FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated March 6, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

PROPOSAL OF THE BOARD OF DIRECTORS TO THE ANNUAL AND EXTRAORDINARY GENERAL MEETING TO BE HELD ON APRIL 9, 2013

Dear Shareholders,

The Board of Directors of BRF – Brasil Foods S.A. hereby submits to the Shareholders the following proposals for deliberation at the General Meeting, to be held on April 9, 2013:

Annual General Meeting

  To examine and vote the Management Report, Financial Statements and other documents with respect to the fiscal year ending December 31, 2012 and decide on the allocation of the result; to approve the following allocation of the Net Income for the Fiscal Year 2012:

Net Income for the Fiscal Year	R$ 813,226,655.81
Actuarial Losses	R$ (37,844,000.00)
Net Income to be appropriated	R$ 775,382,655.81
Legal reserve	R$ 40,661,332.79
Value appropriated to Interest on Shareholders’ Equity	R$ 274,750,000.00
Proposed Additional Dividends	R$45,300,000.00
Reserve for Capital Increase	R$ 155,076,531.16
Reserve for Expansion	R$ 192,164,146.91
Reserve for tax credits	R$ 67,430,644.95
Total Amount Distributed	R$ 775,382,655.81

(Attachment 9-1-II pursuant to CVM Instruction 481)

2.             To ratify the distribution of remuneration to the shareholders pursuant to the decision by the Board of Directors in the amount of R$ 274.7 million, corresponding to R$ 0.315855520 per share, payouts having taken place on August 15, 2012 (R$ 0.11501051 per share) and on February 15, 2013 (R$ 0.20084501 per share) in the form of interest on shareholders’  equity with due retention of Withholding income Tax at Source pursuant to the current legislation (Attachment 13 pursuant to CVM Instruction 481);

3.             To approve the distribution of complementary dividends in the amount of R$ 45.3 million to be paid out on April 30, 2013;

4.             To approve the number of members to make up the Board of Directors at 11 (eleven) pursuant to the provision in Article 16, caption sentence, of the Bylaws;

5.             To elect the slate made up of the individuals nominated below to comprise the Board of Directors for a term of office of 2 (two) years as set forth in Article 16 of the Bylaws.

Effective Members	Alternate Members
Abilio Diniz	Eduardo Rossi
Sérgio Rosa	Heloisa Helena Silva de Oliveira
Paulo Assunção de Sousa	Mauro José Periotto

Décio da Silva	Sérgio Schwartz
Luis Carlos Fernandes Afonso	Manuela Cristina Lemos Maçal
Carlos Fernando Costa	Helena Kerr do Amaral
Luiz Fernando Furlan	Roberto Faldini
Manoel Cordeiro Silva Filho	Mauricio da Rocha Wanderley
Walter Fontana Filho	Eduardo Fontana d´Avila
José Carlos Reis de Magalhães	Daniel Arduini Cavalcante Arruda
Pedro de Andrade Faria	Fernando Shayer

5.1       Pursuant to CVM instructions 165 and 282, the minimum percentage for participation in the voting capital necessary for the requisition of the multiple voting system is 5% (five percent). (Attachment 24, items 12.6 to 12.10 pursuant to CVM Instruction 480);

6.          Pursuant to the provision of Paragraph 1, Article 16 of the Bylaws, to nominate as Chairman and Vice Chairman of the Board of Directors, respectively, Messrs. Abílio Diniz and Sérgio Rosa.

7.          To elect the members of the Fiscal Council/Audit Committee – Term of Office: Until the E/AGM of 2014. (Attachment 24, items 12.6 to 12.10 pursuant to CVM Instruction 480)

Effective Members	Alternate Members
Attilio Guaspari	Agenor Azevedo dos Santos
Décio Magno Andrade Stochiero	Tarcisio Luiz Silva Fontenele.
Susana Hanna Stiphan Jabra	Paola Rocha Freire

Extraordinary General Meeting

1.             To approve the amendment of the following article of the current Bylaws: ARTICLE 1-  alteration of the corporate denomination from BRF – BRASIL FOODS S.A. to BRF S.A.;

2.             To approve the total annual and aggregate compensation for the Members of the Management of the BRF Companies in the amount of up to R$ 39 million, including extra compensation in the month of December 2013 in the amount corresponding to one monthly fee. (Attachment 13, pursuant to CVM Instruction 481).

3.             To approve the amendment to the Stock Option Plan (Stock Options), item 7. Limit of Dilution, to permit the maximum dilution of 2.0% up to 2.5%, and the alteration of the regulations of the Stock Option Plan (Stock Options) with respect to the following aspects: amendment in the quantity of exercise windows (item 9.1.2 of the Plan) from 2 to 4 and the alteration of the parity (item 4.2.1 of the Plan) of the number of stock option grants versus acquired shares for the additional plan: from 0.5 to 1.0 option from 1.0 to 2.0 options and from 2.0 to 4.0 options (Attachment 13, pursuant to CVM Instruction 481)

This is what the Board of Directors has to propose and expects to be examined and approved by the shareholders.

The Company’s shareholders interested in accessing information or clarifying doubts relative to the above proposals should contact the Company’s Investor Relations area by calling +55 (11) 2322-5061/5050/5048/5049/5051/5052/5037 or via e-mail: acoes@brf-br.com. All documents pertaining to this Meeting may be found at the disposal of the shareholders in the site: www.brf-br.com/ri in addition to the system of powers of attorney for permitting the participation of the shareholder. Furthermore, the Meeting shall be transmitted via video conference to the São Paulo office located at Rua Hungria, 1,400 – 5th floor, Jardim Europa, for the shareholders that so prefer.

São Paulo (SP), March 4, 2013.

Nildemar Secches

Chairman of the Board of Directors

Paulo Assunção de Sousa

Vice Chairman

Décio Da Silva

José Carlos Reis Magalhães Neto

Heloisa Helena Silva de Oliveira

Luís Carlos Fernandes Afonso

Luiz Fernando Furlan

Manoel Cordeiro Silva Filho

Pedro de Andrade Faria

Walter Fontana Filho

(Attachment I – Information with respect to the Reference Form and CVM Instruction 481 – document being prepared)

Attachments to the Proposal of the Board of Directors to the Ordinary and Extraordinary General Meeting to be held on April 9, 2013.

(According to CVM Instruction nº 480 and 481)

Attachment 9-1-II

		2012
		R$ thousand
	2012 Financial Statements
1)	Net Income for the fiscal year	813.227
2)	Free Float as at December 31, 2012	869.534.940
2.1)	Earnings per share	0.94
2.2)	Dividends per share	-
2.3)	Interest on shareholders' equity per share	0.32
3)	% of distributed net income	33.79%
4)	Dividends distributed based on net income for previous fiscal years	-
4.1)	Interest on shareholders' equity distributed from revenue reserves	-
5)	Anticipated dividends and interest on shareholders' equity already declared	-
6)	Dividends or interest on shareholders' equity based on profits recorded in semi-annual balance sheets or in lesser periods	-

7)		2012	2011	2010
7.a)	Net Income	813.227	1.367.409	804.106
7.b)	Distributed interest on shareholders' equity	274.750	632.134	262.500
7.b)	Dividends	-	-	-
8.a)	Distribution to legal reserve	-	-	(186.131)
9)	Dividends on preferred shares	40.661	68.370	40.206
10)

The Company's bylaws determine the distribution of a minimum dividend of 25% of net income for the fiscal year, adjusted pursuant to Art. 202 of Law 6.404/76 to be attributed to all the Company's shares.

11)	Retention of mandatory dividends	-	-	-
12)	Distribution of the result to contingency reserve	-	-	-
13)	Distribution of the result to unrealized profits reserve	-	-	-
14)	Distribution of the result to statutory reserves	392.541	570.846	-
14.1)	Retention of income to statutory reserve (Reserve for capital increase)	155.077	265.578	296.794
14.2)	Retention of income to statutory reserve (Reserve for capital increase)	237.464	305.268	119.900
15)	Retention of forecasted profits in the capital budget - reserve (reversal) for expansion reserve	67.431	56.542	176.894
16)	Distribution of the result for tax incentive reserve	-	-	-

Item 14.c

The reserve for capital increase was established based on the article 30, item 3, of Company’s bylaws, approved by the shareholders meeting in December 18, 2012, in the amount that corresponds to 20,00% of the net income to be distributed presented above, such reserve shall not exceed 20,00%of the capital stock.

The reserve for expansion was established based on the article 30, item 4, of Company’s bylaws, approved by the shareholders meeting in December 18, 2012, in the amount that corresponds to 30,63% of the net income to be distributed presented above, such reserve shall not exceed  80% of the capital stock, with the purpose of ensuring investments in fixed assets or increases in working capital, including through amortization of the Company’s debts, irrespective of retention of profit earmarked to the capital expenditures budget, and its balance being used, as may be the case, for: (i) absorbing losses whenever necessary; (ii) distribution of dividends at any time; (iii) operations of redemption, reimbursement or the authorized purchase of shares as permitted in the legislation; and (iv) for incorporation into the Capital Stock, including through new stock dividends.

10. Management Comments

10.1. Comments of Directors on financial conditions and asset status

The year will go down in the annals of BRF as the one in which we implemented one of the most complex mergers anywhere in the world - that between Perdigão and Sadia  - with the Company embarking on a new cycle. During the year, we complied in full with the agreement signed with the Administrative Council for Economic Defense (Cade), the Brazilian anti-trust authority, selling off plants, brands and distribution centers as well as temporarily suspending the use of the Perdigão brand for some product categories. We successfully ended the year by completing the merger process, including the incorporation of Sadia.

In the business field, we were faced with an international economic crisis and an unprecedented spike in costs on the back of highly volatile and rising grain prices, characterizing one of the most difficult years for the world animal protein segment. But despite the transfer of assets and the suspension of brands representing about a third of our sales volume to the domestic market, we successfully increased consolidated net sales by 10.9% to R$ 28.5 billion. Adjusted EBITDA reached R$ 2.7 billion, and EBITDA reached R$2.3 billion, while net income totaled R$ 813.2 million, a negative variation of 40.5% over the preceding year. It should be pointed out that in the second half of 2012 following the agreement with CADE, domestic market sales rose 50% on the same comparative basis.

This result is a reflection of extremely arduous and consistent work on a process which involved the Company in the implementation of two agendas in parallel: the daily operational routine together with the commitments surrounding the execution of the merger. The result proved a reaffirmation of the capacity of the Company to plan as a critical element in its success and one of its competitive advantages. Since the announcement of the merger, we have reached an average of 30.2% per year in Total Shareholder Return with our market capitalization standing at R$ 36.8 billion, BRF ranking as the  7th largest food company in the world.

Net financial expenses totaled R$ 570,6 million, a 19.0% increase, especially due to higher debt levels as a result of the currency effect and the need to allocate cash to support investments in Capex and working capital, the result of reduced cash generation in the period.

In the light of the high level of exports, the Company conducts operations with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), the Company uses financial derivatives (for example: NDF) and non-derivative financial instruments (for example: foreign currency debt) for hedge operations and concomitantly, to eliminate the respective unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

The use of non-derivative financial instruments for foreign exchange cover, continues to permit a significant reduction in the net currency exposure in the balance sheet, resulting in substantial benefits through the matching of currency liability flows with export shipments and therefore contributing to a reduction in the volatility of the financial result.

On December 31, 2012, the non-financial derivative instruments designated as hedge accounting for foreign exchange cover amounted to USD 614 million, and a proportional reduction in book currency exposure of the same value. In addition, the financial derivative instruments designated as hedge accounting according to the concept of a cash flow hedge for coverage of highly probable exports, totaled USD 1,007 million + EUR 197 million + GBP 53.4 million and also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was booked to shareholders’ equity, thus avoiding the impact on the Financial Expenses.

The Company’s net debt was R$ 7,0 billion, 29.7% more than reported for December 31, 2011, resulting in a net debt to EBITDA ratio (last twelve months)  of 2.6 times with a book currency exposure of US$ 411,6 million, a 12.5% decline.

In 2011, the good operating performance, obtained in our business performance in both segments of the internal market, external and food service, were instrumental in improving the operating cash flow, provide investments in Capital Expenditure to promote organic growth defined and in acquisitions.

Even with the economic scenario experienced and especially waiting for the opinion of the antitrust agency, we close the year with excellent results, which proves our great potential performance going forward. Net revenues totaled R $ 25.7 billion, 13.3% over 2010, ending 2011 at 6.2 million tons of products. Cash flow, as measured by EBITDA, evolved 23.1%, to $ 3.2 billion, with EBITDA margin of 12.6%. Net income registered an increase of 70.1% over the previous year, reaching R $ 1.6 billion, adjusted to the provision of corporate merger of Sadia SA expected to occur in 2012.

Besides having ended the year with good operating margins, the Company recorded positive indicators of liquidity, with $ 2.9 billion in investments and 82% of net debt in the long run. This allows us to comfort with the short-term and reliable for the long term.

Net debt, comprising the total gross debt less financial investments, increased by 48.7%, representing $ 5.4 billion, concentrated in the long run. The expenditure required for investments and acquisitions have resulted in greater use of cash, with gross debt increasing due to currency fluctuations. Thus, the net debt in relation to generation EBITDA was 1.7 times compared to 1.4 times recorded on 31/12/10.

Recent acquisitions have demanded a series of adjustments necessary to reflect the expected return. Moreover, the extreme volatility and uncertainty of foreign markets by the end of the year the administration requested greater prudence. The Company's financial position is safe and comfortable, having been promoted the elongation of short-term debt with maturities bearable planned for 2012 and 2013. Thus allowing the continuity of the plans outlined for investment, providing a continuous and sustained growth, aligned to the Strategic Plan for Long-Term - 15 BRF recovery, albeit slow, in 2010 the international economy and domestic market growth provided a more favorable environment for the Company's business.

The recent acquisitions demanded several necessary adjustments to reflect the expected return. Moreover, the extreme volatile and uncertain market conditions at the yearend demanded more administration caution. The Company financial position is safe and comfortable; it was promoted the short term debt extension, with bearable due dates scheduled for late 2012 and 2013, thus allowing the continuity of investment plans and the continuous and sustainable growth, in line with Strategic Plan for Long-Term - BRF15 recovery, albeit slow, of the international economy in 2010 and growth of the market provided a more favorable environment for the Company's business.

Because of financial discipline adopted in the debt restructuring plan, reductions were observed in the average cost of debt, as well as an extension of average maturity. The Company ended 2010 with 69% of its debt in the long run.

The net indebtedness of 12/31/10 was 13.2% lower than recorded in 2009, supported by the operating results, even considering the disbursement for investment in capital expenditures, marketing and project synergies.

The net debt / EBITDA were reduced to 1.38 times due to improved cash generation achieved in the year and the equilibrium level of net debt in relation to the Company's operations. The consolidated foreign exchange exposure was $ 76 million (asset position), contemplating the policy implemented hedge accounting, compared with $ 1.1 billion (liability) recorded in the previous year.

Debt restructuring of the subsidiary Sadia was made possible by the input of resources from the primary offering of equity issues whose funding totaled U.S. $ 5.3 billion held in July/09. Were transferred U.S. $ 3.5 billion of this amount for Sadia, among AFAC operations and mutual obligations for early and thus reduce the costly short-term debt, of which R $ 1.2 billion was transferred during the year 2010.

Order to stretch the debt profile and reduce its average cost, were issued on 21/01/10, bonus of 10 (ten) years totaling $ 750 million (bonds), maturing on 1/28/20 and coupon (interest ) of 7.250% per annum (7.375% yield to maturity), which are paid every six months, from July 28, 2010.

In 2009, the BRF – Brazil Foods S.A., a corporation resulting from the merger between the groups Perdigão and Sadia, was born as one of the world leading group in the food industry, taking its products and brands for more than 100 countries.

The success of the shareholding structure that resulted in the BRF creation, besides the fund raising of R$5,3 billion, turned the year of 2009 remarkable for the Brazilian and global food industry.

At operational sphere, the positive spotlight was the good performance of the company in the local market, with 9,5% of growth in revenues of processed products. However, the results and margins were negatively impacted by the international scenario, which showed high exchange volatility, leading to an important drop in the exported products prices. The reduction of consumption in the international market led the company to several adjustments in its production, which reflected in the increase of products cost and increase in the commercial expenses.

Although the adverse scenario, BRF recorded an adjusted net profit of R$360 million and EBITDA of R$1,2 billion in terms of proforma. The net indebtedness increased 14,4% compared to 12.31.08, however, in proforma comparative the drop of indebtedness was supported by the entrance of funds of primary offer of shares issuance, whose raising was of R$ 5,3 billion. From this amount, R$ 2,2 billion were transferred to Sadia, aiming the reduction of the costly short term debt. The relation net debt/EBITDA became 3,6 times, due to the minor cash generation in the year, although the proper level of net indebtedness.

Item 10.1.b. Capital Structure

On 12.31.10, the BRF capital structure is composed of 65,4% in equity capital and 34,6% in debt capital. The company does not have issuance of redeemable stock.

Item 10.1.c. Creditworthiness

Considering that 69% of the Gross indebtedness is of long term, that the Company has availability of R$ 3.552 million to pay its short term financial commitments of R$ 2.233 and that we hope a positive cash generation for the year of 2011, based on the continuous improvement of the world economy, the Company considers as comfortable its ability to pay.

Item 10.1.d;e. Financing sources for working capital and for investment in non-current assets that the Company intends to use to cover liquidity deficiency.

The Company current availabilities reduce the need of new loans. However, we keep funds raised at low cost and long term, as the financing along with the development bodies as BNDES (Brazilian Economic and Social Development Bank), BNB (NE Bank) and FINEP (Financing of Studies and Projects) used to mainly finance fixed capital, and renewals of Rural Credit operations, which are operations with interests subsided by the Federal Government as EGF and NPR to finance the company working capital.

During the year of 2011, the Company may obtain new loans and borrowing in the financial and capital markets, in case additional funds are necessary to finance the long term investment plans or to continue improving the indebtedness profile.

Item 10.1.f. Levels of Indebtedness and the features of such debts, also describing:

							Consolidated

	Charges (% p.y.)	Weighted average rate (p.y.)	WATM (*)	Current	Noncurrent	12.31.09	12.31.08
Local currency (R$)
Rural credit	6.75%(6.75%on 12.31.08)	6.75%(6.75%on 12.31.08)	0.4	847,799	-	847,799	220,272

Working capital	TJLP / FIXED RATE / TR / CDI +4.76%	10.31%	2.2	112,772	555,387	668,159	-

FINEM - BNDES	TJLP +2.55%(TJLP + 2.35%on 12.31.08)	8.55%(8.59%on 12.31.08)	2.5	391,057	1,195,601	1,586,658	538,252

Debenture - BNDES	TJLP +6.00%(TJLP + 6.00%on 12.31.08)	12.00%(12.25%on 12.31.08)	0.4	2,089	-	2,089	6,261

Tax incentive and others	TJLP/FIXED RATE/IGPM /TR/CDI/ URBT01) +6.92% (TJLP/FIXED RATE/IGPM /TR/CDI/ URBT01) +5.15%on 12.31.08)	9.70%(11.26%on 12.31.08)	1.5	559,928	553,752	1,113,680	463,284

Net derivatives balance (note 20 b)	%CDI vs TR	%CDI vs TR	-	-	-	-	78
Total local currency				1,913,645	2,304,740	4,218,385	1,228,147

Foreign currency
	5.29%+e.r. (US$) (6.06%+e.r. (US$) on 12.31.08)	5.29%+e.r. (US$) (6.06% +e.r. (US$) on 12.31.08)
Advances on export contracts			0.3	53,432	-	53,432	443,674

Working capital	EURIBOR +1.20%	0.41%+e.r. (US$) (6.66%+ e.r. US$)	1.0	-	-	-	49,605

Bonds	6.88%	6.88%	7.7	2,993	435,300	438,293	-

Receivables (**)	-	-	-	36,386	-	36,386	-

Credit lines	LIBOR +2.56%/FIXED RATE ( LIBOR +2.47% on 12.31.08) +e.r. (US$ and other currencies)	3.26%(4.46%on 12.31.08) +e.r. (US$ and other currencies)	2.3	593,621	2,020,143	2,613,764	1,871,663

Pre-export facilities	LIBOR / FIXED RATE/ CDI +2.07%( LIBOR / FIXED RATE / CDI +3.17%on 12.31.08) + e.r.(US$)	2.50%(4.98%on 12.31.08) +e.r.(US$)	2.5	191,542	930,786	1,122,328	1,622,325

FINEM - BNDES	UM BNDES +2.49%( UM BNDES +2.71%on 12.31.08) +e.r. (US$ and other currencies)	6.74%(6.97%on 12.31.08) +e.r. (US$ and other currencies)	4.5	62,344	193,396	255,740	83,261

Others	-	-	-	280	-	280	-

Net derivatives balance	%CDI vs e.r.(US$ and other currecies)	-	1.9	59,502	-	59,502	67,423

Total foreign currency				1,000,100	3,579,625	4,579,725	4,137,951
Total debt				2,913,745	5,884,365	8,798,110	5,366,098

							BR GAAP and IFRS
								Consolidated
	Charges (% p.y.)	Average interest rate (p.a.)	Weighted average maturity	Short term	Long term	Balance 12.31.10	Balance 12.31.09	Balance 01.01.09

Local currency (R$)
Working capital	6.75% (TR / 7.71% on 12.31.09)	6.81%	0.8	869,699	11,601	881,300	973,033	220,272

BNDES, FINEM, credit facilities of development banks and other secured debts	TJLP / 2.86% (TJLP / 2.79% on 12.31.09)	8.45%	5.8	577,756	1,356,431	1,934,187	2,101,411	538,252

Export credit facility	TJLP / CDI 4.42% (TJLP / CDI 3.6% on 12.31.09)	10.42% (10.14% on 12.31.09)	1.7	88,960	298,757	387,717	1,137,409	-

Tax incentives	IGPM / 1.40% (IGPM / 1% on 12.31.09)	3.00% (0.97% on 12.31.09)	5.6	4	12,865	12,869	4,443	463,284

FIDIC	-	-	-	-	-	-	353,364	-

Total local currency				1,536,419	1,679,654	3,216,073	4,569,660	1,221,808
Foreign currency
Advances on exchange contracts	5.29% e.v. (USD on 12.31.09)	5.29% + e.v.(USD on 12.31.09)	-	-	-	-	53,432	443,674

Bonds	7.13%	7.13%	8	41,586	1,647,333	1,688,919	419,137	-

Working capital	EURIBOR + 1.20%	0.41% + e.v. (US$)	-	-	-	-	-	49,605

Export credit facility	LIBOR / / CDI 2.24% (LIBOR / / CDI 2.35% on 12.31.09) e.v. (US$ and other currencies)	2.30% (2.77% on 12.31.09) + e.v. (US$ and other currencies)	2	593,020	1,515,283	2,137,513	3,719,384	3,493,988

BNDES, FINEM, credit facilities of development banks and other secured debts	-	-	-	56,688	132,956	189,644	292,408	85,337

Total foreign currency				691,294	3,295,572	4,016,076	4,484,361	4,072,604
Total indebtedness				2,227,713	4,975,226	7,232,149	9,054,021	5,294,412

Item 10.1.g. Usage Limits of the already contracted financing

A Company has contracted with the Brazilian Development Bank ("BNDES"), Banco do Nordeste ("BNB"), and Financier of Studies and Projects ("FINEP"), lines of credit available for release in the amount of R$ 679 million.

Additionally, in April 2012 the Company contracted with a group of 19 banks with a syndication of US$500 million (Syndicated Revolving Credit Facility - Dual Currency). During 2012, the Company did not use the line of credit available.

Item 10.1.h.

Item 10.1.h. significant variations in each item of financial statements

Main variations in the consolidated balance sheet, comparing December 31, 2012 to December 31, 2011.

Current assets

The current asset totalized R$11,590.0 million on December 31, 2012 and R$11,123.7 million on December 31, 2011. On December 31, 2012, the current assets represented 37.7% of total assets, compared to 37.1% in the previous year.

Cash and cash equivalents

Cash and cash equivalents presented a increase of 41.3%, from R$1,366.8 million as of December 31, 2011 to R$1,930.7 million as of December 31, 2012. Such increase is mainly due to the Company’s financing activities.

Trade accounts receivable, net

Trade accounts receivable totaled R$3,131.2 million as of December 31, 2012, decreasing 2.4% when compared to December 31, 2011, which totaled R$3,207.8 million. This reduction is due to the better management of receivables in receipts.

Inventories

On December 31, 2012, inventories totaled R$3,018.6 million compared with R$2,679.2 million as of December 31, 2012, increasing 12.7% or R$339.4 million. There was a significant variation on the inventory, mainly due to the decrease on the external market demand.

Non-current assets

As of December 31, 2012, non-current assets totaled R$19,182.3 million (R$18,859.7 million as of December 31, 2011), increasing R$322.6 million. This variation is a consequence from the net increase in property, plant and equipment.

Property, plant and equipment, net

On December 31, 2012 property, plant and equipment increased 8.9%, totaling R$10,670.7 million (R$9,798.3 million as of December 31, 2011). Improvement and productivity projects amounted to R$893.0 million and were allocated in several plants and regions. Depreciation and amortization amounted to R$488.3 million and there were also disposals in the total amount of R$723.4 million mainly due to implementation of TCD, sales or obsolescence.

Current liabilities

Current liabilities totaled R$7,464.2 million as of December 31, 2012 (R$7,987.8 million as of December 31, 2011) presenting an decrease of 6.6%. Such decrease is related to the export credit lines, which decreased approximately 67.6%, meaning R$929.4 million aiming to finance the Company’s working capital. Current liabilities represented 24.3% of total liabilities, compared to 26.6% from the previous year.

Short-term loans and financing

Short-term debts, including the current portion of long-term debt with financial institutions totaled R$2,440.8 million as of December 31, 2012 (R$3,452.4 million as of December 31, 2011), presenting a reduction of 29.3%. The decrease of the debts is related for the export credit lines to finance the Company’s working capital.

Suppliers

Debts to suppliers of raw materials, materials and services that are necessary to the operational activities of the Company amounted to R$3,381.3 million as of December 31, 2012 and R$2,681.3 million as of December 31, 2011, increasing 26.1%. This decrease is related to the growth of the production and the costs of the main raw materials

Non-current liabilities

As of December 31, 2012 non-current liabilities totaled R$8,732.0 million (R$7,885.7 million as of December 31, 2011), representing a increase of R$846.3 million during the year, mainly due to increase of long-term debts.

Long-term loans and financing

Long-term debts with financial institutions totaled R$7,077.5 million, as of December 31, 2012 and R$4,601.0 million as of December 31, 2011, representing an increase of R$2,476.5 million.

Shareholder´s Equity

The shareholders’ equity of 2012 corresponded to R$14,576.0 million (R$14,110.0 million as of December 31, 2011). There was an increase of 3.3% derived from the variation of the following groups: reserve for expansion in the amount of R$237.5 million; reserve for capital increase in the amount of R$155.1 million; legal reserve in the amount of R$40.7 million and reserve for government grants in the amount of R$67.4 million.

Main variations in the consolidated balance sheet, comparing December 31, 2011 to December 31, 2010.

Current assets

The current asset totalized R$11,123.7 million on December 31, 2011 and R$10,020.6 million on December 31, 2010. The increase of R$1,103 million is primarily represented by the trade accounts receivable and inventories, as a consequence from the organic growth of the Company and its subsidiaries. On December 31, 2011, the current assets represented 37.1% of total assets, compared to 36.1% in the previous year.

Cash and cash equivalents

Cash and cash equivalents presented a decrease of 40.8%, from R$2,310.6 miillion as of December 31, 2010 to R$1,366.8 million as of December 31, 2011. Such decrease is mainly due to the Company’s investment activities.

Trade accounts receivable, net

Trade accounts receivable totaled R$3,207.8 million as of December 31, 2011, increasing 25.1% when compared to December 31, 2010, which totaled R$2,565.0 million. This increase is due to the growth of 12.8% on sales during the 2011 fiscal year.

Inventories

On December 31, 2011, inventories totaled R$2,679.2 million (R$2,135.8 million as of December 31, 2010), increasing 25.4% or R$543.4.million There was a significant variation on the inventory of finished goods, mainly due to the decrease on the external market demand.

Non-current assets

As of December 31, 2011, non-current assets totaled R$18,859.7 million (R$17,730.8 million as of December 31, 2010), increasing R$1,128.9 million. Such variation is a consequence from the net increase in property, plant and equipment and from the increase in other assets group, due to an advanced payment in the amount of R$180.0 million for the acquisition of assets related to the integration, production and porks slaughtering.

Current liabilities

Current liabilities totaled R$7,987.8 million as of December 31, 2011 (R$5,686.4 million as of December 31, 2010) presenting an increase of 40.5%. Such increase is related to the export credit lines, which increased approximately 160.9%, meaning R$1,097.3  million aiming to finance the Company’s working capital. Current liabilities represented 26.6% of total liabilities, compared to 20.5% from the previous year.

Short-term loans and financing

Short-term debts, including the current portion of long-term debt with financial institutions totaled R$3,452.4 million as of December 31, 2011 (R$2,222.7 million as of December 31, 2010), presenting a growth of 55.0%. The increase of the debts is related to the funding for the export credit lines to finance the Company’s working capital.

Accounts Payable

Debts to suppliers of raw materials, materials and services that are necessary to the operational activities of the Company amounted to R$2,681.3 million as of December 31, 2011 and R$2,059.2 million as of December 31, 2010, increasing 30.2%. This increase is related to the growth of the production and the costs of the main raw materials, such as soybean meal (5.1%).

Non-current liabilities

As of December 31, 2011 non-current liabilities totaled R$8,428.6 million (R$7,885.7 million  as of December 31, 2010), representing a decrease of R$542.9 million during the year, mainly due to the higher amount transferred from long-term to short-term and to the reduction of the provision for civil risks.

Long-term loans and financing

Long-term debts with financial institutions totaled R$4,601.0 million as of December 31, 2011 and R$4,975.2 million as of December 31, 2010, representing a decrease of R$542.9 million. This decrease is a consequence of the transference of the debt from the long-term to the short-term.

Shareholder´s Equity

The shareholders’ equity of 2011 corresponded to R$14,110.0 million (R$13,636.5 million as of December 31, 2010). There was an increase of 3.5% derived from the variation of the following groups: reserve for expansion in the amount of R$305.2 million; reserve for capital increase in the amount of R$265.3 million; legal reserve in the amount of R$68.4 million and reserve for government grants in the amount of R$56.5 million.

Main variations in the consolidated balance sheet, comparing December 31, 2010 to December 31, 2009.

Current Assets

Current assets totaled R$9,852.1 million on December 31, 2010 and R$10,677.9 on December 31, 2009, representing a decrease of R$825.8 million, mainly due to the financial investments in the amount of R$1,481.7 million. The accounts receivable from customers increased R$424.3 million as a consequence of the sales revenue growth. The reduction of financial applications plus the generation of operational cash was allocated primarily to the reduction of loans and increase on the Company’s investments. As of December 31, 2010, current assets represented 35.5% of the total assets, when compared to 37.6% from the previous year.

Cash and cash equivalents

The group presented a decrease of 25.2%, from R$4,243.8 million as of December 31, 2009 to R$3,174.4 million as of December 31, 2010 as a result, mainly to the financial investments redemption utilized for the settlement of the indebtedness from the wholly-owned subsidiary Sadia.

Trade accounts receivable, net

Trade accounts receivable totaled R$2,565.0 million as of December 31, 2010, increasing 19.8% when compared to December 31, 2009, which totaled R$2,140.7 million. Such increase is a consequence of the growth of sales revenue.

Inventories

As of December 31, 2010, inventories amounted to R$2,135.8 million  (R$2,225.5 million as of December 31, 2009), representing a decrease of 5.3%. There was a decrease in finished goods in tem amount of R$216.9 million  due to a better sales performance in the current year, while in the end of the prior year the inventories levels were high due to a lower demand in the foreign market. The remaining inventories items increased R$97.2. million  The poultry, pork and beef in formation to be slaughtered, are classified as biological assets, in the current assets and totalized R$900.7 million on December 31, 2010 (R$865.5 million on December 31, 2009).

The poultry and pork for production, breeding stocks with the purpose of generating new biological assets, are classified as biological assets, in the noncurrent assets and totalized  R$377.7 million on December 31, 2010 (R$391.2 million  on December 31,  2009).

Recoverable taxes

The recoverable taxes balance corresponded to R$695.9 million on December 31, 2010 and R$745,6 million on December 31, 2009. Such credits, which are expected to be compensated in the 2011 fiscal year, basically refers to ICMS, PIS, COFINS, Income Taxes and Social Contribution. The export activity, reduced taxes rates in the domestic market, investments in fixed assets and investments in marketable securities provided credits superior to debits generated in the sales.

Noncurrent assets

The noncurrent assets amounted to R$17,899.4 million on December 31, 2010 and R$17,705.7 million  on December 31, 2009; increasing R$193.7 million. The increase is related to investments in property, plant and equipment and the deferred recoverable taxes, which fluctuations amounted R$368.1 million. On the other hand, there was a reduction of R$299.0 million  in the balance of marketable securities.

Recoverable Taxes

The recoverable taxes balance increased R$114.3 million; reaching R$767.4 million  on December 31, 2010, as well as, in the current assets refers basically to ICMS, PIS, COFINS, Income Taxes and Social Contribution Taxes, subject to future offsets.

Deferred income taxes

The deferred income taxes balance totalized R$2,487.6 million  on December 31, 2010 and R$2,426.4 million  on December 31, 2009. The balance comprises net operating losses and temporary differences. The realization of such assets will occur as long as the contingencies are settled and profits generated.

Property, plant and equipment

The balance increased R$192.6 million, totalizing R$9,066.8 million  on December 31, 2010 and R$8,874.2 million  on December 31, 2009. The acquisitions amounted to R$693.3 million  disposals, depreciations and the fair value due to business combination with Sadia totalized R$504.1 million. Among the acquisitions the following are highlighted: expansion of R$116.4 million, of Campos Novos - SC R$75.1 million, constructions in progress in Sadia mainly related to the Lucas do Rio Verde and  Vitória de Santo Antão in the amount of R$198.1.

Intangible

The balance totalized R$4,247.3 million  on December 31, 2010 and R$4,276.5 million  on December 31, 2009; and comprises: goodwill in the amount R$2,833.0 and the trademark of R$1,256. million.

Current liabilities

The current liabilities totalized R$5,621.2 million  on December 31, 2010 and R$6,267.9 million  on December 31, 2009; a reduction of 10.3%, mainly in the debt with financial institutions due to the payment of Sadia’s outstanding loans.

Financing and loans

The short term debt, including the short term portion of non current debt totalized on December 31, 2010 R$2,227.7 million  and on December 31, 2009 R$3,202.7 million, a reduction of 30.4%. The reduction on the debt is mainly due to the payment of Sadia’s outstanding loans.

Suppliers

The suppliers balance R$2,059.2 on December 31, 2010 and R$1,905.4 million  on December 31, 2009, increasing 8.1%, above the increase in the cost of goods sold which increased 33.2% and are related to the purchase policy and the prices behavior of the main raw materials.

Noncurrent liabilities

Totalized R$8,493.8 million  on December 31, 2010 and R$9,120.0 million  on December 31, 2009; reducing 6.9%, mainly due to the payment of Sadia’s outstanding loan.

Financing and loans

The noncurrent debt totalized R$4,975.2 million  on December 31, 2010 and R$5,853.5 million  on December 31, 2009, reducing R$878.3 million, mainly due to the payment of Sadia’s outstanding loan.

Tax, labor and civil contingencies

The tax, labor and civil contingencies totalized R$1,118.9 million  on December 31, 2010 and R$1,031.6 million  on December 31, 2009.  The balance is related to the lawsuits which the outcomes are considered probable, being: tax R$859.9 million, labor R$110.1 million, civil R$148.9 million.

Deferred income taxes

Totalized R$1,635.7 million  on December 31, 2010 and R$1,456.4 million  on December 31, 2009. The amount of R$1,124.4 million  refers to net operating losses and temporary differences in the amount of R$511.3 million.

Shareholders’ equity

The shareholders’ equity totalized R$13,636.5, while in the end of the 2010 fiscal year amounted to R$12,995.7 million. There was an increase of 4.9% due to the net profit of R$806.8, reduced by the interest on own capital in the amount of R$262.5 million.

Item 10.2.a;b and c.

Results of Operations as a Percentage of Net Sales

The following discussion should be read in conjunction with our consolidated financial statements. The following table sets forth the components of our results of operations as a percentage of net sales for 2012 and 2011.

	Years Ended December 31,
	2012	2011
	(%)	(%)
Net sales	100.0%	100.0%
Cost of sales	77.4%	74.1%
Gross profit	22.6%	25.9%
Operating expenses:
Sales expenses	15.1%	14.9%
General and administrative expenses	1.4%	1.7%
Other operating expenses	1.3%	1.6%
Equity interest in income of subsidiaries	0.0%	0.0%
Operating income	4.9%	7.8%
Financial income (expenses), net	2.0%	1.9%
Income before taxes and participation of non-controlling shareholders	2,9%	5.9%
Income and social contribution taxes	0.0%	0.6%
Net income	2.9%	5.3%
Attributable to:
BRF shareholders	2.9%	5.3%
Non-controlling shareholders	0.0%	0.0%

Presentation of Net Sales Information

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

    ICMS Taxes — ICMS is a state value-added tax on our gross sales in the domestic market at a rate that varies by state and product sold. Our average ICMS tax rate in 2012 and 2011 was 7.3% and 8.8%, respectively.

    PIS and COFINS Taxes — The PIS and the COFINS taxes are federal social contribution taxes on our gross sales in the domestic market at the rates of 1.65% for PIS and 7.60% for COFINS.

    Discounts, Returns and Other Deductions — Discounts, returns and other deductions are unconditional discounts granted to customers, product returns and other deductions from gross sales.

Most of our deductions from gross sales are attributable to the ICMS, PIS and COFINS taxes.  As a result, our deductions from gross sales in the domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in our export markets.

The table below sets forth our gross sales and deductions for the years ended December 31, 2012 and 2011 (In thousands Reais):

	31.12.12	31.12.11
Gross sales
Domestic market	15.175.348	14.299.538
Foreing market	11.977.600	10.363.656
Milk	3.206.790	2.999.229
Food Service	1.775.885	1.698.261
	32.135.623	29.360.684

Sales deductions
Domestic market	(2.556.513)	(2.669.543)
Foreing market	(351.558)	(270.546)
Milk	(492.719)	(460.431)
Food Service	(217.450)	(253.926)
	(3.618.240)	(3.654.446)

Net sales
Domestic market	12.618.835	11.629.995
Foreing market	11.626.042	10.093.110
Milk	2.714.071	2.538.798
Food Service	1.558.435	1.444.335
	28.517.383	25.706.238

Segment Presentation

The operating segments are reported consistently with the management reports provided to Board and Directors for assessment the performance of each segment and allocating resources.

The segment information is prepared considering 4 reportable segments, as follows: domestic market, foreign market, dairy products and food service. The reportable segments identified primarily observe division by sales channel.

(i)         Domestic market: includes the Company´s sales for inside the Brazilian territory, except those relating to products in the dairy and the food service channel.

(ii)        Foreign market: includes the Company´s sales for exports and those generated outside the national territory, except those relating to products in the dairy and the food service channel.

(iii)       Dairy products: includes the Company´s sales of milk and dairy products produced in the domestic and foreign market.

(iv)      Food service: includes the Company's sales of all products in its portfolio, except in the category of dairy products, generated in the domestic and foreign market to the customers for food service category that includes: bars, restaurants, industrial kitchens, among others.

Hence, these segments are subdivided according to the nature of the products whose characteristics are described below:

(i)         Poultry: involves the production and trade of whole poultry and cuts in  natura.

(ii)        Pork and beef cuts: involves the production and trade of cuts in natura.

(iii)       Processed: involves the production and trade of processed foods, frozen and processed derivatives of poultry, pork and beef.

(iv)      Others processed: involves the production and trade of processed foods like margarine and vegetable products and soybean-based.

(v)       Milk: involves the production and trade of pasteurized and UHT (“Ultra-high temperature”) milk.

(vi)      Dairy products and other beverages: involves the production and trade of foods milk derivatives, including flavored milk, yogurts, cheeses and desserts. This category also includes beverages from fruit and soybean-based.

(vii)     Others: involves the production and trade of animal feed, soy meal and refined soy flour.

The net sales for each one of the reportable operating segments are presented below (In thousands Reais):

	BR GAAP and IFRS
		Consolidated
Net sales	12.31.12	12.31.11
Domestic market:
Poultry	1,351,356	1,112,291
Pork and Beef	911,270	774,476
Processed products	6,767,166	7,144,983
Other processed	2,694,906	2,043,030
Other	894,137	555,215
	12,618,835	11,629,995
Foreign market:
Poultry	7,569,437	6,571,946
Pork and Beef	1,866,736	1,554,086
Processed products	2,002,169	1,750,059
Other processed	179,978	175,160
Other	7,722	41,859
	11,626,042	10,093,110
Dairy products:
Milk	1,359,809	1,720,470
Dairy products and others beverages	1,354,262	818,328
	2,714,071	2,538,798
Food service:
Poultry	343,055	301,272
Pork and Beef	221,782	166,673
Processed products	846,167	884,639
Other processed	147,431	91,751
	1,558,435	1,444,335
	28,517,383	25,706,238

The operating results before financial income (expenses) for each one of the reportable operating segments are presented below (In thousands Reais):

	BR GAAP and IFRS
		Consolidated
	12.31.12	12.31.11
Operating income:
Domestic market	1,038,639	1,249,386
Foreign market	189,949	558,783
Dairy products	(6,551)	(24,711)
Food service	166,878	217,671
	1,388,915	2,001,129

No customer was individually responsible for more than 5% of the total revenue earned in the twelve month period ended December 31, 2012.

Net revenues from exports originate in the segments of the foreign market, dairy products and food service, as set for below (In thousands Reais):

	BR GAAP and IFRS
		Consolidated
	12.31.12	12.31.11
Export net revenues per market:
Foreign market	11,626,042	10,093,110
Dairy products	123	5,351
Food service	223,299	188,419
	11,849,464	10,286,880

Export net revenue by region is presented below (In thousands Reais):
	BR GAAP and IFRS
		Consolidated
	12.31.12	12.31.11
Export net revenues per region:
Europe	1,920,199	1,882,425
Far East	2,402,902	2,301,806
Middle East	3,976,600	3,087,331
Eurasia (including Russia)	1,058,340	763,294
America / Africa / Other	2,491,423	2,252,024
	11,849,464	10,286,880

The goodwill originated from the expectation of future profitability, as well as the intangible assets with indefinite useful life (trademarks), were allocated to the reportable operating segments, taking into account the nature of the products manufactured in each segment (cash-generating unit). The allocation of intangible assets is presented below (In thousands Reais):

					BR GAAP and IFRS
					Consolidated
		Goodwill		Trademarks		Total
	12.31.12	12.31.11	12.31.12	12.31.11	12.31.12	12.31.11
Domestic market (1)	1,069,958	1,153,790	982,478	1,065,478	2,052,436	2,219,268
Foreign market	1,260,368	1,074,384	323,459	190,522	1,583,827	1,264,906
Dairy products (2)	671,398	664,102	-	-	671,398	664,102
Food service	81,539	81,539	-	-	81,539	81,539
	3,083,263	2,973,815	1,305,937	1,256,000	4,389,200	4,229,815

(1)     Write-off of goodwill and trademarks due to the execution of TCD (note 12).

(2)     During the year ended December 31, 2012, there was an increase in the goodwill allocated from Heloisa in the amount of R$7,296 thousand, due to an adjustment in the open balance from acquired company.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Net Operating Sales

BRF reported net operating sales of R$ 28,5 billion in the year, a growth of 10.9% the result of organic growth, the incorporation of companies acquired in Argentina, more especially Quickfood, and an expanded portfolio thanks to innovation with the launch of various products and categories designed to cushion the impact of asset transfers in 3Q12 in accordance with the agreement signed with CADE (TCD).

DOMESTIC MARKET

The principal challenge to BRF’s domestic operation in 2012 was to mitigate or minimize the impact of asset sales and the suspension of brands both from the operational point of view as well as from that of restoring the scale of the business. There were other challenges as well: the spike in grain prices with the impact on the cost of production, and the oversupply of finished product due to different problems in the export market, among them, Russian restrictions on imports of pork meat for protectionist reasons and excess inventory in Japan.

Between asset sales and suspended brands, there was a reduction of a third by volume in the domestic market.  The objective of minimizing this impact was achieved: a growth of 9% on the revenues of the 4T12 compared with 2011, despite taking into account the ceding of R$ 850 million in quarterly sales with respect to our commitment under the TCD agreement. The Company adopted the strategy of using the Sadia brand to recover the scale lost as a result of the suspension of some of the categories under the Perdigão brand, the latter in turn innovating in other categories or in new ones where there was no restriction.

A large part of the Company’s success is due precisely to innovation, research and planning. In 2012, 58 innovation projects were developed leading to the launch of 97 new products in the domestic market and accounting for 8.5% of total domestic sales revenue for the year. Among new product launches under the  Sadia label were: pork sausage, pizzas, lasagnas, beef cuts, processed products and ready-to-eat dishes; under the Perdigão brand name: the Sanduba and Meu Menu line; industrialized and frozen products; and margarines with the relaunch  of the Claybon brand.

There were also some important launches of convenience foods, with the Assa Fácil line for example and new festive line products. Using spare capacity at the Dánica plant in Argentina, the Company launched Perdigão mayonnaise in the retail market.

These options seek to track trends in convenience foods to meet the demand for health-related products with brands aligned to a balanced life style.

Sales to the domestic market reached R$ 12,6 billion, a 8.5% increase, with a 1.1% rise in volume and average prices 9.7% higher against an increase of 16.3% in average costs, reflecting operating profits of R$ 1,0 billion in this segment, 16.9% down, the operational margin recording 8.2% in 2012 compared with 10.7% in 2011.

Three strategic initiatives have been established for domestic market business in 2013, the first full year as a completely unified operation: identify the role and positioning of each category in the market; establish strategies for each brand; and effectively capture synergies through the increase in productivity and efficiency at low cost. This will be possible thanks to the seamless operation of a single company using distribution centers operating all the brands and  deliveries being realized in a single vehicle.

MARKET SHARE –  %

EXPORTS

Export operations reflected the international scenario characterized by excess inventory in the Middle East, Japan and Russia and by the sharp rise in grain prices creating worldwide oversupply and squeezing the Company’s margins – albeit with some recovery in sales, prices and profitability in the last quarter of the year.

Exports reached R$ 11,6 billion in the year, a growth of 15.2% in revenues with 9.6% higher volume, totaling 2,5 million tons. Average prices reported a gradual recovery as supply adjusted to demand in the leading markets, rising by 5.1% in local currency terms. However, this proved insufficient for a total recovery in operating margins which declined from 5.5% to 1.6% for the year due to the 8.8% hike in production costs – principally driven by significant increases in the main raw materials and the prevailing conditions in the Company’s principal markets.

In the year, BRF recorded progress in its international operations based on its four key pillars of brand, portfolio, advances in distribution logistics and local production. The following initiatives are of note:

Argentina – Initiation of a process of consolidation and capture of synergies of five companies through concentration on BRF Argentina, with nine plants and 22 refrigerated distribution centers. Work has been accelerated since June when the company took full control of Quickfood, leader in the hamburger market with the Paty brand, as part of the asset exchange agreement. Integrated operations in the Argentine market represented R$ 1.2 billion of sales/year.

Company	Activity
Avex	Slaughter and sale of whole chicken and chicken parts.
Dánica	Leader in margarines, vice leader in sauces, manufacturer of pasta and cooking oil. Has two plants and 22 distribution centers.
Levino Zaccardi	Exports cheeses to Brazil. Has a plant.
Quickfood	Leader in hamburgers with the Paty brand. The company has four plants.
Sadia Argentina	Imports foodstuffs from Brazil.

Middle East –  Start of work on the construction of a processed foods plant in Abu Dhabi (United Arab Emirates) with inauguration scheduled for 2013. The first to be built outside Brazil, the unit will have a capacity to produce approximately 80 thousand tons per year of breaded products, hamburgers, pizzas and industrialized products. A 49% stake in Federal Foods was also acquired, a company which for more than 20 years has distributed products under the Sadia brand name in the region. The company has six branches in the United Arab Emirates and one in Qatar, serving two thousand points of sale. The company also distributes Hilal and Perdix brands.

Europe – A new high productivity line was installed at Plusfood with technological improvements and a 75% expansion in production capacity to 20 thousand tons annually of breaded, cooked and grilled chicken products as well as hamburgers and other items.

China – A company was constituted with Dah Chong Hong Limited (DCH) for the distribution of the Sadia brand to the retailing and food  services segments in Hong Kong and Macau. The joint venture is responsible for BRF’s businesses in the Chinese market including the Perdix brand and all the Company’s operations - for which DCH’s existing storage, sales and distribution infrastructure will be used. During the year, feasibility studies were initiated for building a processing plant in China using raw material imported from Brazil or acquired locally.

Africa – Sadia-branded products, previously commercialized to trading companies and wholesalers, were substituted by the Perdix brand. The Sadia brand will be relaunched in 15 countries in Africa in 2013 with the focus on retailing and food services and a new portfolio to include breaded products, pastas, frankfurters and hamburgers.

More than 219, products were launched on the international market during the year. In Europe, a novelty was the launch in August of the Chixxs line of breaded products with specific flavors (Indian, Mexican, Italian).

A new international marketing strategy is designed to position Sadia as a premium brand. The new concept evaluated in 22 countries and by more than 7 thousand people presents a single visual identity but with regionalization of packaging and communication through colors and images.

During the year, the leading markets recorded the following performance in revenues and volumes comparing 2012 with 2011.

Main markets	Revenues	Volume
Middle East	+28.8%	+13.1%
Far East	+4.4%	+11.2%
Europe	+2.0%	+1.8%
Eurasia	+38.7%	+32.8%
South America	+29.5%	+37.2%
Africa	+10.2%	(1.3)%

DAIRY PRODUCTS

During the year, the Company repositioned the Batavo and Elegê brands, investing in new packaging to communicate the new concepts of the product lines in a more efficient way. Another initiative which gained traction was the ‘Cheese you ask by the brand and it’s Sadia’ (Queijo se pede pela marca, e é Sadia)  marketing campaign. The objective is to reinforce BRF’s presence, expanding its market share of higher value-added products such as processed and refrigerated items. The Company ended 2012 as the third largest dairy products manufacturer in Brazil with a 10.5% share of domestic business in the segment.

In line with Mundo Batavo guidelines, the brand adopted the ‘Thinking about your nature’ (Pensado para sua natureza) signature.  This is printed on the packages and conveys the concept of a sustainable waste-free world with attributes of wellbeing, balance and nature, proposing solutions for the life of the modern man. The entire project is focused on innovation. The Pense Zero line added functional products to the yogurts line such as Bio Fibras. With the launch of the Pedaços line (with fruit chunks), a yogurt with up to ten times more fruit than similar products in the market, the brand reported a 3.3 percentage points growth by volume in the cups category between April and November (Nielsen data).

With the Elegê brand, restyled packaging helps disseminate the new brand slogan: One gesture, two smiles (Um gesto ,dois sorrisos). On the back of the packages are stories of affection and on the side, there is space where consumers can leave messages. Market leader in various categories in the states of Rio Grande do Sul and Rio de Janeiro, BRF is now seeking to expand and strengthen the brand’s footprint throughout the country. For example, the strategy includes the launch of products customized to habits of the Northeast Region such as milk-based drinks in sachets.

Revenue from milk products amounted to R$ 2,7 billion, a growth of 6.9% with volumes 0.7% down and average prices 7.7% higher while average costs rose 7.6%. The operating margin recovered from a fall of returning profitability de 1.0% to stability compared with the preceding year.

The major challenge in 2012 was to fully integrate the dairy products business into BRF’s operational structure. The capture of synergies will benefit production and this process should be complete by the end of 2014, involving: distribution centers, and sales, technical and management teams; definition of the optimum size of the business prioritizing results; improving execution and growth in a sustainable manner.

Plant remodeling has adopted these guidelines. In 2012, 11 units of the dairy products business underwent expansion and modernization with an increase in the number of shifts and the hiring of additional labor. More than R$ 30 million was invested in the cheese plant in Itumbiara (GO) which is now producing a thousand tons per month. Building work began on a modern factory in Barra do Piraí in the state of Rio de Janeiro with a capacity of 15 million liters per month for efficiently meeting demand from one of the largest markets for fluid milk in Brazil at lower cost.

The Company also signed a joint venture with Carbery to improve the processing of whey protein ingredients, a byproduct of cheese manufacture, using the Irish group’s technology. The agreement involves a shared investment of US$ 50 million for the construction of a production unit which is scheduled to begin operations in 2014.

FOOD SERVICES

The focus during the year was in the harmonization of commercial models in a challenging period for the sector. The strong upward trend in the consumption of away-from-home eating which has characterized the last few years suffered from inflation in the services segment driven by spiraling rental and labor costs.

In meeting the challenge of these difficulties, the food services unit expanded its commercial force, consolidated services provided to 62 thousand companies and gained market share with strategic clients. In spite of a less positive scenario, the business was able to report growth of 10%. Investments were also made in a new category of product: sachets of ketchup, mustard and mayonnaise produced by the plant acquired in Argentina. This launch represents part of the strategy of increasing innovation for leveraging the growth and value of the business.

Revenues from the food services segment rose 7.9% to R$ 1,6 billion with volumes 0.9% higher on an operational margin of 10.7% against 15.1% in 2011 and R$ 166,9 million in operational results – a 23.3% decline in relation to the year 2011.

The segment’s growth has been driven principally by two important factors: level of employment and income which will tend to maintain upward momentum. Another important element is the change in life style with the emergence of a new consumer profile with greater purchasing power and seeking practicality in eating. This sector of the population have their meals more frequently away from home being principally made up of retirees, small families or those living alone.

Away-from-home meals should receive a further boost from tourism and services thanks to the major sporting events programmed for future years such as the Confederations Cup in 2013, the World Cup in 2014 and the Rio Olympics in 2016.

Another growth catalyst is the international market with the opportunities that are opening up in China as a result of the joint venture with Dah Chong Hong Limited (DCH) for food services in that country as well as meeting demand from the global fast food network accounts.

DOMESTIC MARKET	THOUSAND TONS			R$ MILLION
	2012	2011	% ch.	2012	2011	% ch.

In Natura	462,5	379,2	22,0	2.262,7	1.886,8	19,9
Poultry	328,5	251,4	30,7	1.351,4	1.112,3	21,5
Pork/Beef	134,0	127,8	4,8	911,4	774,5	17,7
Processed Foods	1.642,9	1.809,9	-9,2	9.462,1	9.188,0	3,0
Others Sales	456,5	401,6	13,7	894,1	555,2	61,0
Total	2.561,9	2.590,7	(1)	12.618,9	11.630,0	8,5

EXPORTS	THOUSAND TONS			R$ MILLION
	2012	2011	% ch.	2012	2011	% ch.

In Natura	2.101,3	1.881,6	11,7	9.436,2	8.126,0	16,1
Poultry	1.794,7	1.623,6	10,5	7.569,4	6.571,9	15,2
Pork/Beef	306,6	258,1	18,8	1.866,7	1.554,1	20,1
Processed Foods	372,0	342,2	8,7	2.182,1	1.925,2	13,3
Other Sales	8,7	40,0	-78,3	7,7	41,9	-81,6
Total	2.482,0	2.263,8	9,6	11.626,0	10.093,1	15,2

DAIRY	THOUSAND TONS			R$ MILLION
	2012	2011	% ch.	2012	2011	% ch.

Dry Division	761,5	834,4	(8,7)	1.635,7	1.705,7	(4,1)
Fresh and Frozen Division	216,0	236,4	(8,6)	1.018,0	833,1	22,2
Other Sales	85,5	-	-	60,4	-	-
Total	1.063,0	1.070,8	(0,7)	2.714,1	2.538,8	6,9

FOOD SERVICE	THOUSAND TONS			R$ MILLION
	2012	2011	% ch.	2012	2011	% ch.

Total	229,7	227,7	0,9	1.558,4	1.444,3	7,9

TOTAL	THOUSAND TONS			R$ MILLION
	2012	2011	% Ch.	2012	2011	% Ch.

Total	6.336,6	6.153,0	3,0	28.517,4	25.706,2	10,9

	Average price
	2012	2011	Var.
	(reais per kg)		(%)
Internal Market	4.93	4.49	9.7
External Market	4.68	4.46	5.1
Milk	2.55	2.37	7.7
Food Service	6.78	6.34	7.0

Cost of Sales (CPV)

Cost of sales  rose 15.8% in relation to 2011 recording R$ 22.1 billion reporting an increase proportionally greater than sales revenue, squeezing margins during the year. The principal impacts on costs of products sold were: 1)  the significant increase in the cost of the principal raw materials – corn and soybeans  due to failure in the American grain crop; 2)  readjustments in the industry as a whole as a result of collective wage bargaining; 3)  an increase in items restated against the foreign exchange rate such as: packaging, freight, vitamins; 4)  temporary spike in  production costs due to the breakup of certain parts of the Company with the implementation of the TCD process.

Gross Profit and Gross Margin

Gross Profit amounted to R$ 6,5 billion, a 3.1% reduction in the year with a gross margin 3.3 percentage points lower than reported for 2011,  declining from 25.9% to 22.6%. In spite of the positive commercial  performance in sales, margins remained under pressure from rising costs.

Operating Expenses

Thanks to efforts to reduce overall expenses, BRF was able to maintain operating expenses at the same level as 2011 at 16.5%.

Commercial expenses growth 12.5%, reflecting the growth of variable expenses due to: 1)  investments in the development of new lines and products (innovation), product launches and marketing campaigns; 2)  an increase of operations in the logistics chain, which was also significantly impacted by the TCD process (transfer of assets and repositioning of the  portfolio and distribution channels); 3)  port and truck driver strikes.

Administrative expenses and fees fell 8.9% due to the simplification of the administrative structure of the relationship between BRF and its subsidiaries and the lower disbursements of consultancy fees in the quarter (in 2011, there were significant payments to consultancies advising the Company in its negotiations with CADE for approving the merger).

Other Operational Expenses

Despite the pre-operational phase of the new industrial units, insurance claims, provisions for tax risks, results of TCD-related divestments, the other operational expenses item posted a decline of 5.4% in the year due to revenues from the  reversal of provisions, recovery of expenses and leasing with third parties. Expenses with profit sharing are also booked under this item and recorded a decline as a reflection of the operating results.

Operating result before financial expenses and Operating Margin

In the light of the above explanations, the operating result before net financial expenses reached R$ 1,4 billion in the year –30.6% down in relation to the operating margin of 4.9% of net sales against 7.8%. The 2.9 percentage point decrease is due to a combination of factors during the year of a one-off nature such as: inflated inventories in the Japanese market; pressure on variable commercial costs and expenses; and extraordinary expenses due to the  transitory process of transferring assets in accordance with the provisions of the TCD.

Financial Result

Net financial expenses totaled R$ 570,6 million, a 19.0% increase, especially due to higher debt levels as a result of the currency effect and the need to allocate cash to support investments in Capex and working capital, the result of reduced cash generation in the period.

Debt

DEBT - R$ Million	12.31.12		12.31.11
	Current	Non-Current	Total	Total	% ch.

Local Currency	(1,933)	(2,210)	(4,143)	(3,600)	15
Foreing Currency	(761)	(4,867)	(5,628)	(4,724)	19
Gross Debt	(2,694)	(7,078)	(9,772)	(8,324)	17
Cash Investments
Local Currency	1,106	61	1,242	1,227	1
Foreing Currency	1,480	107	1,512	1,690	(11)
Total Cash Investments	2,586	167	2,753	2,916	(6)
Net Accounting Debt	(108)	(6,910)	(7,018)	(5,408)	30
Exchange Rate Exposure - US$ Million			(412)	(471)	(13)

Income Tax and Social Contribution

Income tax and social contribution totaled a positive R$ 2,4 million in the year against a negative R$ 156,5 million reported in 2011 due to the differences in tax rates on the results of overseas subsidiaries and foreign exchange variation on overseas investments. This deterioration is a combination of reductions due to the results of the overseas subsidiaries and payment of interest on equity before the provision for tax losses as a result of the incorporation of Sadia recorded in 2011.

Participation of non-controlling shareholders

The result of R$ 7,4 million negative against R$ 2,3 million positive in 2011 recorded for this item reflects the consolidation of results of the subsidiaries acquired in Argentina through Avex and, as from 3Q12, the incorporation of the results of Quickfood plus those of the Al Wafi and Plusfood subsidiaries, among others.

Net Income and Net Margin

In the light of the foregoing, the net income was R$813,2 million in 2012 with a net margin of 2.9%, a decline of 40.5% compared with 2011 due to the squeeze on margins during the year from production costs which reported a proportionally greater increase than revenues.

EBITDA

Adjusted EBITDA (operating cash generation) reached R$ 2,7 billion, a 17.4% decline, recording an adjusted EBITDA margin of 9.4% against 12.6% in 2011, down by 3.2 percentage points. In 4Q12, adjusted EBITDA was R$ 1,0 billion, a 10.7% decline with an adjusted EBITDA margin of 12.5% against 13% reported for the same period in 2011, for reasons already explained above.

Adjusted EBITDA reached R$ 2,3 billion in 2012 (18.7% lower than 2011), with adjusted EBITDA margin of 8.2% against 11.2% in 2011. Adjusted EBITDA reached R$ 850,5 million in the 4Q12 (16.4% over than 2011), with adjusted EBITDA margin of 10.4% against 10.3%.

EBITDA - R$ Million	2012	2011	% ch.
Net Income	813	1,367	(41)
Income Tax and Social Contribution	(2)	157	(102)
Net Financial	571	480	19
Depreciation and Amortization	967	886	9
= EBITDA	2,348	2,890	(19)
Other Operating Results	347	366	(5)
Equity Accounting	(22)	(9)	150
Non Controlling Shareholders	7	(2)	-
=Adjusted EBITDA	2,680	3,244	(17)

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

The following tables provide a comparison of results of operation on December 31, 2011 and December 31, 2010, based on the consolidated financial statements prepared in accordance with IFRS.

From the year 2011, the BRF has included a larger opening of market segmentation, as described above.

Net Sales – BRF registered net operating sales of R$ 25.7 billion in the year, 13.3% higher, principally supported by good performance in the domestic market and the Food Service segment. In 4Q11, net operating revenue totaled R$ 7.1 billion, a 10.9% increase, driven by the commercialization of the festive line of products (year-end holiday season).

Domestic Market

Domestic market sales evolved 14.3% to R$ 11.6 billion, a period marked by lower robust consumption rates compared with 2010. Additionally, the increase in the price of commodities exerted upward pressure on production costs. On the other hand, price and cost management policy, the efforts made to improve sales team productivity and investments in innovation contributed positively to results.

Meats –  Despite an increase in costs – more especially those of grains – the meats segment posted a 18% improvement in revenue with the commercialization of 1.8 million tons in the year. Total revenue was R$ 9 billion.

Other processed products – In 2011, BRF dedicated special attention to innovation in the frozen product business. The distribution of the Sadia-branded products under the Escondidinho label was expanded throughout Brazil and reported excellent sales performance. The Perdigão Meu Menu line was also expanded, consumer reception being particularly good. Total revenue for the segment was R$ 2.0 billion, a growth of 2.3%.

	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	2011	2010	% Ch.	2011	2010	% Ch.

Meats	1,760	1,664	6	9,032	7,652	18
In Natura	379	350	8	1,887	1,632	16
Poultry	251	232	8	1,112	933	19
Pork/Beef	128	118	8	774	699	11
Elaborated/Processed (Meats)	1,381	1,314	5	7,145	6,020	19
Other Processed	429	446	(4)	2,043	1,996	2
Others sales	440	389	13	555	529	5
Total	2,629	2,499	5	11,630	10,177	14

Processed	1,810	1,760	3	9,188	8,017	15
% Total Sales	69%	70%		79%	79%

External Market

Operations in the international market developed satisfactorily in 2011. Despite oscillations in foreign exchange rates, the economic crisis in Europe, the Russian trade ban on Brazilian meat imports and the escalating costs of commodities, net sales grew 12.3% to R$ 10 billion, equivalent to a volume of 2.2 million tons, 1.2% lower than the preceding year due to the strategy of prioritizing wider margins.

Some markets such as Europe, Japan, China and Singapore helped drive a positive performance while the Middle East and Egypt, affected by popular uprisings (the Arab Spring), as well as Iraq, reported a weaker business climate. The European Plusfood division turned in results above forecast reflecting strategic changes in the client and product portfolios and the modernization of the industrial unit in the Netherlands.

Market performance

Far East – Volumes grew 4% and revenues, 20.1% in the year despite pressure to reduce prices in the final quarter in the Japanese market, which had performed well up to the end of the first half.  We expect margins to be squeezed in this market until local inventories adjust to demand.

Eurasia – Revenues fell 26.6%, with volumes also down 31.5% due to the Russian ban on imports from the majority of Brazilian exporting plants. The ban has since been lifted and exports should normalize as from February 2012. However, the Ukraine took a large part of the volume originally destined for Russia, alleviating most of the negative impact of these import restrictions.

Europe – In this region, difficulties in some countries, especially Greece, Italy and Portugal have had no impact on our businesses. Sales revenue in this market increased 8.1%, albeit on lower volumes of 9.2% due to the Company’s switch in strategic focus to higher value added particularly in the case of those products made at Plusfood, which expanded its portfolio, doubling our production capacity in Europe.

Middle East – Sales revenue was up 5.7% on stable volume. Margins were squeezed for products such as chicken griller – a heavily demanded product in this market, more especially in the 2H11. However, while our marketing campaigns focused on the religious period of Ramadan with the objective of further enhancing customer loyalty to the Sadia brand - Top of Mind in the region -, it also served to relieve some of the pressure on margins for in natura products. The Company’s objective in this market is to add value by building a new industrial unit in the United Arab Emirates focused on the production of processed products (breaded products, hamburgers, etc.).

South America – Revenues increased 55.2% and volumes 14.8%. In addition to growing demand in these markets, business benefited from the incorporation of the acquired Avex and Dánica operations as from 4Q11 in Argentina.

Africa and other countries – In Africa, the Company continued to pursue its principal objective of improving relationships with some distributors in those regions of the continent considered strategic, the area as a whole growing sales revenue by 32.7%, while in other countries growth was 51.7%.

	THOUSAND TONS			R$ MILLION
EXPORTS	2011	2010	% Ch.	2011	2010	% Ch.

Meats	2,153	2,220	(3)	9,876	8,890	11
In Natura	1,840	1,875	(2)	8,126	7,238	12
Poultry	1,582	1,594	(1)	6,572	5,724	15
Pork/Beef	258	281	(8)	1,554	1,513	3
Elaborated/Processed (Meats)	313	345	(9)	1,750	1,652	6
Other Processed	24	18	28	175	91	93
Others sales	40	6	-	42	4	-
Total	2,217	2,244	(1)	10,093	8,985	12
Processed	337	363	(7)	1,925	1,743	10
% Total Sales	15%	16%	-	19%	19%	-

Dairy products – An improved product mix was instrumental in increasing the dairy product sales revenue 9.8% to R$ 2.5 billion. The atypical spike in sugar and the continual upward pressure on milk prices paid to the producers, pressured production costs in the segment.

Some important  steps were taken in remodeling the industrial complex in this segment and launching the Naturis line, Sadia-branded danbo and mozzarella cheeses and the ecologically correct packaging for Batavo milk.

	THOUSAND TONS			R$ MILLION
DAIRY	2011	2010	% Ch.	2011	2010	% Ch.

Dairy Products	1,071	1,078	(1)	2,539	2,312	10
Milk	861	873	(1)	1,720	1,586	9
Dairy Products- processed	209	205	2	818	726	13

Food Service – In 2011, this segment reported a performance which was better than the average for the market. This reflects the importance of the Food Service business in the Company’s expansion strategy in a process which adds in customer service as a competitive differential. Sales revenue increased 19.7% to R$ 1.4 billion. The result is largely due to the growth in the consumption of away-from-home meals, increased purchasing power nation-wide, more especially the C class, and by the increase in food service chains as a result of a growing number of shopping malls not only in the major cities but also in upcountry areas. The management model for the area contributed to results, reflecting the adoption of processes representing the best practices of both Sadia and Perdigão following the effective merger of the two. Examples are the added value in the delivery of beef and the improved focus on the service provider areas with dedicated portfolio and commercialization areas. In addition, the adding of value in the positioning of the global accounts contributed to the performance of the Food Service segment.

	THOUSAND TONS			R$ MILLION
FOOD SERVICE	2011	2010	% Ch.	2011	2010	% Ch.

TOTAL	275	240	14.7	1,444	1,207	19.7

The table below shows the breakdown of average prices for domestic sales on a combined basis.

	Average Sales Price
	2011	2010	Var.
	(in reais per kg)		(%)
Domestic Market	4.42	4.07	8.6
External Market	4.55	4.00	13.7
Dairy	2.37	2.14	10.6
Food Service	5.25	5.04	4.3

Cost of Sales – The cost of sales rose 12.4% to R$ 19 billion. Although the cost of the principal raw materials – corn and soybeans – increased 38% for corn and 15% for soybeans during the year and there was also pressure from other costs such as direct raw materials, COGS was 74.1% of net sales, 60 basis points lower than the preceding year, principally due to captured synergies.

In 4Q11, the cost of sales reported a year-on-year 13% increase, representing a 130 basis points rise in COGS from 71.3% to 72.6%.  4Q10 benefited from a well adjusted inventory policy both for raw materials as well as seasonal products, built up to confront grain costs.

Gross Profit and Gross Margin – Gross Profit amounted to R$ 6.7 billion, a gain of 16.2%, reflecting an improvement of 60 basis points, or 0.6 percentage points in gross margin, which increased from 25.3% to reach 25.9% of net sales, supported by revenue performance and synergy gains. In 4Q11, Gross Profit amounted to R$ 1.9 billion – a year-on-year increase of 5.8%, which we consider positive given the excellent performance in 4Q10 when costs were lower.

Operating Expenses – Operating expenses were 10.6% higher due to a rise of 40.2% in fixed commercial expenses and 28.2% in administrative expenses due to investments in the implementation of IT systems and in consultancy work related to the merger. However, variable commercial expenses fell 18.3% thanks to gains in synergies due to a reduction in logistics costs. In 4Q11, operating expenses amounted to R$ 1.2 billion – 17.4% higher, also a reflection of the increase in fixed commercial overheads and administrative expenses/management compensation.

Other Operating Results – The amount of R$ 402.7 million in other operating results is 2.2% higher than the preceding year and incorporates income from the reversal of provisions, recovery of expenses, benefits plan and insurance claims. Expenses include: costs with the pre-operational phase of the new industrial units, loss damages, provision for tax and civil risks. In line with IFRS rules, participations in profits are also booked to this item.

Operating Profit and Margin – The Company recorded an operating margin which was 130 basis points higher – from 6.5% to 7.8%, the operating result indicative of the improvement in business performance. Operating income before financial expenses (EBIT) reached R$ 2 billion, a gain of 34.8%.

However in 4Q11, there was a decline of 9.2% to R$ 508 million in operating profit – EBIT, equivalent to an operating margin of 7.2% (150 basis points below the figure registered in 4Q10). This reflects greater pressures from costs of the principal raw materials, direct materials, exports and a one-off spike in fixed commercial and administrative expenses.

Financial – Net financial expenses totaled R$ 479.5 million (0.7% lower) and remained largely unchanged in relation to the preceding year. While currency volatility during the course of the year had an impact on increased outstanding debt and financial overheads, efficient risk management and the adoption of best practices of hedge accounting mitigated the adverse effects on financial result.

In addition to the foreign exchange translation effect, allocation of cash to investments in Capex  and acquisitions made during the year, increased net debt by 48.7% to R$ 5.4 billion, resulting in a net debt/EBITDA ratio of 1.7 times, with a book currency exposure of US$ 470.7 million.

In 4Q11, financial expenses were 21.6% higher than the same period in 2010 due to the foreign exchange translation effect on loans, financing and other currency denominated liabilities as well as a loss on the conversion of overseas investments.

In the light of the high level of exports, the company conducts operations with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), the Company uses financial derivatives (for example: NDF) and non-derivative financial instruments (for example: foreign currency debt) for conducting hedging operations and concomitantly, to eliminate the respective unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

The use of non-derivative financial instruments for foreign exchange cover continues to permit significant reduction in the net currency exposure in the balance sheet, resulting in substantial benefits through the matching of currency liability flows with export shipments and therefore contributing to a reduction in the volatility of the financial result.

In 12.31.11, the non-financial derivative instruments designated as hedge accounting for foreign exchange cover amounted to USD 645.2 million with a reduction in currency exposure in the balance sheet of the same value. In addition, the financial derivative instruments designated as hedge accounting according to the concept of a cash flow hedge for coverage of highly probable exports, totaled USD 1,360 million + EUR 316 million + GBP 69,3 million and also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was booked to shareholders’ equity, thus avoiding the impact on the Financial Expenses.

Debt profile

Debt profile

R$ Million		12.31.2011		12.31.2010
DEBT	Current	Non current	TOTAL	TOTAL	% Ch.

Local Currency	1,814	1,515	3,330	3,216	4
Foreing Currency	1,909	3,086	4,995	4,069	23
Gross Debt	3,723	4,601	8,324	7,285	14
Cash Investments
Local Currency	1,133	70	1,203	1,059	14
Foreing Currency	1,630	83	1,713	2,592	(34)
Total Cash Investments	2,763	153	2,916	3,651	(20)
Net Accounting Debt	960	4,448	5,408	3,634	49
Exchange Rate Exposure - US$ Million			471	(85)	-

Income Tax and Social Contribution – Income tax and social contribution totaled R$ 156.5 million for the year, 20.3% lower, due to differences in tax rates on the earnings of foreign subsidiaries and the foreign exchange translation effect on overseas investments. However, in 4Q11, the Company booked R$ 215 million under this item with respect to the constitution of a provision for losses of income tax and deferred social contribution on tax losses and negative base for social contribution on net income and not to be used following the incorporation of Sadia into BRF, expected for 2012, in line with CPC 24 (Subsequent Events – IAS 10), and CPC 32 (Taxes on Profits – IAS 12). The foregoing value reflects Management’s current best estimates. The final impact of Sadia’s incorporation with BRF will be calculated as at 31 December 2012. The provision will not affect the amount of dividends proposed/distributed relative to fiscal year 2011, and relating to the dividend distribution through the intermediary of payment of interest on shareholders’ equity.

Net Income and Net Margin – Net income was R$ 1.4 billion in the year with a net margin of 5.3%, an increase of 70.1% in relation to the preceding year, reflecting BRF’s good operating performance and synergies captured – this despite the twin challenges of exports and associated currency volatility. In 4Q11, net income reached R$ 121 million, 66.4% down due to the factors explained above.

As mentioned in the previous item, a provision was constituted in 4Q11 for the future incorporation of Sadia. Excluding this effect, the adjusted net income for the year would have been R$ 1.6 billion,  an increase of 96.8%, with a net margin of de 6.2% and R$ 336 million in 4Q11, 6.7% lower and equivalent to net margin of  4.7%.

EBITDA – EBITDA reached R$ 3.2 billion, 23.1% higher, recording a gain of 100 basis points in relation to the preceding year, building in the improvement in results and synergy gains in commercial cost and expense variables. On a year-on-year comparative basis, 4Q11 reported a reduction of 4.1%. In spite of factors already discussed such as: pricing pressure in some export markets, pressure from grain prices – reflecting in higher production costs for the principal raw materials, and strikes in the port of Itajai delaying shipments due to the need for diversion to other port causing the Company to turn in a narrower EBITDA margin, there was significant cash generation in 4Q11.

Ebitda breakdown

EBITDA - R$ Million	4Q11	4Q10	% Ch.	2011	2010	% Ch.

Net Income	121	360	(66)	1,367	804	70
Non Controlling Shareholders	2	(0)	-	(2)	1	-
Income Tax and Social Contribution	200	48	319	157	196	(20)
Net Financial	186	153	22	480	483	(1)
Equity Accounting and Other Operating Result	187	195	(4)	357	370	(4)
Depreciation, Amortization and Depletion	224	204	10	886	780	14
= EBITDA	920	959	(4)	3,244	2,635	23

Comments on the performance of the results for the fiscal year ending December 31, 2010, compared to December 31, 2009.

Comments on the performance of the results for the fiscal year ending December 31, 2010, compared to December 31, 2009.

The following tables provide a comparison of the results of the operation on 31 December 2010 and December 31, 2009, based on the consolidated financial statements prepared in accordance with IFRS.

To facilitate the comparison of two periods, we present some data from the sales volume and prices on a combined basis in order to give effect to the acquisition of Sadia as if it had occurred on January 1, 2009. This combined sales volume of information and the average sales price are not in accordance with IFRS and do not give effect to any pro forma adjustments related to business combination.

Net Sales

Our net sales increased 8.3% to R$22.7 billion in 2010 from R$20.9 billion in 2009, primarily due to on a pro-forma basis and 42.6% higher according to CL(Corporate Law) figures considering the incorporation of results for Sadia as from July 2009, partially due to the results in 4Q10.

Net sales reached R$ 6.4 billion in 4Q10, a 20.6% increase and a growth of 12.2% in relation to 3Q10, particularly boosted by the domestic market with sales of year-end holiday products to the Brazilian market and an improved export performance.

Domestic Market

BRF has successfully maintained its market share for the principal product categories thanks to innovative initiatives, product launches and brand sustainability campaigns in addition to the hands on management of prices and costs. In all segments, including dairy products, BRF has prioritized commercialization margin (value share) over to market share.

Sales to the domestic market totaled R$13.5 billion, a growth of 11.3% against the preceding year. The Company sold 3.8 million tons of product, 4.9% higher than 2009 on a pro-forma basis. Thanks to these results, margins were restored to pre-crisis levels.

In the fourth quarter, domestic market sales posted growth of 22% at R$ 4.0 billion and total volumes 9.8% higher.

The buoyant domestic market associated with an increase in real incomes in a scenario of full employment in conjunction with rising consumption among the emerging social classes, have helped stimulate demand and  sales to all  segments, especially those directed towards lines catering for products traditional to the year–end holiday period.

Corporate Law:

	THOUSAND TONS			R$ MILLION			AVERAGE PRICE
Domestic Market - CL	2010	2009	% Ch.	2010	2009	% Ch.	2010	2009	% Ch.

Meats	1,837	1,284	43	8,669	5,777	50	4.7	4.5	5
Dairy Products	1,076	1,001	7	2,292	2,139	7	2.1	2.1	(0)
Other Processed	455	254	79	2,026	1,015	100	4.5	4.0	11
Soybean Products/ Others	389	362	8	529	438	21	1.4	1.2	12
Total	3,756	2,901	29	13,515	9,370	44	3.6	3.2	11

Pro forma:

PRO FORMA	THOUSAND TONS				R$ MILLION		AVERAGE PRICE
Domestic Market	2010	2009	% Ch.	2010	2009	% Ch.	2010	2009	% Ch.

Meats	1,837	1,723	7	8,669	7,845	11	4.7	4.6	4
Dairy Products	1,076	1,001	7	2,292	2,139	7	2.1	2.1	(0)
Other Processed	455	402	13	2,026	1,612	26	4.5	4.0	11
Soybean Products/ Others	389	454	(14)	529	551	(4)	1.4	1.2	12
Total	3,756	3,580	5	13,515	12,148	11	3.6	3.4	6

Meats - The segment posted an increase of 10.5% in sales and 6.6% in volume. The recovery in in natura meat exports helped to steady supplies of product to the domestic market sustaining prices and the sale of items with greater added value. As a result, average prices remained 3.6% above those registered for 2009 on a pro-forma basis while processed products registered an improvement of 690 basis points for the year.

Due to the excellent demand for traditional year-end holiday products, 4Q10 reported sales 22,9% higher for meats, with a 10,4% increase in volume. The operating margin for higher added value products posted growth of 4.7 percentage points compared with 4Q09.

Dairy Products – Net sales for the dairy product segment in 2010 recovered to 2008 levels ending the period totaling R$ 2.3 billion. Margins were squeezed by high prices paid to milk producers. Average prices continued in the same level of 2009. The year under review did not show the typical pattern of an on- and off-season, a fact that rendered management of costs and inventory even more difficult. Since these problems prevented margins returning to historical levels, BRF pursued a policy of preserving profitability in the segment which translated into a reduced market share for processed items and UHT milks.

Other processed products- Highlights for the year in this segment were Meu Menu, a line of ready-to-eat/cook, frozen and individual dishes for consumers that live alone, and Escondidinho, inspired by traditional recipes of Brazilian cuisine and directed towards the family market. The Company ran campaigns designed to consolidate the brands, taking full advantage of events with major popular appeal such as the World Soccer Tournament. Overall, market share remained stable – with the exception of margarines where there was growth. Total sales for the segment were R$ 2.0 billion, a growth of 25.7% while volume reached 454.9 thousand tons, a rise of 13.1% and 79%, respectively on a pro forma and CL basis. In the fourth quarter, growth was 27.3% and 10.5%, respectively, in sales and volumes.

Food Service – This segment is a strategic one in BRF’s growth plans with the food service market benefiting from a change in the habits of the Brazilian population, growth in incomes and a recovery in employment. According to the IBGE’s Family Budgets Survey, the percentage of expenses on food away from home rose from 24.1% (2002/2003) to 31.1% (2008/2009). Thanks to this trend and BRF’s investments in products and services, the segment posted a year-on-year increase of 13.1% in sales and 15% in volume.

BRF is the leading player in the Brazilian food service business, supplying the largest food service chains and franchises in the country and developing customized solutions for enhancing its services and proximity to the customer. This segment is present in all the major urban centers, BRF using a proprietary and dedicated fleet of delivery trucks in addition to maintaining high standards of quality and reliability.

Foreign Markets

In line with guidance from the anti-trust authority CADE, the merging of international sales has permitted gains in synergies and scale with better price and portfolio management. The Company has repositioned its brands, benefiting from the segmentation of the markets. Sadia has become a premium brand focused on higher added value and innovation. Perdix is positioned as a mainstream high brand, dedicated to the commercialization of large volumes and products attuned to local tastes. Borella, Halal, Fazenda and others have been maintained as brands which compete with local overseas food product industries.

BRF’s international division, Plusfood, with units in The Netherlands and the United Kingdom, is reinforcing its strategy with the manufacture of items destined for the European market. Examples are Perfect Portions, a standardized line of items for the food service business as well as specific products geared satisfying European consumer demand.

In 2010, export revenue increased 4.3% to R$ 9,2 billion on volumes of 2.3 million tons (5.9% greater) – pro-forma basis and a growth of 40.2% in sales revenue on a CL basis. In the fourth quarter, exports reached R$ 2.4 billion, representing an increase of 18.3%, and 4.2% up in volume.

Corporate Law:

	THOUSAND TONS			R$ MILLION			AVERAGE PRICE
Exports - CL	2010	2009	% Ch.	2010	2009	% Ch.	2010	2009	% Ch.

Meats	2,278	1,623	40	9,051	6,445	40	4.0	4.0	0
Dairy Products	3	4	(28)	20	22	(10)	7.0	5.6	25
Other Processed	18	10	90	91	40	129	4.9	4.1	20
Soybean Products/ Others	6	9	(30)	4	29	(85)	0.7	3.4	(78)
Total	2,306	1,645	40	9,166	6,536	40	4.0	4.0	0

Pro forma

	THOUSAND TONS			R$ MILLION			AVERAGE PRICE
Exports	2010	2009	% Ch.	2010	2009	% Ch.	2010	2009	% Ch.

Meats	2,278	2,147	6	9,051	8,618	5	4.0	4.0	(1)
Dairy Products	3	4	(28)	20	22	(10)	7.0	5.6	25
Other Processed	18	18	4	91	120	(24)	4.9	6.7	(27)
Soybean Products/ Others	6	9	(30)	4	29	(85)	0.7	3.4	(78)
Total	2,306	2,177	6	9,166	8,789	4	4.0	4.0	(2)

Meats – During the first half, full inventories in world markets depressed prices. In the light of this scenario, the Company adjusted its portfolio accordingly and by the second half with supply and demand back in balance, conditions had improved. However, the devaluation of US$ dollar against Reais, thus reducing revenues when translated into Reals, without reducing profitability.

Meat exports amounted to R$ 9.0 billion, 5% higher with volumes 6.1% up for the year. In 4Q10, export sales reached R$ 2.3 billion, an increase of 17.4% in export revenues and 3.9% in volume. Average prices in US dollars FOB (Free on Board), were 14% in relation to the preceding year. The appreciation of the real in relation to US Dollars resulted in price decline in terms of Reals and an overall reduction in export revenues also in local currency terms.

Dairy Products - The scenario of weaker international demand restricted sales volume on the overseas market with shipments recording a year-on-year decline of 28%. In the fourth quarter, volumes were 24.9% down, albeit with export revenues 11.2% higher. The Company is shortly to expand its unit in Argentina – a cheese manufacturer – to make it self-sustainable and to source of value-added exports. Argentina offers a stable supply of quality and competitively priced raw materials in addition to enjoying sanitary agreements with European countries making exports to these markets a feasible proposition.

Europe – The crisis in some countries – Greece, Ireland, Portugal and Spain – weakened the domestic economy and causing considerable instability throughout the year. Operations benefited from the pressure on international quotations for the principal grains (corn and soybeans), permitting an increase in prices to the European market. Expansion at Plusfood was instrumental in BRF enhancing its penetration in the region and the doubling of capacity at the Dutch unit is expected by mid- 2011. Production will be sold to such countries as Spain, Germany, Austria and Poland.

Middle East – These markets were severely pressured in the first half of last year due to high product inventory. Importers remained cautious, but resumed business in the second half. The Middle East continues to be BRF’s principal overseas market. Among the countries where there is major potential are Iraq, Jordan and Iran. In 2010, 15 new products under the Sadia brand name were launched in the region, a trend which is expected to increase in 2011.

Far East – The Japanese market reported an improvement in the prices for imported products with consumption remaining steady. In China, demand for BRF’s products continued strong especially following the opening of the Company’s office in the financial hub of Shanghai. BRF plans to leverage its business on the major growth potential presented by the Chinese market.

Eurasia – Demand from countries in the region remained strong both for poultry meat and pork products, resulting in higher prices and volumes.

Africa, Americas and other countries – There was an increase in the African market, especially for processed products with an improvement in volumes and prices. The region presents major growth potential for BRF’s products, more notably in countries such as Algeria, Tunisia, Egypt and Morocco, Mozambique, South Africa and Namibia as well as Angola.

With a proprietary distribution system in Argentina, Uruguay, Chile and Peru, sales to the region have been particularly strong for a new line of specialty ham products in Argentina and Uruguay, and Qualy light margarine in Chile.

Internationalization Project - BRF is structuring its Long-Term Internationalization Project focused on its international footprint for products with higher added value and distribution in its main operating regions.

Cost of Sales - For the year as a whole, cost of sales was 1.4% higher on a comparative pro-forma basis and 33.2% up on a Corporate Law basis, although also registering gains in the light of stronger proportional growth in net sales vis a vis cost of sales.

Costs of sales were 11.9% higher in 4Q10, the increase being proportionally less than sales revenue. This permitted a gain in gross margin despite the cost pressure from the principal raw materials – breeding stock, corn and soybeans - due to the highly volatile scenario for these commodities.

Taking into account Company performance in 4Q09 – this already a result of synergies arising from the integration of supplies and services – BRF reported a gain of 550 basis points, the cost of sales/net sales ratio increasing from 76.8% to 71.3%.

Gross Profit and Gross Margin – Gross Profits amounted to R$ 1.8 billion, an increase of 49.5% with a gross margin of 28.7 against 23.2%, driven by the growth in sales and the reduction in production costs in 4Q10 compared with 4Q09. For the accumulated period, Gross Profits amounted to R$ 5.7 billion – 35.8% higher on a pro-forma basis and 80.4% higher on a CL basis, reflecting a gradual and consistent recovery in performance.

Operating Expenses – The increase for this item was also proportionally less than that of sales for the quarter although 9.4% higher but taking into account expenses relating to investments in marketing, improvements to the IT system and disbursements with respect to consultancy work on the integration process and  new executive hires. As a result, the operating expenses/net sales ratio improved from 18.2% to 16.5%, a gain of 170 basis points in the quarter.

Consequently, operating expenses totaled R$ 3.9 billion in the year, 11.2% higher on pro-forma basis and 37.7% up on a Corporate Law basis.

Operating Income and Margin – Operating profit before other results, equity income and financial expenses was R$ 781.1 million, a significant gain of 197.8% on the back of the strong business performance, with an operating margin 730 basis points higher – increasing from 4.9% to 12.2% for the comparative quarters 4Q09/4Q10. The Company also posted a quarter-on-quarter gain of R$ 356 million in operating income. For the accumulated annual period there was a 6.4 percentage points gain in operating margin (pro-forma basis) reflecting the expected and gradual post-crisis recovery in the results, 396.3% up in Corporate Law terms, and with a nominal 378% pro-forma growth reaching R$ 1.8 billion in the operating result for the year.

Financial Results – BRF reported a reduction in the average cost of debt as well as a longer average debt maturity profile thanks to the financial discipline adopted in the debt restructuring plan. Significant reductions in net currency exposure have been possible thanks to the use of non-derivative instruments (currency denominated debt) for foreign exchange protection in line with hedge accounting standards. This has been responsible for major benefits from matching currency liability flows with export shipments. As a consequence of this process there has been a reduction in the volatility of financial expenses on a monthly basis.

Net debt for December 31 2010 was 13.3% less than reported in 2009, supported by operating results despite investments in capex, marketing and for synergy projects.

Net debt/EBITDA ratio fell to 1.38 times from 3.6 due to the improvement in cash generation posted in the year and the equilibrium between the Company’s net debt and operations. Consolidated currency exposure was US$ 76 million (asset position), contemplating the implemented hedge accounting policy, against US$ 1.1 billion (liability position) for the preceding year.

Net financial expenses in the quarter were R$ 152.5 million against a net financial expense of R$ 27.5 million in 4Q09. The result for the previous year was impacted by the positive effect of foreign exchange rate variation on the net currency exposure. On a pro-forma basis for the year, financial expenses amounted to R$ 483.1 million against R$ 617.3 million in financial income, principally due to the positive foreign exchange rate effect on net currency exposure throughout 2009. Meanwhile on Corporate Law basis, financial income accumulated R$ 262.5 million in 2009 due to the incorporation of Sadia’s results in July 2009.

The restructuring of the Sadia subsidiary’s debt was secured with the funds raised from a primary share issue totaling R$ 5.3 billion in July 2009. Of this amount, a total of R$ 3.5 billion was transferred to Sadia in 2009 via an Advance for Future Capital Increases (AFAC) and an intercompany loan, for anticipating payments, and thus reducing short term bank borrowings. A further R$1.2 billion was transferred during 2010.

On January 21 2010, BRF issued (10) ten-year bonds totaling US$750 million (bonds), maturing January 28 2020 and a coupon (interest) of 7.250% per annum (yield to maturity 7.375%), which shall fall due and be payable in semi-annual payments as from July 28 2010. This operation increased average debt maturity by one year.

Other Operating Results – In 4Q10, other operating results totaled R$222.6 million, 24.7% higher, and accumulating R$ 393.9 million for the year, 41.2% higher on a pro-forma basis and 30.1% up on a CL basis. This item largely reflects the costs of idle capacity – due to the pre-operational phase of the new industrial units in: Bom Conselho-PE, Lucas do Rio Verde-MT, Vitória de Santo Antão-PE, Mineiros-GO and Três de Maio-RS.

Income Tax and Social Contribution – Income tax and social contribution for the quarter was R$ 47.7 million against R$ 34.7 million in 4Q09, considering the appropriation of interest on shareholders’ equity declared for the final quarter of 2010. In the year, income tax and social contribution totaled R$196.5 million – 49.5% higher on a pro-forma basis, 120.2% higher in Corporate Law terms, due to the negative result recorded by Sadia in that period and the effects of the results from wholly owned overseas subsidiaries due to the currency translation impact.

Net Income and Net Margin – BRF posted a net income of R$ 360.2 million in the quarter on a net margin of 5.6%, a significant increase of 520 basis points a year on year improvement of 1,537.2%.  The improvement in net result reflects the better operating performance in the quarter. For the full year, net income reached R$ 804.1 million, a 125% increase on a pro-forma basis and 215.3% up on a CL basis based on the adjusted result of R$255 million reported for 2009 (including an additional R$ 132 million  reflecting the incorporation of Perdigão Agroindustrial in 1H09).

EBITDA – EBITDA reached R$ 959.1 million during 4Q10, registering a gain of 167.2% compared with 4Q09 and reflecting the Company’s consistent and the gradual improvements already incorporated in management forecasts. EBITDA margin was 15% against 6.8% (a significant gain of 820 basis points), with an additional gain of R$ 341.7 million in the quarter compared to 3Q10.

Operating cash generation for 2010 as measured by EBITDA (operating income before expenses, taxes and depreciation) was R$ 2.6 billion, 123.1% better than the same period in 2009 on a pro-forma basis and 202.6% on a Corporate Law basis. Principal factors contributing to this increase were: the larger volume of processed products sold in the domestic market, a gradual recovery seen in some important export markets, the reduction in production costs and commercial expenses and the synergies from the merging of processes already authorized by CADE such as in export business and the domestic market for in natura meat and the acquisition of some raw materials and services.

10.3. Events with significant effects occurred and expected, in the financial statements

Performance Commitment Agreement

On June 11, 2012, the Company and Marfrig Alimentos S.A. (“Marfrig”), in accordance to the terms and conditions established by the Administrative Council for Economic Defense (“CADE”) in the Performance Commitment Agreement (“TCD”), signed the conclusion of the Asset Exchange and Other Agreements signed on March 20, 2012 which included the following measures:

(i)            the acquision, by Marfrig, of the entire equity interest of Athena Alimentos S.A. (“Athena”), a company for which the following assets were transferred by BRF:

(a)   all the assets and rights related to the production plants depicted below:

Processing plant	State	Activity
Pork slaughtering, processing of finished goods, pork farms and
Três Passos	RS	hatcheries
Poultry slaughtering, processing of finished goods, manufacturing
Brasília	DF	of animal feed, pork farms and hatcheries
Poultry slaughtering, processing of finished goods, manufacturing
São Gonçalo	BA	of animal feed, pork farms and hatcheries
Salto Veloso	SC	Processing of finished goods
Bom Retiro do Sul	RS	Processing of finished goods
Lages	SC	Processing of finished goods
Duque de Caxias	RJ	Processing of finished goods
Várzea Grande	MS	Processing of finished goods
Valinhos	SP	Processing of finished goods

(b)   all the assets and rights related to the following distribution centers:

Location	State
Salvador	BA
Duque de Caxias	RJ
Campinas	SP
Bauru	SP
Brasília	DF
São José dos Pinhais	PR
Ribeirão Preto	SP
Cubatão	SP

(ii)           the Company transferred to Marfrig the entire portfolio of contracts with poultry and pork outgrowers, in order to guarantee the supply to the specific processing plants listed in the item (i a) above;

(iii)          the acquisition, by Marfrig, of the trademarks Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light & Elegant, Fiesta, Freski, Confiança, Doriana and  Delicata, as well as the intellectual properties rights related to these trademarks; and

(iv)         the acquisition, by Marfrig, of the equity interest held either directly or indirectly by Sadia S.A., equivalent to 64.57% of the capital of Excelsior Alimentos S.A., transferred to Marfrig on July 2, 2012.

In exchange to the acquisition and/or disposal of assets and rights listed in the items (i) to (iv) above, the Company acquired:

(i)            the entire equity interest held either directly or indirectly by Marfrig, equivalent to 90.05% of the capital of Quickfood S.A. (“Quickfood”), a company based in Argentina; and

(ii)           the right to receive an irrevocable and irreversible amount corresponding to R$350,000 thousands to be paid as follows:

•           R$25,000 thousands due to June 11, 2012, which were properly paid by Marfrig;

•           R$25,000 thousands due to July 1, 2012, adjusted by the variations of the General Market Price Index (“IGP-M”), which were properly paid by Marfrig;

•           R$250,000 thousands to be paid by Marfrig to BRF in 72 monthly and successive installments, which are due from August 1, 2012, being the first installment in the amount of R$ 4,424 thousands and other remaining installments in the amount of R$4,821 thousands, subject to the fixed rate of 12.11% p.a.

As disclosed in the quarterly information for the nine month period ended September 30, 2012, BRF and Marfrig renegotiated the payment terms of the amount correspondent to R$50,000 thousands which previous settlement was expected to occur on October 1, 2012. As a consequence, this amount will be received from January 2, 2013 in 67 monthly and successive installments in the amount of R$964 thousands.

All the installments due until December 31, 2012 were properly paid by Marfrig.

On December 31, 2012, the total balance related to this right is R$287,626 thousands, being R$41,172 thousands recorded in current assets and R$246,454 thousands recorded in non-current assets, both accounted for as other rights.

Additionally, in order to comply with the TCD, it was agreed the transfer of the Company’s pork slaughtering and processing manufacturing facility, located in the City of Carambeí, State of Paraná, to Marfrig. On December 31, 2012, the receivable related to this transaction corresponds to R$81,542 thousands and it is accounted for as other rights, being R$17,936 thousands recorded in current assets and R$63,606 thousands recorded in non-current assets. Such transference generated a net gain of R$48,812 thousands, accounted for as other operating income.

As a result of the conclusion of the Asset Exchange and Other Agreements, Marfrig and BRF also signed other agreements mainly related to the supply of raw material, processed products and utility services.

In order to comply with the terms and conditions from CADE, and in accordance with the agreements between BRF and Marfrig, as from July 2, 2012, the following measures were taken:

(i)            temporary suspension of the use of the Perdigão trademark,  for the following products and periods:

Product	Period
Ham products	3 years
Pork festive line	3 years
Smoked sausage and pork sausage	3 years
Salamis	4 years
Lasagna	5 years
Frozen pizzas	5 years
Kibes and meat balls	5 years
Turkey cold cuts light line	5 years

(ii)           temporary suspension of the use of the Batavo trademark, related to the products and periods listed in item (i) above.

The accounting effects of the conclusion of the Asset Exchange and Other Agreements signed with Marfrig are presented in note 6.1.

1.3.        Establishment of joint venture in China

On February 14, 2012, the Company disclosed to the market the establishment of Rising Star Food Company Limited, a joint venture (“JV”) with the participation of Dah Chong Hong Limited (“DCH”), which purpose is:

(i)         to access the distribution market in Continental China, Hong Kong and  Macau including retail and food service channels;

(ii)        local processing of products; and

(iii)       developing the Sadia trademark in these markets.

The Company owns 50% of equity interest in the JV and in April 2012 made a capital investment amounting to approximately R$1,300 thousands, which is proportional to its participation in the JV.

Management estimates that during the first year of operation, which is expected for the second quarter of 2013, the JV will have sales volumes exceeding 140,000 tons and report annual revenues of approximately R$844,000 thousands.

For the fiscal year ended December 31, 2012, the JV had sales volumes of 136,719 tons and reported net revenues of R$593,251 thousands.

1.4.        Constitution of JV between BRF and Carbery Group (“Carbery”)

On November 5, 2012, BRF and Carbery established a JV for whey processing.

Carbery is a worldwide leading manufacturer player of whey based ingredients and has an advanced range dairy based nutritional ingredients.

The Company owns 50% of the equity interest of the JV and involves a total shared investment of R$50,000 thousands utilizing Carbery’s innovative technology to process whey generated by BRF’s cheese operations.

The project includes the construction of a manufacturing plant to produce high added value nutritional ingredients, which are mainly used by baby food and nutritional sports customers. The construction of the plant is expected to commence in 2013 and the beginning of its operations is planned for 2014.

1.5.        Acquisition of assets related to integration, production and slaughter of porks – DOUX

On November 7, 2012, the Company established an agreement with CADE aiming the creation of the rules for the assets related to integration, production and slaughter of porks from Doux, located in the City of Ana Rech, State of Rio Grande do Sul, pledged to BRF during the year of 2011, according to note 6.4 of the financial statements for the fiscal year ended December 31, 2011 disclosed on March 22, 2012, to have their property transferred to third parties through an extrajudicial auction.

This agreement was necessary to allow the execution of the guarantees offered by Doux in consideration to the advances made by BRF which were not settled yet. On December 31, 2012, such advances totaled R$191,514 thousands, and were accounted for as other rights in non-current assets. In addition, the agreement establishes the limits for the use of such assets by BRF, as well as authorizes the Company to take all necessary measures to recovery these advances.

The Company’s management do not expect any significant impact on the future earnings and the assets offered by Doux are sufficient to cover the advances made by BRF.

1.6.        Acquisition of non-controlling shareholders interest of Avex S.A. (“Avex”)

On December 28, 2012, aiming to accelerate the integration of its business in Argentina, the Company, through its wholly-owned subsidiary Sadia Alimentos S.A., acquired the equity interest held by non-controlling shareholders in Avex, corresponding to 33.33% of the capital for the amount of R$82,776 thousands, to be settled until March 31, 2013, and therefore holding 99.46% of the equity interest of Avex.

Due to the fact that BRF already held the control of Avex prior to the acquisition of the non-controlling interest mentioned above, such transaction is not accounted for as business combination. Therefore, the amount of R$33,851 thousands corresponds to the difference between the carrying amount and the effective amount paid for the shares. Such amount was recorded as a debt in the shareholders’ equity.

1.7.        Merger of wholly-owned subsidiaries Sadia S.A. (“Sadia”) and Heloísa Ind. e Com. de Produtos Lácteos Ltda. (“Heloísa”) into BRF

On December 31, 2012, the wholly-owned subsidiaries Sadia and Heloísa were merged into BRF. The main objective of these mergers was the full integration of the businesses, maximizing synergies, streamlining processes and consequent reduction of administrative, operational and tax costs and increase of productivity.

The decision to merge Sadia into BRF resulted in a loss recorded in the statement of income for the year ended December 31, 2011 in the amount of R$215,205 related to the provision for tax loss carryforwards and negative basis calculation.

The effective loss was R$130,959 thousands and, therefore, a reversal of R$84,246 thousands was recorded in the statement of income for the year ended December 31, 2012 as current tax expense, considering that the taxable income earned by the wholly-owned subsidiary was higher than the estimated amounts on December 31, 2011.

BUSINESS COMBINATION AND OTHER ACQUISITIONS

1.1      Business combination – QUICKFOOD

As described in note 1.2, in order to comply the requirements of TCD, the Company acquired the equity interest held by Marfrig of the capital of Quickfood.

In the Extraordinary General Shareholder´s Meeting occurred on May 23, 2012, the Company’s shareholders ratified the approval of the acquisition, through assets exchange, of the entire equity interest held by the Company in Athena by the interest held either directly or indirectly by Marfrig, equivalent to 90.05% of the capital of Quickfood, according to the terms and conditions established in the Asset Exchange and Other Agreements, signed on March 20, 2012 with the effective conclusion on June 11, 2012.

Quickfood is a public company located in Buenos Aires, Argentina. The total equity interest acquired corresponds to 90.05% equivalent to 32,841,224 common shares.

The Company utilized its subsidiary Athena to operationalize the disposal of the assets listed in the TCD. Therefore, the following corporate acts were performed:

(i)      the wholly-owned subsidiary Sadia made a capital increase in Athena in the amount of R$333,061 thousands, which was paid with assets of its property included in the TCD;

(ii)     the subsidiary Sino dos Alpes made a capital increase in Athena in the amount of R$5,174 thousands, which was paid with assets of its property included in the TCD;

(iii)    BRF made a capital increase in Athena in the amount of R$163,043 thousands, which was paid with assets of its property included in the TCD; and

(iv)   on May 31, 2012, BRF acquired the book value of the equity interest of the capital of Athena held by Sino dos Alpes and Sadia.

In summary, the consolidated assets of TCD transferred to Marfrig are presented below (in thousands reais):

ASSETS		LIABILITIES
CURRENT		CURRENT
Cash and cash equivalents	3,834	Short term debts	7,847
Trade accounts receivable	7,240	Trade accounts payable	4,891
Inventories	118,152	Salary and social obligations	31,040
Other credits	1,708	Tax obligations	1,462
	130,934	Other obligations	1,417
			46,657

NON CURRENT		NON CURRENT
Deferred tax	4,203	Long term debts	16
Judicial deposits	746	Tax obligations	3,660
Other assets	802	Other obligations	1,439
Investments	8		5,115
Property, plant and equipment, net	506,652
	512,411	NET ASSETS	591,573

TOTAL ASSETS	643,345	TOTAL LIABILITIES	643,345

The transaction with Marfrig was accounted for as a business combination in accordance with CVM Deliberation No. 665/11, mainly due to the fact that Athena is a business, including inputs, process and outputs, which when integrated into the acquirer's business, started to generate outputs as determined by it.

The acquiree contributed with net revenue in the amount  of R$369,597 thousands and net losses of R$334 thousands, since the date of acquisition to December 31, 2012 for the Company’s results.

Management estimates that if the business combination with Quickfood had occurred on January 1, 2012, the consolidated net revenue and net losses for the year ended December 31, 2012 would be approximately R$978,252 thousands and R$15,829 thousands, respectively.

The business Athena was evaluated by independent experts and the fair value attributed to this group of assets amounted to R$928,000 thousands.

The table below depicts the details of the losses generated in this transactions as well as the goodwill generated in the business combination (in thousands reais):

Fair value of Athena	928,000

Book value of Athena	591,573
Write-off of goodwill originated from the expectation of future profitability, adjustments of fair
value of property, plant and equipment and trademark related to the assets transfered	264,951
Total book value	856,524

Difference between the fair value and the book value of Athena	71,476

Fair value of Athena	928,000
Consideration receivable	(350,000)
Remaining fair value	578,000
Fair value of the equity interest acquired from Quickfood	(463,581)
Difference between the remaining fair value and Quickfood's fair value	114,419

Net impact in statement of income	(42,943)
Other losses deriving from the execution of TCD	(65,937)
Total of results of TCD before taxes	(108,880)

Fair value of the equity interest acquired from Quickfood	463,581
Payment for the working capital acquisition	57,839
Value of the investment on Quickfood at the acquisition date	521,420
Net assets acquired (1)	(63,852)
Preliminary Goodwill before allocation	457,568

Goodwill allocations
Customer relationship	146,217
Trademarks	102,089
Property, plant and equipments	70,067
Supplier relationship	1,793
Deffered tax liabilities	(112,058)

Goodwill for expected future profitability	249,460

(1)     The variation occurred in the net assets acquired in relation to the amount disclosed on June 30, 2012 is mainly related to the alignment between the accounting practices previously adopted by Quickfood and the accounting practices adopted by BRF.

The accounting impacts in the statement of income deriving from the execution of TCD are accounted for in the other operating results and are summarized as follows (in thousands reais):

Valor justo da Quickfood	463,581
Contraprestação a receber	350,000
Valor justo total da contraprestação recebida	813,581

Custo dos estoques vendidos	(115,853)
Custo das partipações societárias transferidas	(504,731)
Obrigações trabalhistas dos colaboradores transferidos	29,011
Valor contábil Athena	(591,573)

Mais valia de ativo imobilizado transferido oriundo da Sadia	(102,793)
Mais valia de marcas transferidas oriundas da Sadia	(83,000)
Valor justo dos avais a integrados	4,674
Ágio atribuido a perspectiva de rentabilidade futura das plantas oriundas da Sadia	(83,832)
Total de baixas	(264,951)
Perdas de créditos fiscais de PIS, COFINS e ICMS s/ ativo imobilizado transferido	(9,200)
Perdas causadas pela BRF ao Instituto Sadia de Sustentabilidade na execução do TCD	(15,237)
Baixa de estoques obsoletos de embalagens	(9,146)
Outras perdas	(32,354)
Total de outras perdas	(65,937)

Total de perdas na execução do TCD antes dos efeitos dos impostos	(108,880)

The identifiable assets acquired and liabilities assumed that were recognized on the date of acquisition and the corresponding fair value, on the date of acquisition, are presented below (in thousands reais:

	Net assets	Adjustments		Net assets
	acquired on May	CVM Deliberation		acquired
	31, 2012	No. 665/11		at fair value
ASSETS
CURRENT
Cash and cash equivalents	23,803	-		23,803
Trade accounts receivable	114,590	-		114,590
Inventories	50,084	-		50,084
Other credits	1,849	-		1,849
	190,326	-		190,326
NON CURRENT
Property, plant and equipment, net	48,777	77,809	(a)	126,586
Intangible	255	277,734	(b)	277,989
Other assets	1,036	-		1,036
	50,068	355,543		405,611
TOTAL ASSETS	240,394	355,543		595,937

LIABILITIES
CURRENT
Trade accounts payable	119,189	-		119,189
Salary and social obligations	14,904	-		14,904
Tax obligations	3,939	-		3,939
Other obligations	5,007	-		5,007
	143,039	-		143,039
NON CURRENT
Long term debts	15,032	-		15,032
Tax obligations	369	-		369
Deferred tax liabilities	-	124,440	(c)	124,440
Other obligations	11,063	-		11,063
	26,464	124,440		150,904
NET ASSETS - BRF	63,852	208,108		271,960

Non-controlling shareholders' equity	7,039	22,995		30,034

TOTAL LIABILITIES	240,394	355,543		595,937

(a)   Refers to the adjustment to the fair value of the property, plant and equipments according to the appraisal report prepared by an external expert;

(b)   Refers to the fair value of the following intangible assets identified: customer relationship R$162,374 thousands, trademarks R$113,369 thousands and supplier relationship R$1,991 thousands; and

(c)   Refers to the effect of the deferred taxes on the adjustments (a) and (b) presented above.

1.2   Business combination – AVEX

According to the Company’s strategic plan to become a global player, on October 03, 2011, acting through its wholly-owned subsidiary, Sadia Alimentos S.A., in Argentina, the Company acquired 69.15% of the equity interest in Avex S.A. (“Avex”), which is located in the city of Rio Cuarto, in Córdoba province, engaged in the poultry production as well as chilled and frozen chicken, sold as a whole and in cuts.

Avex is the sixth largest participant in the Argentine poultry domestic market, with 4% of participation and its productive capacity is presented below:

Activity	Location	Productive capacity
Poultry slaughtering	Rio Cuarto, Córdoba	750,000 heads per week
Animal feed industry	Juárez Celman, Córdoba	40 ton per hour
Hatcheries	General Deheza, Córdoba	758,800 eggs per week
Termination poultry farm	Rio Cuarto, Córdoba	-

As disclosed in note 1.6, on December 28, 2012, aiming to accelerate the integrating of its business in Argentina, the Company acquired the equity interest held by non-controlling shareholders in Avex, corresponding to 33.33% of the capital for the amount of R$82,776 thousands, and therefore holding 99.46% of the equity interest.

Due to the fact that BRF already held the control of Avex prior to the acquisition of the non-controlling interest mentioned above, such transaction is not accounted for as business combination. Therefore, the amount of R$33,851 thousands corresponds to the difference between the carrying amount and the effective amount paid for the shares. Such amount was recorded as a debt in the shareholders’ equity and does not compose the goodwill generated in the business combination.

The amounts related to this business combination are set forth below (in thousands reais):

Net assets acquired on October 3, 2011	63,184
Identification of non-realizable within the measurement period	(26,027)
Others measurement adjustments	4,483
Assets and labilities acquired, net adjusted	41,640

Percentage of acquired participation	69.15%

Net assets acquired	28,793

Value paid for the acquisation of Avex	108,603
Net assets acquired	28,793
Goodwill	79,810

Goodwill allocation
Property, plant and equipment, net	40,126
Relationship with client	11,115
Relationship with suppliors	7,760
Adjustment to market value of the biological assets	830
Adjustment to market value of the inventories	280
Non-competition agreement	205
Contingent liabilities	(425)
Deferred tax liabilities	(20,890)

Goodwill originated from the expectation of future profitability	40,809

The identifiable assets acquired and liabilities assumed that were recognized on the date of acquisition and the corresponding fair value, on the date of acquisition, are presented below (in thousands reais):

	Net assets	Adjustments		Net assets
	acquired on	CVM Deliberation		acquired
	October 03, 2011	No. 665/11		at fair value
ASSETS
CURRENT
Cash and cash equivalents	9,391	-		9,391
Trade accounts receivable	15,578	-		15,578
Inventories	9,781	405	(a)	10,186
Biological assets	8,017	1,200	(b)	9,217
Recoverable taxes	7,740	-		7,740
Other credits	12,796	-		12,796
	63,303	1,605		64,908
NON CURRENT
Property, plant and equipment, net	54,857	58,031	(c)	112,888
Intangible	124	27,593	(d)	27,717
Other assets	109	-		109
	55,090	85,624		140,714
TOTAL ASSETS	118,393	87,229		205,622

LIABILITIES
CURRENT
Short term debts	42,111	-		42,111
Trade accounts payable	21,852	-		21,852
Salary and social obligations	2,789	-		2,789
Tax obligations	1,012	-		1,012
Other obligations	96	-		96
	67,860	-		67,860
NON CURRENT
Long term debts	8,892	-		8,892
Contingent liabilities	-	615	(e)	615
Deferred tax	-	30,211	(f)	30,211
	8,892	30,826		39,718
NET ASSETS - BRF	28,793	39,001		67,794

Non-controlling shareholders' equity	12,848	17,402		30,250

TOTAL LIABILITIES	118,393	87,229		205,622

(a)   Refers to the adjustment to the fair value of the inventories;

(b)   Refers to the adjustment to the fair value of the biological assets;

(c)   Refers to the adjustment to the fair value of the property, plant and equipments according to the appraisal report prepared by an external expert;

(d)   Refers to the fair value of the following intangible assets identified:  supplier relationship R$11,223 thousands, non-compete agreement R$296 thousands, customer relationship R$16,074 thousands;

(e)   Refers to the fair value of the contingent tax, civil and employment liabilities; and

(f)    Refers to the effect of the deferred taxes on the adjustments (a), (b), (c), (d) and (e) presented above, except for the amount of non-compete agreement which has its amortization allowed for fiscal purposes.

In the year ended December 31, 2012, the portion related to realization of the amounts arising from the allocation of goodwill allocated of Avex was recorded in the statement of income of Sadia Alimentos S.A., such as R$1,597 thousands in cost of goods sold, related to the depreciation of the surplus in the value of the property, plant and equipments, amortization of supplier relationship, adjustment to the fair value of the inventories and biological assets, R$417 thousands in selling expenses, related to amortization of customer relationship and R$26 thousands in other operating results, related to the non-compete agreement.

		Accumulated
	Fair value	realization	Net fair value
Assets measured at fair value
Property, plant and equipment, net	40,126	(513)	39,613
Relationship with client	11,115	(417)	10,698
Relationship with suppliors	7,760	(597)	7,163
Adjustment to market value of the biological assets	830	(207)	623
Adjustment to market value of the inventories	280	(280)	-
Non-competition agreement	205	(26)	179
Contingent liabilities	(425)	-	(425)
Deferred tax liabilities	(20,890)	705	(20,185)
Expectation of future profitability	40,809	-	40,809
Total goodwill generated in the business combination	79,810	(1,335)	78,475

1.3   Business combination – DÁNICA

Acting through Avex, the Company acquired 100% of equity interest of Flora Dánica S.A. and its subsidiaries, Flora San Luis S.A. and GB Dan S.A. (“Dánica group”). Dánica group has an extensive distribution structure for dry and refrigerated goods, in addition to the exportation of products to South Cone and to the development of products for the food service segment. The group is the market leader in margarine (62%) and vice leader in the production of sauces (20%) and its main trademarks are: Dánica, Manterina, Vegetalina, Danifesta and  Primor.

Dánica’s productive capacity is presented below:

Activity	Localization	Productive capacity
Margarines and oils	Llavallol, Buenos Aires	4,000 ton per month
Sauces and mayonnaise	Villa Mercedes, San Luis	6,000 ton per month
Pasta and pastries	Avellaneda, Buenos Aires	350 ton per month

The amounts related to this business combination are presented below (in thousands reais):

Net assets acquired on October 3, 2011	30,025
Adjustments related to alignment between the accounting practices within to measurement period	(2,286)
Assets and labilities acquired, net adjusted	27,739

Percentage of acquired participation	100.00%

Net assets acquired	27,739

Value paid for the acquisation of Dánica group	80,594
Net assets acquired	(27,739)
Goodwill	52,855

Goodwill allocation
Property, plant and equipment	51,901
Trademarks	19,553
Relationship with client	5,016
Exclusivity agreement	610
Adjustment to market value of the inventories	490
Non-competition agreement	163
Contingent liabilities	(12,673)
Deferred tax liabilities	(22,714)

Goodwill originated from the expectation of future profitability	10,509

The identifiable assets acquired and liabilities assumed that were recognized on the date of acquisition and the corresponding fair value, on the date of acquisition, are presented below (in thousands reais):

	Net assets	Adjustments		Net assets
	acquired on	CVM Deliberation		acquired
	October 03, 2011	No. 665/11		at fair value
ASSETS
CURRENT
Cash and cash equivalents	4,239	-		4,239
Trade accounts receivable	27,335	-		27,335
Inventories	22,292	490	(a)	22,782
Recoverable Taxes	3,495	-		3,495
Other credits	1,143	-		1,143
	58,504	490		58,994
NON CURRENT
Property, plant and equipment, net	13,071	51,901	(b)	64,972
Intangible	-	25,342	(c)	25,342
Other assets	3,160	-		3,160
	16,231	77,243		93,474
TOTAL ASSETS	74,735	77,733		152,468

LIABILITIES
CURRENT
Short term debts	214	-		214
Trade accounts payable	29,716	-		29,716
Salary and social obligations	3,674	-		3,674
Tax obligations	3,541	-		3,541
Other obligations	2,427	-		2,427
	39,572	-		39,572
NON CURRENT
Long term debts	517	-		517
Contingent liabilities	-	12,673	(d)	12,673
Deferred taxes	-	22,714	(e)	22,714
Other obligations	6,907	-		6,907
	7,424	35,387		42,811
NET ASSETS	27,739	42,346		70,085
TOTAL LIABILITIES	74,735	77,733		152,468

(a)   Refers to the adjustment to the fair value of the inventories;

(b)   Refers to the adjustment to the fair value of the property, plant and equipments according to the appraisal report prepared by an external expert;

(c)   Refers to the fair value of the following intangible assets identified:  customer relationship R$5,016 thousands, non-compete agreement R$163 thousands, exclusivity agreement R$610 thousands and trademarks R$19,553 thousands;

(d)   Refers to the fair value of the contingent tax, civil and employment liabilities; and

(e)   Refers to the effect of the deferred taxes on the adjustments (a), (b), (c) and (d) presented above, except for the amount of non-compete agreement which has its amortization allowed for fiscal purposes.

The acquisitions of Avex and Dánica group were made to reinforce the Company’s trademarks in MERCOSUL, mainly through the expansion of the products portfolio, access to the local market and the expansion of export infrastructure.

In the year ended December 31, 2012, the portion related to realization of the amounts arising from the allocation of goodwill allocated of Dánica was recorded in the statement of income of Avex S.A., such as R$1,404 thousands thousands in cost of goods sold, related to the depreciation of the surplus in the value of the property, plant and equipments, amortization of exclusivity agreement and  adjustment to the fair value of the inventories, R$125 thousands in selling expenses, related to amortization of customer relationship and R$14 thousands in other operating results, related to the non-compete agreement.

		Accumulated
	Fair value	realization	Net fair value
Assets measured at fair value
Property, plant and equipment, net	51,901	(761)	51,140
Relationship with client	5,016	(125)	4,891
Exclusivity agreement	610	(153)	457
Non-competition agreement	163	(14)	149
Adjustment to market value of the inventories	490	(490)	-
Trademarks	19,553	-	19,553
Contingent liabilities	(12,673)	-	(12,673)
Deferred tax liabilities	(22,714)	535	(22,179)
Expectation of future profitability	10,509	-	10,509

Total goodwill generated in the business combination	52,855	(1,008)	51,847

10.4. Significant changes in accounting practices - qualification and emphasis in the auditor´s opinion

 10.4. Executive boards comments on:

a. significant changes in accounting practices

There were no significant changes in accounting practices

b. significant impacts due to changes in accounting practices not applicable

c. qualification and emphasis in the  auditor´s opinion

There were no exceptions

10.5. Critical accounting practices

The critical accounting practices adopted in the preparation of financial statement, are presented below:

1.1.      Consolidation: includes the BRF’s financial statements and the financial statements of the directly and indirectly held subsidiaries where BRF has control. All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from negotiations between the Company and its subsidiaries, and the related charges and taxes. Non-controlling interest is presented separately.

In the preparation of the consolidated financial statements, the Company applied CVM Deliberation No. 640/10, which approved the technical pronouncement CPC 02 (R2), addressing the Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements. Pursuant to this Resolution, the Company must apply the following criteria for the consolidation of foreign subsidiaries:

•         Functional currency:  the financial statements of each subsidiary included in the Company’s consolidated financial statements are prepared using the currency of the main economic environment where it operates.  The foreign subsidiaries adopt the Brazilian Real as their functional currency, except for the subsidiary Plusfood Groep B.V. and Avex S.A. which adopt the Euro and the Argentine Peso, respectively, as their functional currency;

•         Investments:  investments in affiliates are accounted for under the equity method adjusted for the effects of measurement of the business combination, where applicable. The financial statements of foreign subsidiaries are translated into Brazilian Reais in accordance with their functional currency using the following criteria:

Functional currency – Euro/Argentine Peso

•      Assets and liabilities are translated at the exchange rate at the end of the period;

•      Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month; and

•      The cumulative effects of gains or losses upon translation are directly recognized in the shareholders’ equity.

Functional currency – Brazilian Reais

•      Non-monetary assets and liabilities are translated at the historical rate of the transaction;

•      Monetary assets and liabilities are translated at the exchange rate effective at the end of the period;

•      Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month; and

•      The cumulative effects of gains or losses upon translation are directly recognized in the statement of income.

The accounting practices have been consistently applied in all subsidiaries included in the consolidated financial statements and are consistent with the practices adopted by the parent company.

1.2.      Business combinations: business combinations are accounted for using the acquisition method. The cost of an acquisition is the sum of the consideration transferred, valued based on the fair value at acquisition date, and the amount of any non-controlling interests in the acquire. For each business combination, the Company recognizes any non-controlling interest in the acquire either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. Costs directly attributable to the acquisition must be accounted for as an expense when incurred.

When acquiring a business, Management evaluate the assets acquired and the liabilities assumed in order to classify and allocate them pursuant to the terms of the agreement, economic circumstances and the conditions at the acquisition date.

Goodwill is initially measured as the excess of the consideration transferred over the fair value of the net assets acquired (net assets identified and liabilities assumed). If the consideration is lower than the fair value of the net assets acquired, the difference should be recognized as a gain in the statement of income.

After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For purposes of impairment testing, the goodwill acquired in a business combination, as from the acquisition date, should be allocated to each of the Company’s cash generating units expected to be benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquire are attributed to these units.

1.3.      Segment information: an operating segment is a Company’s component that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions and for which individual financial information is available. The Company’s management has identified 4 reportable segments, which meet the quantitative and qualitative disclosure parameters. The segments identified for disclosure represent mainly sales channels. The information according to the characteristics of the products is also presented, based on their nature, as follows: poultry, pork, beef, dairy products, processed, others processed and animal feed.

1.4.      Cash and cash equivalents: include cash on hand, bank deposits and highly liquid investments in fixed-income funds and/or securities with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to immaterial risk of change in value.   The investments classified in this group, due to their nature, are measured at fair value through the statement of income and will be utilized by the Company in a short period of time.

1.5.      Financial instruments: financial assets and liabilities are recorded on the date they are delivered to the Company (settlement date) and classified based on the purpose for which they were acquired, being divided into the following categories: financial investments, loans, receivables, derivatives and other.

1.5.1.    Financial investments are financial assets that comprise of public and private fixed-income securities, classified and recorded based on the purpose for which they were acquired, in accordance with the following categories:

•        Trading securities: acquired for sale or repurchase in the short term, initially recorded at fair value and its variations, with a corresponding entry directly recorded in the statement of income for the year within interest income or expense;

•           Held to maturity: when the Company has the intention and financial ability to hold them up to maturity, the investments are recorded at amortized cost, plus interest, monetary and exchange rate changes, when applicable, and recognized in the statement of income when incurred, within interest income or expense; and

•           Available for sale: this category is for all the financial assets that do not classify for any of the categories above, which are measured at fair value, with variations recorded in the shareholders’ equity within other comprehensive income while the asset is not realized, net of taxes. Interest, inflation adjustments and exchange rate changes, when applicable, are recognized in the statement of income when incurred within interest income or expense.

1.5.2.    Derivatives measured at fair value: derivatives that are actively traded on organized markets, and their fair value is determined based on the amounts quoted in the market at the balance sheet date. These financial instruments are designated at initial recognition, classified as other financial assets and/or liabilities, with a corresponding entry in the statement of income within ‘Finance income or costs’ or ‘Cash flow hedge’, which are recorded in equity net of taxes.

1.5.3.    Hedge transactions: derivatives used to hedge exposures to risks or change the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in transactions abroad, and which: (i) are highly correlated as regards changes in their fair value in relation to the fair value of the hedged item, both at inception and throughout the life of the contract (effectiveness from 80% to 125%); (ii) are supported by documents that identify the transaction, the hedged risk, the risk management process and the methodology used to assess effectiveness; and (iii) are considered as effective in the mitigation of the risk associated with the hedged exposure.  Their accounting follows CVM Deliberation No. 604/09, which allows the application of the hedge accounting methodology with the effects of measurement at fair value recognized in equity and their realization in the statement of income under a caption corresponding to the hedged item.

1.5.4.     Loans and receivables: these are financial assets with fixed or determinable payments which are not quoted on an active market. Such assets are initially recognized at fair value plus any attributable transaction costs. After initial recognition, loans and receivables are measured at amortized cost under the effective interest rate method, less any impairment losses.

1.6.Adjustment to present value: the Company and its subsidiaries measure the adjustment to present value of outstanding balances of other non-current rights, trade payables, social obligations and other non-current obligations. The Company adopts the weighted average of the cost of funding on the domestic and foreign markets to determine the adjustment to present value to the assets and liabilities previously mentioned, which corresponds to 6.06% p.a. (6.66% p.a. as of December 31, 2011).

1.7.Trade receivables and other receivables: are recorded at the invoiced amount and adjusted to present value, when applicable, net of estimated losses on doubtful receivables.

 The Company adopts procedures and analyses to establish credit limits and substantially does not require collateral from customers. In the event of default, collection attempts are made, which includes direct contact with customers and collection through third parties. Should these efforts not prove successful, court measures are considered and the notes are reclassified to non-current at the same time receivables is written-off. The notes are written off against the provision when Management considers that they are not recoverable after all appropriate measures to collect.

1.8.Inventories: are stated at average cost, not exceeding market value or net realizable value.  The cost of finished products includes raw materials, labor, cost of production, transport and storage, all of which are related to making the products ready for sale. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Production losses are recorded and are an integral part of the production cost of the respective month, whereas unusual losses, if any, are recorded directly as an expense for the year in other operating income.

1.9.      Biological assets: due to the fact that the Company is responsible for managing the biological transformation of poultry, pork and beef, pursuant to CVM Deliberation No. 596/09, the Company classified these assets as biological assets.

The Company recognizes biological assets when it controls these assets as a result of a past event and it is probable that future economic benefits associated with these assets will flow to the Company and fair value can be reliably estimated.

Pursuant to CVM Deliberation No. 596/09, the biological assets should be measured at fair value less selling expenses at the time they are initially recognized and at the end of each accrual period, except for cases in which fair value cannot be reliably estimated.

In Management’s opinion, the fair value of the biological assets is substantially represented by formation cost, mainly due to the short life cycle of the animals and the fact that a significant share of the profits from our products arises from the manufacturing process rather than from obtaining in natura meat (raw materials at slaughtering point). This opinion is supported by a fair value appraisal report prepared by an independent expert, which presented an immaterial difference between the two methodologies. As a consequence, Management continued to record biological assets at cost.

1.10.   Non-current assets held for sale: assets included in this subgroup are those identified as unusable by the Company and whose sale has been authorized by Management; accordingly, there is a firm commitment to find a purchaser and conclude the sale within 12 months, the assets are readily available at a reasonable price and it is unlikely there will be changes in the plan to sale. These assets are measured at carrying amount or fair value, whichever is lower, net of selling costs and are not depreciated or amortized.

On December 31, 2012 the amounts related to these assets corresponded to R$11,173 in the parent company and R$22,520 in the consolidated (R$5,980 in the parent company and R$19,007 in the consolidated as of December 31, 2011) and are recorded in the current assets as other rights.

1.11.   Property, plant and equipment: stated at cost of acquisition, formation or construction, less accumulated depreciation and impairment losses, when applicable. The costs of short term debt are recorded as an integral part of construction in progress, pursuant to CVM Deliberation No. 672/11 considering the average interest rate of the short term debt in effect on the capitalized date.

Depreciation is recognized based on the estimated economic useful life of each asset on a straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The CVM Resolution No. 639/10 requires that a recovery evaluation of these assets should be done, whenever there is evidence of loss in comparison with the net realizable value, either by sale or use. The Company annually performs an analysis of impairment indicators. If an impairment indicator is identified , the corresponding assets are tested for impairment using the discounted cash flow methodology. Hence, when an impairment is identified, a provision is recorded. The investments in property, plant and equipments were tested for impairment in the last quarter of 2012, and no adjustments were detected. The result of this test is detailed in note 18.

Gains and losses on disposals of property, plant and equipment are calculated by comparing the sales value with the residual book value and recognized in the statement of income.

1.12.   Intangible assets: are identifiable nonphysical assets, under the Company’s control and which generate future economic benefits.

Intangible assets acquired are measured at cost at the time they are initially recognized. The cost of intangible assets acquired in a business combination corresponds to the fair value at acquisition date. After initial recognition, intangible assets are stated at cost less accumulated amortization and impairment losses, when applicable. Internally-generated intangible assets, excluding development costs, are not capitalized and expenditure is recognized in the statement of income for the year in which it was incurred.

The useful life of intangible assets is assessed as finite or indefinite.

Intangible assets with a finite life are amortized over the economic useful life and reviewed for impairment whenever there is an indication of a reduction in the economic value of the asset. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with a finite useful life is recognized in the statement of income as an expense consistently with the use of the intangible asset.

Intangible assets with an indefinite useful life are not amortized, but are tested annually for impairment on an individual basis or at the cash generating unit level. The Company records in intangible assets the goodwill balance.

Goodwill recoverability was tested in the last quarter of 2012 and no adjustments to reflect an impairment loss were identified.  Such test involved the adoption of assumptions and judgments, as detailed in note 18.

1.13.   Income taxes and social contributions: in Brazil, are comprised of income tax (“IRPJ”) and social contribution (“CSLL”), which are calculated monthly on taxable income, at the rate of 15% plus a 10% surtax for IRPJ and of 9% for CSLL, considering the offset of tax loss carryforwards, up to the limit of 30% of taxable income.

The income from foreign subsidiaries is subject to taxation in their home countries, pursuant to the local tax rates and standards.

Deferred taxes represent credits and debits on IRPJ and CSLL tax losses, as well as temporary differences between the tax basis and the carrying amount. Deferred income tax and social contribution assets and liabilities are classified as non-current, as required by CVM Deliberation No. 676/11. When the Company’s analysis indicates that the future use of these credits, within the time limit of 10 years, is not probable, a provision for losses will be recorded.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity. In the consolidated financial statements, the Company’s tax assets and liabilities can be offset against the tax assets and liabilities of the subsidiaries if, and only if, these entities have a legally enforceable right  to make or receive a single net payment and intend to make or receive this net payment, or recover the assets and settle the liabilities simultaneously, therefore, for presentation purposes, the balances of tax assets and tax liabilities are being disclosed separately.

Deferred tax assets and liabilities must be measured by rates that are expected to be applicable for the period when the assets is realized and liability settled, based on the rates (and fiscal regulation) that are in force on the date of disclosure.

1.14.   Accounts payable and trade accounts payable: are initially recognized at fair value and subsequently increased, if applicable, with the accrued charges, monetary and exchange variations incurred until the closing dates of the financial statements.

1.15.   Provision for tax, civil and labor risks and contingent liabilities: provisions are established when the Company has a present obligation, formalized or not, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The Company is a party to various lawsuits and administrative proceedings. The assessment of the likelihood of an unfavorable outcome in these lawsuits and proceedings includes the analysis of the evidence available, the hierarchy of the laws, available former court decisions, as well as the most recent court decisions and their importance to the Brazilian legal system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to reflect changes in the circumstances, such as the applicable statute of limitation, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

A contingent liability recognized in a business combination is initially measured at fair value and subsequently measured at the higher of:

•         the amount that would be recognized in accordance with the accounting policy for the provisions above (CVM Deliberation No. 594/09); or

•         the amount initially recognized less, if appropriate, cumulative amortization recognized in accordance with the revenue recognition policy (CVM Deliberation No. 692/12).

As a result of the business combination with Sadia, Avex and Dánica Group the Company recognized contingent liabilities related to tax, civil and labor matters.

Costs incurred with disposal of assets must be accrued based on the present value of the costs expected to settle the obligation using estimated cash flows, and are recognized as an integral part of the corresponding asset, or as a production cost, when incurred.

1.16.   Leases: lease transactions in which the risks and rewards of ownership are substantially transferred to the Company are classified as finance leases. When there is no significant transfer of the risks and rewards of ownership, lease transactions are classified as operating leases.

Finance lease agreements are recognized in property, plant and equipment and in liabilities at the lower of the present value of the minimum mandatory installments of the agreement and the fair value of the asset, including, when applicable, the initial direct costs incurred in the transaction. The amounts recorded in property, plant and equipment are depreciated and the underlying interest is recorded in the statement of income in accordance with the term of the lease agreement.

Operating lease agreements are recognized as expenses throughout the lease period.

1.17.   Share based payments: the Company provides share based payments for its executives, which are settled with Company shares. The Company adopts the provisions of CVM Deliberation No. 650/10, recognizing as an expense, on the straight-line basis, the fair value of the options granted, over the length of service required by the plan, with a corresponding entry to equity.

1.18.   Supplementary retirement plan and other benefits to employees: the Company and its subsidiaries recognize actuarial assets and liabilities related to employee benefits in accordance with the criteria provided for in CVM Deliberation No. 695/12. Actuarial gains and losses are recognized in other comprehensive income, in shareholders’ equity, based on the actuarial report prepared by independent specialists

The contributions made by the sponsors are recognized as an expense for the year.

The plan assets are not the disposal of the Company’s creditors and cannot be directly paid to the Company. Fair value is based on information on the market price and, in the case of quoted securities, on the purchase price disclosed. The value of any defined benefit asset recognized is restricted to the sum of any past service costs not yet recognized and the fair value of any economic benefit available in the form of reductions in the plan’s future employer contributions.

1.19.   Capital: corresponds to the value obtained in the issuance of common shares. Additional costs directly attributable to issue of shares are recognized as a deduction from equity, after any tax effects.

1.20.   Treasury shares: when the capital recognized as equity is repurchased, the amount of compensation paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. The repurchased shares are classified as treasury shares and are disclosed as a deduction from equity. When treasury shares are subsequently sold or reissued, the value received is recognized as an increase in shareholders' equity and surplus or deficit arising is recorded to retained earnings.

1.21.   Earnings per share: basic earnings per share are calculated by dividing the profit attributable to equity holders of ordinary shares of the parent company by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share are calculated by dividing the profit attributable to the holders of ordinary shares of the parent company by the weighted average number of ordinary shares in issue during the year, plus the weighted average number of ordinary shares that would be issued on conversion of all dilutive potential ordinary shares into ordinary shares.

1.22.   Determination of income: results from operations are recorded on the accrual basis.

1.23.   Revenues: revenues comprise of the fair value of consideration received or receivable by the sale of products, net of taxes, returns, rebates and discounts in the consolidated financial statements and also net of eliminations of sales between BRF and its subsidiaries.

Revenue is recognized in accordance with the accrual basis of accounting, when the sales value is reliably measurable and when the Company no longer has control over the goods sold, or otherwise related to the property, the costs incurred or to be incurred due to transaction can be reliably measured, it is probable that economic benefits will be received by the Company and the risks and benefits were fully transferred to the purchaser.

In addition, the Company and its subsidiaries have incentive programs and sales discounts, which are accounted for as deductions from sales or selling expenses, based on their nature. These programs include discounts to customers for a good sales performance based on volumes and marketing actions carried out at the sales points.

1.24.   Employee and management profit sharing: employees are entitled to profit sharing based on certain targets agreed upon on an annual basis, whereas managers are entitled to profit sharing based on the provisions of the by-laws, proposed by the Board of Directors and approved by the stockholders. The profit sharing amount is recognized in the statement of income for the period in which the targets are attained.

1.25.   Research and development: expenditures on research activities, undertaken with the opportunity to gain knowledge and understanding of science or technology, are recognized in income as incurred. Development activities involve a plan or project aimed at producing new or significantly improved technologies, process or products. The development costs are capitalized only if development costs can be reliably measured, if the product or process is technically and commercially viable if the future economic benefits are probable, and if the Company has the intention and the resources to complete the development and use or sell the asset. The expenditures capitalized include the cost of materials, labor, manufacturing costs that are directly attributable to preparing the asset for its intended use, other development expenditures are recognized in income as incurred.

The capitalized development expenditures are measured at cost less accumulated amortization and loss on impairment.

1.26.   Financial income: include interest earnings on amounts invested (including available for sale financial assets), dividend income (except for dividends received from equity investees evaluated by the Company), gains on disposal of available for sale financial assets, changes in fair value of financial assets measured at fair value through income and gains on hedging instruments that are recognized in income. Interest income is recognized in earnings through the effective interest method. The dividend income is recognized in the statement of income on the date that the Company's right to receive payment is established. The distributions received from investees that are recorded under equity income reduce the value of the investment, in the individual financial statements.

1.27.   Subsidies and tax incentives: government subsidies are recognized at fair value when there is reasonable assurance that the conditions established and related benefits will be received. The amounts are accounted for as follows:

•         Subsidies relating to assets: are accounted for in the statement of income in proportion to the depreciation of the asset; and

•         Subsidies to investments: the amounts recorded as revenue in the statement of income when excluded from the income tax and social contribution calculation basis will be reclassified to equity, as a reserve of tax incentives, unless there are accumulated losses.

1.28.   Dividends and interest on shareholders’ equity:  the proposal for payment of dividends and interest on shareholders’ equity made by the Company’s Management, which is within the portion equivalent to the mandatory minimum dividend, is recorded in current liabilities, for it is regarded as a legal obligation provided for in the bylaws; on the other hand, the dividends that exceed the mandatory minimum dividend, declared by Management before the end of  the accounting period covered by the financial statements, not yet approved by the stockholders, is recorded as  additional dividend proposed in shareholders’ equity.

For financial statement presentation purposes, interest on shareholders’ equity is stated as an allocation of income directly in equity.

1.29.   Translation of assets and liabilities denominated in foreign currency:  as mentioned in item 3.1 above, the balances of assets and liabilities of foreign subsidiaries are translated into Brazilian Reais using the exchange rates in effect at the balance sheet date and statement of income accounts are translated at the average monthly rates in effect.

The exchange rates in Brazilian Reais effective at the date of the balance sheets translated were as follows:

Final rate	12.31.12	12.31.11
U.S. Dollar (US$)	2.0435	1.8758
Euro (€)	2.6954	2.4342
Pound Sterling (£)	3.3031	2.9148
Argentine Peso (AR$)	0.4160	0.4360

Average rates
U.S. Dollar (US$)	1.9550	1.6746
Euro (€)	2.5103	2.3278
Pound Sterling (£)	3.0985	2.6835
Argentine Peso (AR$)	0.4298	0.4056

1.30.   Accounting judgments, estimates and assumptions: as mentioned in note 2, in the process of applying the Company’s accounting policies, Management made the following judgments which have a material impact on the amounts recognized in the financial statements:

•         fair value of financial instruments, see note 4;

•         impairment of non-financial assets, see note 5, 17 and 18;

•         measurement at fair value of items related to business combinations, see note 6;

•         estimated losses on doubtful receivables, see note 9;

•         biological assets, see note 11;

•         loss on the reduction of recoverable value of taxes, see note 12 and 13;

•         useful lives of property, plant and equipment and intangible, see note 17 and 18.

•         share-based payment transactions, see note 23;

•         retirement benefits, see note 24; and

•         provision for tax, civil and labor risks, see note 25.

The Company reviews estimates and underlying assumptions used in its accounting estimates at least on a quarterly basis. Revisions to accounting estimates are recognized in the financial statements in the period in each the estimates are revised.

1.31.   Statement of added value: the Company prepared individual and consolidated statements of added value (“DVA”) in accordance with CVM Deliberation No. 557/08, which are submitted as part of these financial statements in accordance with BR GAAP. It represents for IFRS additional financial information.

10.6. Executive Board’s comments on the internal controls adopted to ensure the preparation of reliable financial statements

a. efficiency level of these controls, indicating possible flaws and measures adopted to correct them

b. weaknesses and recommendations on the internal controls presented in the independent auditor’s report

In our evaluation, the Company's internal controls are adequate to mitigate risks that may affect the financial statements (integrity, validity, cutoff, registration, presentation), but to date not received from our independent auditors report on our internal controls relating the year 2012.

The expected delivery of the report on our internal controls for the year 2012 is for April 30, 2013. To date no significant disability came to the attention of management.

10.7. Executive Board’s comments on aspects related to possible public offerings of distribution of securities

            a. how the proceeds from the offering were used

            The net resources from the Global Offering of 2012 were essentially allocated for paying down debt.

10.8. Description of significant items not evidenced in the financial statements of the Company:

a.    assets and liabilities directly or indirectly held by the Company, which are not disclosed in its balance sheet (off-balance sheet items), such as:

i operating commercial leasing, assets and liabilities;

ii. receivables portolios written off over which the entity has risks and responsibilities, informing respective liabilities;

iii. agreements for future purchase and sale of products or services

iv. non-finished construction agreements

v. agreements for future financing receipts

b. other items not evidenced in the financial statements

All the operations which could be classified as off-balance sheet were properly disclosed in the Financial Statements, including: leasing, sale of receivables and purchase commitments. We have no knowledge of any other operation with these characteristics other than those already disclosed.

Item 10.10 - a - i

Investments

Investment in Capex during the year amounted to R$ 2,5 billion, 25% higher than the preceding year and directed to growth, efficiency and support projects. Investments of R$ 494 million in biological assets (breeder stock) for supplying growth projects are also considered in this amount.

In 2012, two joint ventures were incorporated – Rising Star Food Company Limited (China) and the Carbery Group (Brasil) – while two companies were acquired – Quickfood (Argentina) and Federal Foods (United Arab Emirates). Investments were also made in plants – new margarine units in Vitória do Santo Antão (PE); a sausage processing plant in Lucas do Rio Verde (MT); poultry-slaughtering facilities in Lucas do Rio Verde (MT), Rio Verde (GO), Dois Vizinhos (PR), Toledo (PR), Dourados (MS) and Nova Mutum (MT); adaptations made to the Rio de Janeiro (RJ) Distribution Center and the investment in the new Technology Center in Jundiaí (SP).

Item 10.10 - a - ii

The Company makes use of financing from development banks, commercial banks and capital markets.

Item 10:10 - c

The Company incurred expenses related to internal research and development of new products in the amount of $ 33,053 MR and MR$ 24,230, for the year ended December 31, 2012 and 2011, respectively.

10.11. Executive Board’s Comments on other factors that have significantly affected the operating performance and which have not been identified or commented in the other items of this section

Not applicable

12. GENERAL MEETING AND MANAGEMENT

12.1. Describe the issuer’s Administrative Structure, according to its by-laws and internal charter.

Meetings of Shareholders

Meetings of the shareholders, called and convened as prescribed by law and these Bylaws, will be held annually within the first four months after the end of each fiscal year, and especially, whenever the interests and business of the Corporation require action by the shareholders.

The proceedings at shareholders’ meetings will be directed by the Chairman of the Board of Directors or, in his or her absence, by the Vice Chairman, who will designate the secretary of the meeting. In the event of absence or temporary disability of the Chairman and Vice Chairman of the Board of Directors, the shareholders’ meeting will be presided over by their respective alternates or, in the absence or disability of such alternates, by a Director specially designated by the Chairman of the Board of Directors.

The shareholders’ meeting will have the powers defined by law and, subject to exceptions set forth in law and in these Bylaws, the shareholders will act by an absolute majority of the affirmative votes cast at the meeting by any system adopted by the chair and secretary.

The first notice of any shareholders’ meeting shall be given not less than fifteen (15) days prior to the meeting.

Except in the case provided by Section 42 (ii) of these Bylaws, the shareholders’ meeting held to consider the cancellation of registration as a publicly-held corporation or the delisting of the Corporation from the New Market shall be called on not less than thirty (30) days’ notice.

Subject to statutory exceptions in the Corporations Law, the resolutions at shareholders’ meetings will be limited to the order of business stated in the respective notice of call.

The Company shall provide, no later than the date of the first call for all shareholders, materials and documents required for consideration of the matters included on the Agenda

For development work in general meetings, shareholders must present, at least five (5) days in advance, in addition to the identity card, as applicable: (i) the power of attorney with notarized signature of the grantor; and / or (ii) for shareholders in the fungible custody of shares, the statement containing the respective shareholding issued by the financial institution custodian. Subject to this provision, the shareholder attending the General Meeting with the documents proving their status as shareholders may participate and vote in the conclave.

In addition to an identification document, each shareholder shall submit within not less than five (5) days before any shareholders’ meeting, as the case may be: (i) the relevant proxy instrument containing the notarized signature of the person giving the proxy; and/or (ii) so far as concerns shareholders participating in the fungible custody of shares in book-entry form, an statement showing the respective holdings issued by the institution providing custodial services.

In addition to the powers granted by law and these Bylaws, the following powers are vested in the shareholders:

1)   To take action with respect to stock dividends and any stock split and reverse stock split;

2)   To approve stock option plans for directors, officers and employees of the Corporation, as well as for the directors, officers and employees of other companies directly or indirectly controlled by the Corporation;

3)   To take action on the allocation of the profit for the fiscal year and a distribution of dividends, as proposed by the directors and officers;

4)   To take action on the delisting from the New Market (“Novo Mercado”) of the São Paulo Stock Exchange – BM&FBOVESPA (“BM&FBM&FBOVESPA”);

5)   To fix the compensation of the Fiscal Council pursuant to law and these Bylaws;

6)   To take action for cancellation of registration with CVM as a publicly-held corporation, subject to the provisions of Article VII of these Bylaws;

7)    To select the expert firm that will be responsible for preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided for in Article VII of these Bylaws.

Management

General Provisions Applicable to Management

The management of the Corporation is vested in the Board of Directors and the Board of Executive Officers, whose respective authority is granted by law and these Bylaws.

The directors and officers of the Corporation need not post a fidelity bond to cover the discharge of their duties.

The directors and officers of the Corporation will take their offices by signing a statement of incumbency recorded in the proper books and by previously signing the relevant Consent to Appointment referred to in the New Market Listing Regulations.

Any act performed by any director or officer of the Corporation, whereby the Corporation will become liable for obligations arising from business or transactions unrelated to the corporate purposes, are expressly prohibited and will ipso facto be null and void, without prejudice to liability under civil or criminal law, if the case may be, being imposed on anyone who violates this Paragraph.

The term of office of the directors and officers of the Corporation will be extended until their replacement take office.

The shareholders’ meeting will annually fix the aggregate annual compensation of the directors and officers of the Corporation, including any fringe benefits and entertainment allowances, taking into account their responsibilities, the time devoted to their duties, their competence and professional reputation, and the market value of their services. The Board of Directors will have the authority to establish the criteria for allocation of such compensation to each Director and each Executive Officer.

Board of Directors

The Board of Directors is composed of nine (9) to eleven (11) regular members and an equal number of alternates, not less than twenty percent (20%) of whom shall be Independent Directors (as defined in Paragraph One), all such members to be shareholders of the Corporation elected at a shareholders’ meeting for a term of office of two (2) years beginning and ending on the same dates, reelection being permitted.

For the purpose of this Section, an Independent Director means such director as is defined in the New Market Listing Regulations of BM&FBOVESPA and is expressly declared to be such in the minutes of the shareholders’ meeting at which he or she is elected. Upon election of the members of the Board of Directors, the shareholders’ meeting will designate a Chairman and a Vice Chairman, the latter to substitute for the former in his or her disabilities or absences, as well as in case of vacancy.

Where the multiple vote system has not been requested, the members of the Board of Directors will decide by the vote of an absolute majority of its attending members the names of candidates to be placed on the nominating ticket for all offices in the Board. In the event the multiple vote system has been requested, each member of the then acting Board of Directors will be deemed to be a candidate for the Board of Directors.

If the Corporation receives a written request from shareholders wishing that the multiple vote system be adopted as provided by Section 141, Paragraph One of the Corporations Law, the Corporation will communicate the receipt and contents of such request: (i) promptly, by electronic means, to CVM and BM&FBOVESPA; and (ii) by publication of the relevant notice to the shareholders within not more than two (2) days from receiving such request, considering in the computation of such time only the days in which the newspapers usually designated by the Corporation for corporate publications have circulated.

In the event any shareholder wishes to appoint one or more representatives for the Board of Directors who have not recently been members thereof, such shareholder shall notify the Corporation in writing within not less than five (5) days before the shareholders’ meeting at which the Directors will be elected, providing the name, qualifications and complete information on the professional experience of such candidates. Upon receiving notice with respect to one or more candidates for the Board of Directors, the Corporation will communicate the receipt and contents of such notice: (i) promptly, by electronic means, to CVM and BM&FBOVESPA; and (ii) by publication of the relevant notice to the shareholders within not less than three (3) days before the relevant shareholders’ meeting, considering in the computation of such time only the days in which the newspapers usually designated by the Corporation for corporate publications circulate.

If there is a vacancy in the office of a regular member of the Board of Directors, his or her alternate will fill the vacancy. In the event of vacancy in the office of a regular and alternate member of the Board of Directors, the remaining members will designate a replacement, who will serve until the next shareholders’ meeting, at which the shareholders will elect another Director to serve for the unexpired term of office. If more than one third (1/3) of the offices on the Board of Directors shall be vacant at the same time, the shareholders’ meeting will be called within thirty (30) days from such event to elect the substitutes, who will qualify for a term of office to coincide with that of the other Directors.

Each member of the Board of Directors must be of good repute, and a person will not be eligible for election if such person: (i) holds a position with any company that may be deemed to be a competitor of the Corporation; or (ii) has or represents any conflicting interest with respect to the Corporation. In the event any member of the Board of Directors attracts any of the foregoing disqualifications after being appointed, such member shall immediately submit his or her resignation to the Chairman of the Board of Directors. No elected member of the Board of Directors shall participate in any meetings at which action is proposed to be taken on matters with respect to which he or she may have or represent an interest conflicting with the interests of the Corporation, and no such member shall have access to information relating thereto.

The Board of Directors will meet regularly once every month and, specially, whenever required, on call by the Chairman or a majority of the Board members. Minutes of such meetings will be recorded in the proper book.

At any meeting of the Board of Directors a quorum will consist of not less than 2/3 of its members.

Except with respect to the matters set out in Section 19 of these Bylaws, the Board of Directors will act by a majority vote of its members attending a meeting, the Chairman to cast the tie-breaking vote in the event of a tie.

The Board of Directors will have authority:

1)    To direct the conduct of the business of the Corporation;

2)    To elect and remove the executive officers of the Corporation and to establish their duties, subject to the provisions of these Bylaws;

3)    To supervise the performance of the executive officers, to examine at any time the books and papers of the Corporation, and to request information on contracts executed or about to be executed, as well as on any other action;

4)    To call shareholders’ meetings as may be deemed advisable and in the cases prescribed by law;

5)    To approve the management report and the accounts of the Board of Executive Officers;

6)    To allocate among the members of the Board of Directors and the Board of Executive Officers the aggregate annual compensation fixed by the shareholders’ meeting, and to establish the criteria for directors’ and officers’ participation in the profits, subject to the provisions of these Bylaws;

7)    To authorize the Executive Officers to give guarantees and aval to companies controlled by and affiliated with the Corporation, as well as to any third parties, in connection with matters related to the operations of the Corporation;

8)    To authorize the Executive Officers to make any products and personal and real property of the Corporation available to companies controlled by and affiliated with the Corporation to be offered as security for borrowing transactions entered into with financial institutions.

9)    To approve the creation or closing of any branch, agency and other offices and other subordinate corporate facilities anywhere in outside of Brazilian territory (international market) ;

10)  To choose and replace independent auditors proposed by the Fiscal Council;

11)  To propose to the shareholders’ meeting the issue of new shares beyond the limit of authorized capital;

12)  To take action on the acquisition of the Corporation’s own shares for cancellation or to be kept as treasury shares and, in this latter case, to take action on the subsequent disposition thereof;

13)  To take action on the issuance of any commercial paper and other similar securities;

14)  To take action on the issue of shares of stock within the limits of authorized capital, establishing the number, terms of payment, and subscription price of such shares, including premium thereon, and whether or not the shareholders will have preemptive rights or be subject to a shorter period for exercise of such rights, as permitted under applicable regulations;

15)  To approve the preparation of semiannual or other interim balance sheets, and to declare semiannual or other interim dividends out of profits shown in such balance sheets or Retained Earnings or Profit Reserves shown in the latest annual or semiannual balance sheet, as provided by law, and/or to authorize the payment of interest on shareholders’ equity, pursuant to Law No. 9,249/95;

16)  To approve and define in advance the action of the Board of Executive Officers on behalf of the Corporation in its capacity as a shareholder and/or quotaholder of other companies, directing the vote to be cast by the Corporation at any shareholders’ and/or other meetings of the companies in which the Corporation holds an interest, except with respect to operational and non-financial matters;

17)  To submit to the shareholders’ approval a proposal to grant stock options to the directors and officers or employees of the Corporation, or individuals providing services to the Corporation or to a company controlled by the Corporation, within the limits of authorized capital;

18)  To authorize changes in the conditions for trading and issuance of American Depositary Receipts – ADRs;

19)  To create technical or consultative committees without voting powers, aimed at discharging specific duties or carrying out general activities of interest to the Corporation. Such committees may function in the following areas, among others: (i) strategic and financing; (ii) governance and ethics; and (iii) directors’ and officers’ compensation and executive development;

20)  To supervise the performance of the duties of any committees that may be created to assist the Board of Directors, to approve the respective regulations and to consider any opinions and reports submitted by such committees pursuant to the prevailing legislation;

21)  To define the three-name list of firms with expertise in economic valuation of companies, for the purpose of preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided under Section 43 of these Bylaws.

The following actions will require the affirmative vote of two thirds (1/3) of the members of the Board of Directors:

1)      To propose amendments to the Bylaws with respect to the term of duration of the corporation, the corporate purposes, increases or decreases in capital stock, issue of securities, abrogation of preemptive rights for subscription of newly issued shares and other securities, dividends, interest on shareholders’ equity, the powers and authority of the shareholders’ meeting, the organizational structure and duties of the Board of Directors and Board of Executive Officers and the respective voting requirements;

2)      To propose the spin-off, consolidation, merger of or into the Corporation, and the change of the type of the Corporation or any other form of corporate restructuring;

3)      To approve the liquidation, dissolution, appointment of liquidators, bankruptcy or any voluntary acts for the reorganization of the Corporation in or out-of-court and any financial restructuring in connection therewith;

4)      To propose the creation, acquisition, assignment, transfer, disposition and/or encumbrance, in any manner or by any means, of: a) ownership interests and/or any securities held in other companies; b) real properties with a market value of over 0.002% of the shareholders equity of the corporation; and c) any fixed assets representing, alone or in the aggregate, an amount equal to two and one half of one percent (2.5%) or more of the shareholders equity of the Corporation;

5)      To establish limitations on the value, term of duration, or kind of transaction for the borrowing of money and other financing transactions, or any security interests in real or personal property or other forms of guarantee;

6)      To approve expenses to be incurred and any financing transaction in connection with activities relating to soybeans, corn and other inputs not expressly included in the general budget, any hedging transactions in the futures and options markets or otherwise;

7)      To give guarantees, to lend money or provide other financing to any companies controlled by and/or affiliated with the corporation and/or its employees, in excess of the limitations imposed in item 4;

8)      To carry out transactions and business of any nature with shareholders, any persons controlling, controlled by and affiliated therewith, any directors and officers, employees and relatives of any of the foregoing, in excess of the limitations imposed in item 4;

9)      To approve integrated annual and multi-annual general capital budgets (operations budgets, investment budgets, and cash flow budgets) of the Corporation and companies controlled by and affiliated with the Corporation, to establish investment policies and the corporate strategy. The integrated annual general budget shall always be approved on or before the last day of the year preceding the calendar year to which it refers and shall cover the twelve months of the subsequent fiscal year. The budget of the corporation shall, at any time during a given calendar year, cover a minimum period of six (6) months. The implementation and execution of the approved budget will be reviewed on a monthly basis at the regular meetings of the Board of Directors;

10)   To elect the members of the Board of Executive Officers, designating the Chief Executive Officer and his or her substitute in case of disability or absence;

11)   To issue, repurchase, repay and/or redeem shares of stock, debentures, whether convertible or not, warrants and any other securities;

12)   To establish the dividend payment policy;

13)   To approve the assignment, transfer and/or acquisition of any rights in connection with trademarks, patents, production and technology processes.

Board of Executive Officers

The Board of Executive Officers, whose members will be elected and may be removed at any time by the Board of Directors, will be composed of not more than fifteen (15) members elected for a period of two (2) years, being one (1) Chief Executive Officer, one (1) Chief Financial Officer, one (1) Investor Relations Officer, the other Executive Officers to have their designated title and duties as may be proposed by the Chief Executive Officer to the Board of Directors pursuant to Section 21 hereof. All such members shall meet the requirements of Section 22 hereof and may be reelected. At the discretion of the Board of Directors, the Chief Financial Officer may discharge the duties of Investor Relations Officer cumulatively with his or her own duties.

It shall be the duty of:

1) The Chief Executive Officer:

a)   To call and preside over the meetings of the Board of Executive Officers

b)   To represent the Board of Executive Officers at any meetings of the Board of Directors;

c)   To submit to the consideration of the Board of Directors any proposals from the Board of Executive Officers with respect to the investment plan, the organizational structure, qualifications for and duties of any offices or positions, adoption of and amendments to the Internal Regulations and other rules and general operating standards of the Corporation and any companies controlled by and affiliated with the Corporation;

d)   To supervise and direct the conduct of the corporate business and the activities of all other Executive Officers;

e)   To submit the financial statements, operations and investment budgets, the financial plan and cash flow to the Board of Directors;

f)    To propose to the Board of Directors any positions in the Board of Executive Officers with or without a designated title, and the respective candidates to discharge specific duties as he or she deems necessary.

2) The Chief Financial Officer:

a)   To prepare, in conjunction with the other executive officers and under the coordination of the Chief Executive Officer, budgets to be submitted for approval to the Board of Directors, and to control the implementation of these budgets, especially with respect to cash flow management;

b)   To direct the implementation of the economic and financial policy, supervising the economic and financial activities as determined by the Board of Directors; to organize and coordinate the information system required for his or her activities, and to supervise all controllership activities.

3) The Investor Relations Officer:

a)   To represent the Corporation before the Brazilian Securities Commission (“CVM”) and all other entities in the securities market and financial institutions, as well as any Brazilian or foreign regulatory authorities and stock exchanges on which the securities of the Corporation are listed, and to cause any regulations applicable to the Corporation to be complied with in regard to registration with the CVM and any regulatory authorities and stock exchanges on which the securities of the Corporation are listed, and to manage the investors relations policy;

b)   To monitor compliance with the obligations under Article VII of these Bylaws by the shareholders of the Corporation and to submit to the shareholders’ meeting and/or the Board of Directors, when requested, his or her conclusions, reports and actions taken.

4) The other Executive Officers, whose title will be designated by the Board of Directors based on a proposal from the Chief Executive Officer:

a)   To direct, coordinate and supervise specific activities under their responsibility;

b)   To discharge specific duties as may be assigned to them by resolution of the Chief Executive Officer.

The members of the Board of Executive Officers will be elected by the Board of Directors, who may choose from among candidates previously selected by the Chief Executive Officer. For such purpose, the Chief Executive Officer will send to the Board of Directors a copy of the résumé of each candidate, together with the proposed terms of his or her employment and all other information necessary as evidence of the qualifications required by the Sole Paragraph of this Section.

The Board, within the limits set by law and by these Bylaws, is invested with general powers of management, enabling the practice of all acts necessary for the smooth functioning of the Company, with a view to achieving its corporate objectives.

The Board of Executive Officers will be composed solely of professionals having demonstrable technical knowledge acquired in courses or in the exercise of activities consistent with the position for which they have been proposed.

Subject to the limitations imposed by law and these Bylaws, general management powers are vested in the Board of Executive Officers to take all action necessary for the regular operation of the Corporation with a view to attaining the corporate purposes.

Any two (2) members of the Board of Executive Officers acting together, in or out of court, will have powers to perform any lawful acts and bind the Corporation in any matters affecting its rights and obligations, except that the acquisition, assignment, transfer, disposition and/or encumbrance, in any manner or by any means, of the following items shall be performed exclusively by the Chief Executive Officer, or his or her substitute acting together with another member of the Board of Executive Officers:

a)   any ownership interests in and/or other securities of any companies;

b) properties of any value and fixed assets, when it is exclusively the competence of the CEO, or his replacement in conjunction with another Board member.

Subject to the limitations and restrictions contained in the leading sentence of this Section and any other limitations and restrictions determined by the Board of Directors, any two members of the Board of Executive Officers may appoint attorneys-in-fact with specific powers to act on behalf of the Corporation, by proper instruments, which, except where given for in-court representation, shall be valid until December 31 of each year.

The Board of Executive Officers will meet whenever necessary, and minutes of such meetings will be recorded in the proper book.

The Board of Executive Officers will act by a majority vote, the Chief Executive Officer or his or her substitute to cast the tie-breaking vote.

A quorum at any meetings of the Board of Executive Officers will consist of not less than two thirds (2/3) of its members, the Chief Executive Officer or his or her substitute to be always present at such meetings.

In the event of absence or temporary disability, the Executive Officers will substitute for one another, as directed by the Chief Executive Officer. In case of a vacancy, the Board of Directors will, within thirty (30) days, designate a person to fill the vacancy, whose term of office will coincide with that of the other Executive Officers.

Fiscal Council

The Corporation will have a Fiscal Council functioning on a permanent basis, composed of three regular members and an equal number of alternates, with the duties, powers and compensation prescribed by law.

The members of the Fiscal Council will take their offices by signing a statement of incumbency in the proper book and by previously signing the relevant Consent to Appointment referred to in the New Market Listing Regulations.

The Fiscal Council will hold regular meetings every month and special meetings whenever necessary, and minutes of such meetings will be recorded in the proper book.

In addition to the duties provided in the Brazilian legislation, the Fiscal Council will discharge the functions of an Audit Committee, in accordance with the rules issued by the U.S. Securities and Exchange Commission – SEC and the Regulations of the Fiscal Council.

Compliance with the requirements of applicable legislation, the provisions of these Bylaws and the Regulations of the Fiscal Council is required for the full discharge of the functions of the Fiscal Council.

At least one member of the Fiscal Council shall have a demonstrable knowledge of the accounting, audit and financial areas, such that he or she may be characterized as an expert in finance.

The members of the Fiscal Council will be subject to the same obligations and prohibitions imposed by law and these Bylaws on the directors and officers of the Corporation.

The members of the Fiscal Council may only be members of the Board of Directors, Fiscal Council or Audit Committee of two more companies only in addition to the Corporation.

In the event of vacancy in the office any regular member of the Fiscal Council, the respective alternate will fill the vacancy. If there is a vacancy in the office of a regular member and the respective alternate, the shareholders’ meeting will be called to elect a member to fill the vacancy.

The activities of the Fiscal Council will be governed by prevailing and applicable legislation, these Bylaws and the Regulations of the Fiscal Council, as approved by the Board of Directors of the Corporation, who will provide for the powers, functioning and other matters concerning the aforesaid bodies.

Comittees

Objectives

The Board of Directors in the exercise of his powers established in the Bylaws shall act for the creation of committees to advise the Board in making decisions that require study and analysis of specific and detailed interest of the Company to permit and provide continuity and add value to business Company, approving the present Rules.

Sole paragraph - shall be established the following committees:

a) - Governance Committee, Sustainability and Strategy;

b) - Committee on Finance and Risk Policy;

c) - Compensation Committee of Directors and Executive Development.

Chapter II - Powers, Duties and Responsibilities

The Committees are not deliberative in character, having no power of decision. The meetings will have a secretary to assist the work of the Committee.

Committees are responsible for, when requested by the Board, issue analysis and opinions on the issues relevant to matters concerning:

Governance Committee, Sustainability and Strategy

I - the corporate governance practices of the Company: code of ethics, policy disclosures and stock trading;

II - the Company's strategies;

III - the Guidelines and strategic planning;

IV - the budgets and multi-annual investment of the Company;

V - the investment opportunities and / or divestitures, new business, mergers, divisions and acquisitions;

VI-management system, and

VII - the political and institutional responsibility activities and socio-environment of the Company;

VIII - to monitoring the work of the Audit Committee and the Disclosure Committee and Internal Controls Sarbanes Oxley, in compliance with the law laid down by the SEC - Securities Exchange Commission.

Finance Committee and Political Risk

I - the policies of corporate and financial risks;

II - the policies of raising funds;

III-systems internal controls and financial statements of the Company;

IV - the return of investors, and

V - the appropriate capital structure of the Company.

Compensation Committee of Directors and Executive Development

I - to monitor the implementation of human resources policy of the company;

II - the criteria for remuneration of Executive Directors, including the Incentive Plans Short and Long Term;

III - the goals and criteria for evaluating performance of the Executive Board;

V - to monitor the succession plan of the Executive Board;

Composition

The appointments of members of committees would coincide with the appointment of members of the Board. There may be renewed at the discretion of members of the Board.

Sole Paragraph - In case of replacement of members, whether by resignation or decision of the Board, the termination of the mandate of the new integral will coincide in the same way, with the other members.

The appointment of members of the Committee held the first meeting after the election of the Board by the General Assembly of Shareholders.

The Governance Committee, Sustainability and Strategy will consist of up to 04 (four) members who shall be members of the Board and a member of the Executive Directors of the Company.

The Committee on Finance and Risk Policy shall be composed of up to 04 (four) members, who are members of the Board and may be the CEO or CFO of the Company.

The Compensation Committee of Directors and Executive Development will consist of up to 04 (four) members, who are members of the Board.

The Committees will be composed of at least one professional market. Members of the market should have proven expertise in the field of competence of each of the committees. Each committee will have a coordinator, who must be a member of the Board, chosen by the Board of Directors of the Company.

The external members of the Committees, when appropriate, should have a solid reputation and cannot be elected to those who (i) occupy positions in companies that may be considered competitors of the Company, or (ii) have or represent conflicting interests with the Company.

The Advisory Committee members, not administrators of the Company, sign the Terms of Accession to the Code of Ethics and Policy on Disclosure of Information and Trading of Shares of the Company, being responsible for complying with the rules and confidentiality agreement and other covenants required to perform the function.

12.1 Describe the administrative structure of the issuer, as defined in its charter and bylaws.

c. Mechanisms for evaluating performance of each agency or committee

Statutory Board: Members are evaluated individually, only. In the absence of formal instrument performance evaluation of the Board, in a joint.

e. Mechanisms for evaluating performance of members of the board, committees and board of directors

Council members as the Committees of the Board and Executive have a formal assessment tool individual performance, including 360-degree assessment and addressing issues related to sustainability.

12.2. Rules, policies and practices related to the general meetings

a. call notices

Meetings of the shareholders, called and convened as prescribed by law and these Bylaws, will be held annually within the first four months after the end of each fiscal year, and especially, whenever the interests and business of the Corporation require action by the shareholders.

The first notice of any shareholders’ meeting shall be given not less than fifteen (15) days prior to the meeting.

Except in the case provided by Section 42 (ii) of these Bylaws, the shareholders’ meeting held to consider the cancellation of registration as a publicly-held corporation or the delisting of the Corporation from the New Market shall be called on not less than thirty (30) days’ notice.

At the General Meetings, shareholders shall present, at least five (5) days in advance, in addition to the identity card, as applicable: (i) the power of attorney with notarized signature of the grantor, and / or (ii) for shareholders in the fungible custody of shares, the statement containing the respective shareholding issued by the financial institution custodian. Subject to this provision, the shareholder attending the General Meeting with the documents proving their status as shareholders may participate and vote in the conclave.

b. matters to vote

The proceedings at shareholders’ meetings will be directed by the Chairman of the Board of Directors or, in his or her absence, by the Vice Chairman, who will designate the secretary of the meeting. In the event of absence or temporary disability of the Chairman and Vice Chairman of the Board of Directors, the shareholders’ meeting will be presided over by their respective alternates or, in the absence or disability of such alternates, by a Director specially designated by the Chairman of the Board of Directors.

The shareholders’ meeting will have the powers defined by law and, subject to exceptions set forth in law and in these Bylaws, the shareholders will act by an absolute majority of the affirmative votes cast at the meeting by any system adopted by the chair and secretary.

In addition to the powers granted by law and these Bylaws, the following powers are vested in the shareholders:

1) To take action with respect to stock dividends and any stock split and reverse stock split;

2) To approve stock option plans for directors, officers and employees of the Corporation, as well as for the directors, officers and employees of other companies directly or indirectly controlled by the Corporation;

3) To take action on the allocation of the profit for the fiscal year and a distribution of dividends, as proposed by the directors and officers;

4) To take action on the delisting from the New Market (“Novo Mercado”) of the São Paulo Stock Exchange – BM&FBOVESPA (“BM&FBOVESPA”);

5) To fix the compensation of the Fiscal Council pursuant to law and these Bylaws;

6) To take action for cancellation of registration with CVM as a publicly-held corporation, subject to the provisions of Article VII of these Bylaws;

7) To select the expert firm that will be responsible for preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided for in Article VII of these Bylaws.

Despite the spraying of their capital, the assemblies are made of BRF in the presence of more than 70% and stakeholder participation is stimulated by direct approach to investors, as well as the availability of the reference manual, which are explained in detail the reason for the meeting the importance of the presence, in addition to general guidance on the process.

c. addresses (physical or electronic) where the documents related to the general meeting will be at the disposal of the shareholders for analysis

The documents referred to herein are available for the shareholders at the BRF – Brasil Foods website (www.brf-br.com/ir). Copy of such material is also available at the websites of the Brazilian Security and Exchange Commission (www.cvm.gov.br) and the Stock Exchange of São Paulo (www.bmfbovespa.com.br), from the date hereof. The shareholders intending to consult and check the documents at the head offices of the Company must schedule a date and time with the department of Investor Relations (Telephones +55 (11) 2322-5061 / 5048 / 5050 / 5049 / 5051 / 5037).

d. identification and management of conflict of interests

The Corporation, its shareholders, directors and officers and members of the Fiscal Council agree that any disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of, any violation of the provisions of the New Market Participation Agreement, New Market Listing Regulations, these Bylaws, any shareholders’ agreements on file at the registered office of the Corporation, the provisions of the Corporations Law, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil or CVM, the regulations of BM&FBOVESPA and any other rules governing the securities market generally, and the Rules of the Capital Market Arbitration Chamber will be settled by an arbitration conducted in accordance with the Rules of the Market Arbitration Chamber.

e. request of proxy by management for the exercise of the voting right

The Company conducts public claim of attorney at the time of submission of its Ordinary and Extraordinary General Shareholders Meeting Manual, which contains instructions for participation in the Shareholders’ Meeting (E/OGSM), and the power of attorney. Thus, investors can ensure participation in the Meetings and if they wish, vote for, against or abstain from voting on matters to be deliberated.

f. formalities necessary for acceptance of proxy instruments granted by shareholders, indicating whether grantor admits proxies granted by electronic means

Legitimization and representation of shareholders at the general meetings

Shareholders

Individual Shareholder

▪    ID Card with picture;

▪    Statement including the respective shareholding interest, issued by the custodian bank.

Corporate Shareholders

▪    Notarized copy of the latest Bylaws or consolidated articles of association, and of the corporate documentation granting powers of attorney (e.g.: minutes of the election of officers);

▪    Identification Document from the legal representative(s) with picture;

▪    Statement including the respective shareholding interest, issued by the custodian bank.

Shareholders Represented by Power of Attorney

▪    In addition to the abovementioned documents, a notarized power of attorney, which must have been granted in less than 1 year to an attorney who must be a shareholder, manager of the company or lawyer; and

▪    Attorney's Identification Document with picture.

PS: The corporate documentation must confirm the authority of the legal representative(s) that granted the power of attorney in the name of the corporate shareholder.

Foreign Shareholders

Foreign shareholders must present the same documentation as the Brazilian shareholders, except for the fact that corporate documents of the corporate shareholders and the proxies must be notarized and consularization.

Holders of American Depositary Shares – ADRs

ADRs holders will be represented by The Bank of New York Mellon, as the depository institution, pursuant to the terms of the “Deposit Agreement” signed with BRF – Brasil Foods S.A.

In the last Meeting was held, BRF had the participation of over 67% of its shareholders, a great number, considering their diffuse control. In all Shareholders’ Meetings, the Company informs its shareholders and legal representatives about the availability of a power of attorney and provides a link to your website.

Online Meetings - electronic voting tool. Investors are advised by the Brazilian Securities Commission (CVM), sending e-mail to the registered shareholders, newspapers and websites. The Brazil Foods emphasizes in its documents the availability of a power of attorney and notes that the IR area is available for possible guidance on the proxies.

Address for delivery of documents or for communication with the Company Investor Relations – Rua Hungria, 1.400, 01455-000, São Paulo – SP - Phone: 55 11 2322 5052 / Fax: 55 11 2322 5747 / E-mail: acoes@brf-br.com / www.brf-br.com/ir

g. maintenance of forums and pages in the Internet directed to receive and share the shareholders’ comments on the subjects covered at the meetings

The Company has a website hosted on the worldwide computer network through which it receives feedback from shareholders, including on the agendas of meetings. Following address: www.brf-br.com/ir

h. live and/or audio transmission of the meetings

The Shareholders’ Meetings, are broadcasted via streaming video system, open to investors who preferred to participate in this way.

i. mechanisms intended to allow the inclusion of shareholders’ proposals in the agenda

Shareholders’ Meeting may only discuss matters listed on the agenda of the relevant notice of summons, with the exceptions provided for in the Corporations Law. However, investors have a channel of communication with management, through the investor relations website: www.brf-br.com/ir, where investors can enter their proposals to be evaluated.

12.4. Rules, policies and practices about the board of directors

a. frequency of meetings

The Board of Directors will meet regularly once every month and, specially, whenever required, on call by the Chairman or a majority of the Board members. Minutes of such meetings will be recorded in the proper book.

At any meeting of the Board of Directors a quorum will consist of not less than 2/3  of its members.

b. shareholder agreement provisions establishing restriction or dependence to the exercise of the voting right of board members, if applicable

No elected member of the Board of Directors shall participate in any meetings at which action is proposed to be taken on matters with respect to which he or she may have or represent an interest conflicting with the interests of the Corporation, and no such member shall have access to information relating thereto.

c. rules for identification and management of conflicts of interest

The Corporation, its shareholders, directors and officers and members of the Fiscal Council agree that any disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of, any violation of the provisions of the New Market Participation Agreement, New Market Listing Regulations, these Bylaws, any shareholders’ agreements on file at the registered office of the Corporation, the provisions of the Corporations Law, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil or CVM, the regulations of BM&FBOVESPA and any other rules governing the securities market generally, and the Rules of the Capital Market Arbitration Chamber will be settled by an arbitration conducted in accordance with the Rules of the Market Arbitration Chamber.

12.5. Description of the commitment clause to settle disputes through arbitration

According to section 46 of the By Law, the Corporation, its shareholders, directors and officers and members of the Fiscal Council agree that any disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of, any violation of the provisions of the New Market Participation Agreement, New Market Listing Regulations, these Bylaws, any shareholders’ agreements on file at the registered office of the Corporation, the provisions of the Corporations Law, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil or CVM, the regulations of BM&FBOVESPA and any other rules governing the securities market generally, and the Rules of the Capital Market Arbitration Chamber will be settled by an arbitration conducted in accordance with the Rules of the Market Arbitration Chamber.

12. GENERAL MEETING AND MANAGEMENT

Board of Directors

Attachment 24, items 12.6 to 12.10, according to CVM Instruction nº 480

Resumes of candidates for the Board - Members and alternates:

Abilio Diniz: He graduated in Business Administration from the Getulio Vargas Foundation and was attended Columbia University in New York and the University of Dayton in Ohio. His professional career was entirely devoted to Grupo Pao de Acucar, since the first activities as a sales manager, to the position he currently holds. As Executive Chairman, he was responsible for implementing the policies of corporate governance and professionalization of the Group. He is a member of the Board of Groupe Casino. Mr. Abilio Diniz was one of the founders of the Paulista Association of Supermarkets (APAS) and ABRAS. It was also, for about 10 years, member of the Brazilian National Monetary Council. Member of the Economic and Social Development of the Federal Government. (independent member)

Eduardo Rossi (alternate): Business Administration from Fundação Getúlio Vargas and Master with honors from Columbia University in New York. Founding partner of Aria Consulting LTD, through which performed the following activities: Responsible for financial strategy Ricardo Brennand Group and the controlling family of the same from 2004 to 2010. Besides investments, was responsible for risk management, and long-term planning group. Since April 2010, responsible for the strategic management of the Peninsula and the business of the controlling family. Responsible for the structuring and implementation of global investments, including stakes relevant. Management of real estate assets in the group, tax planning, family governance and corporate. Advises shareholders in major strategic decisions of the group. Member of the board of the NGO Child Safe and Institute Peninsula. (alternate member Independent)

Sérgio Rosa: Journalist graduated from the School of Communication and Arts at USP. Mr. Sergio chaired the Board of Directors of Companhia Vale SA between 2003 and 2010. In the same period, President of Valepar SA Litel and also held the Presidency of 521 Holdings, and was a member of the Board of Directors of Brazil Telecom SA was Investment Director of ABRAPP; member of the Economic and Social Development (CDES); Founder and Member of the Board of PRI (Principles for Responsible Investment Program, established by the UN). He served as Director of the Bank Employees Union, President of the National Confederation of Bank Treasury and Latin American Confederation of Bank Employees. Held mandate Alderman in the city of São Paulo between 1994 and 1996. He is currently a member of the Board of Directors of America Latina Logistica S.A. (Independent member)

Heloisa Helena Silva de Oliveira (alternate): Economist with specialization in Corporate Governance at the University of São Paulo. He began his career at the Bank of Brazil to reach the position of Executive Director at the Directorate of Government. Statutory was Director of Banco Popular in Brazil - a subsidiary of the Bank of Brazil, was President of the Bank of Brazil Foundation and currently CEO of Abrinq - Save the Children. He has extensive experience on boards of directors and Tax. (Alternate member)

Paulo Assunção de Sousa: Bachelor of Laws from the University of São Paulo. Director of Administration PREVI-Welfare Fund for Employees of Banco do Brazil since 2010. Former President of Brasilcap-Capitalization SA and Ex-Director of Bank Workers Union of São Paulo. Mr. Paul also has extensive experience on boards of directors of several companies, including the Bank of Brazil, Usiminas and Neoenergia.

Mauro José Periotto (alternate): Graduated in Law from the Dom Bosco Catholic University and an MBA in Audit USP FIPECAFI. Extensive experience in the financial market, operating for twenty-nine years in people management, business services and logistics, and deployment of operating systems, development and corporate training and internal audit in various regions of the country. Four years of work in the accounting department, the conduct of its own services and control tax and labor. Strategic vision, developed capacity of analysis, decision-making posture and negotiation skills. (Alternate member Independent)

Décio da Silva: Mechanical Engineer with a postgraduate degree in Business Administration. Was CEO, production manager, regional director and head of sales companies Weg. He is currently Chairman of the board of directors of companies Weg, Oxford Porcelanas SA and Member of the Board of Directors of BRF - Brazil Foods SA, Iochpe-Maxion SA, TECSIS Technology and Advanced Systems SA and Tiger - Pipes and Fittings. (Independent member)

Sergio Schwtarz (alternate): Specialist and Managerial Accountant, with an MBA in Logistics entrepreneurs. Mr. Sergio has a career dedicated to Weg SA Group, is currently Vice President and CFO, having gone through several Boards. (Alternate member Independent)

Paulo Assunção de Sousa: Bachelor of Law from the University of São Paulo. Former President of Brasilcap-Cap SA and Former Director of the Syndicate of Sao Paulo Bank, Mr. Paul has great experience in Boards of Directors in several companies, including Usiminas.

Luis Carlos Fernandes Afonso:  Economist, master’s degree in Economics and a postgraduate degree in environmental and economic development.  He is the current President of Fundação Petrobras de Seguridade Social – Petros. Director of Bonaire Participações S.A. Board member of BRF - Brasil Foods S.A., Iguatemi and Romi.He was Finance Secretary for the city governments of São Paulo, Campinas and Santo André, and is currently Finance and Investment Director of Petros (Petrobras pension fund). He is a member of the Board of Directors of BRF Brasil Foods S.A.

Manuela Cristina Lemos Marçal (Alternate): Economist at the Federal University of Rio de Janeiro, with a postgraduate degree in Corporate Finance and Capital Markets. Was Manager of Market Analysis, and is currently the Executive Manager of Equity Transactions in Petros. It also has experience in the Investment Committees.

Carlos Fernando Costa: Graduated in Math, with specialization in Financial Management from the Methodist University of São Paulo and Administration from the University Iberoamericana, Mr. Carlos is CFO and Investment and Executive Manager Investment Planning and Market Operations of Petrobras Social Security Foundation - Petros. Has participation in various committees of Petros, and Coordinator of the Technical Committee of the National Investment Abrapp. Mr. Carlos also has great experience in the Board of Directors.

Helena Kerr do Amaral (alternate): Graduated in Business Administration, Master in Public Administration and Urban Planning at the Fundação Getúlio Vargas, a specialist in Human Resource Management in Human Resources Agency of the Japanese Government and Public Sector Economics at George Washington University, PhD in Economics , Institute of Economics, State University of Campinas. Executive Manager of Strategic Planning Petros. Managing public for 33 years, he held senior management positions at the municipal, state and federal government. He is a member of the Board of Directors of CPFL Energia. He was a member of the Board of Directors of AES Eletropaulo, the joint administration of the Special Agency for Industrial Financing - FINAME / BNDES, FINEP's Board of Directors and the Board of Directors of CTEEP.

Luiz Fernando Furlan: Graduated in Chemical Engineering and Business Administration, with specialization in Financial Management. He was Minister for Development, Industry and Foreign Trade in the federal government from 2003 to 2007. At Sadia, he was Chairman of the Board of Directors from 1993 to 2002, having previously held the position of Investor Relations Officer, Executive Vice President and Vice Chairman of the Board of Directors. In 2008, he resumed his post as Chairman of the Board of Sadia until 2009, when he was elected Co-Chairman of the Board of Directors of BRF - Brasil Foods S.A. from 2009 to 2011. He currently sits on the boards of Telefônica S.A. (Spain),Telefonica-Vivo S/A (Brazil), AGCO (US), Amil (Brazil) as well as being a member of the Global Advisory Board of Panasonic (Japan) and the International Advisory Board of Walmart (US).

Roberto Faldini (alternate): Business Administrator, graduating from EAESP – Fundação Getulio Vargas - FGV, with specialization in Advanced Management from the Fundação Dom Cabral and the INSEAD Business School, France; in Entrepreneurship from the Babson College; in Corporate Governance. He was Co-founder of the Brazilian Corporate Governance Institute - IBGC and an Associate Member of IBEF–Brazilian Institute of Financial Executives and the IEF–Family Company Institute. He was an Executive Officer, Shareholder and Member of the Board of Directors of Metal Leve S.A. and Chairman of the CVM–Brazilian Securities and Exchange Commission in 1992. (Alternate Independent member)

Manoel Cordeiro Silva Filho: He is a graduate in Business Administration and has a postgraduate degree in Economic Engineering and an MBA in Finance. He was Investment and Finance Director at Fundação Vale do Rio Doce de Seguridade Social-VALIA (Vale pension fund) and Coordinator of the National Investments Committee -ABRAPP. He is a member of the Board of Directors of BRF Brasil Foods S.A. (Independent member)

Mauricio da Rocha Wanderley (alternate): An economist with an MBA for Executives in Finance IBMEC. 16 years of experience in the area of capital markets, investment analysis, business valuation, business opportunities, evaluating market risk and credit investments. Acts with the Board of Directors of the companies: Grant Metroviária of Rio de Janeiro SA (Metro Rio); Marlin Holdings SA; Rent Equipment Oil Company. (Alternate Independent member)

Walter Fontana Filho: Economist, with a post graduation degree in Economics with specialization in Marketing Administration from the FGV. Member of the Board of Directors of the newspaper ‘O Estado de São Paulo’ since 1999, Member of the Board of Directors of ALGAR - Algar S.A. Empreendimentos e Participações since 2005, Member of the Board of Directors of WTorre Empreendimentos Imobiliários S.A. since 2007. He was Chairman of the Board and Chief Executive Officer of Sadia S.A.

Eduardo Fontana d Ávila (alternate): Civil Engineer, graduated at Mackenzie University and Postgraduate in Business Administration at Fundação Getúlio Vargas. Vice President of Board of Directors of Sadia S.A. Develop his carrier at Sadia, since February of 1977, always directed for production activities. Mr. D Ávila is member of Board of Diretor of Cremer S.A. (Alternate Independent member)

José Carlos Reis de Magalhães: He graduated in Business Administration from Fundação Getúlio Vargas. He is founder and Chairman Board of Tarpon. Moreover, José Carlos serves on the Board of BRF and Acqua Cia. He is also director of investments in subsidiary Tarpon Management Resources SA Previously, José Carlos was a portfolio manager at Equity Bank / Salomon Brothers, he worked as an associate at JP Morgan / Chase and as an analyst at GP Investments. (Independent member)

Daniel Cavalcante Arduini Arruda (alternate): Business Administrator formed by Fundação Armando Álvares Penteado of Sao Paulo (FAAP). He joined Tarpon Investimentos in 2006 and is currently the coordinator of the investment team scholarship. Mr. Alvarez is a member of the Board of Celesc, Omega Energy and Springs Global. (Alternate member Independent)

Pedro de Andrade Faria: Business Administration from Fundacao Getulio Vargas in São Paulo, and an MBA from the University of Chicago. Mr. Peter is a member of the Board of Directors of Tarpon. Additionally, he was elected as President and Director of Investor Relations at Tarpon. In addition, a member of the board of BRF, Cremer SA, Omega Renewable Energy SA, AGV Holding SA, Rosa Morena Clothing Industry and Trade SA, Cia Acqua, and Arezzo. Mr. Faria was CFO / IR of Brasilagro since its inception until February 2007. Before joining Tarpon, was associate director of the Homeland Investment, responsible for monitoring private equity portfolio. He also worked at Chase Manhattan Bank and Equity / Salomon Brothers. Pedro Faria has not suffered any kind of conviction. (Independent member)

Fernando Shayer (alternate): Economics from the University of São Paulo (USP) and in Law from the Pontifical Catholic University of São Paulo (PUC), as well as a Master of Laws (LL.M) from Columbia University in New York. Mr. Fernando is responsible for deal structuring and monitoring of investee companies, also doing part of the Investment Committee at Tarpon. Previously, he was a partner at the law firm Machado, Meyer, and Sendacz Opice Lawyers. It was an international lawyer in Skadden, Arps, Slate, Meagher and Flom LLP in New York, and Banco CCF in Brazil. Exerts adviser in business administration Omega Renewable Energy SA, the Company and Acqua Rosa Morena Clothing Industry and Trade SA (alternate member Independent)

Board candidates:

Abilio Diniz

75 years, Business Administrator, CPF 001.454.918-20, nominated for Presidency of the Board for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. Mr. Abilio never exercised any office in the BRF. Mr. Diniz was not indicated by a controller. (Independent member).

Main professional experiences over the last 5 years

Company: Companhia Brasileira de Distribuição

Position: Chairman of Board of Directors

Functions of the office: Chairman of the Board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, the Chairman shall preside at meetings of the Board and General Meetings.

Company's core business: Retail Trade.

Company: Wikes Participações S.A.

Position: Chairman of Board of Directors

Functions of the office: Chairman of the Board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, where is the Vice Chairman of the Board attend the meetings.

Company's core business: Retail Trade.

Companies in the group of shareholders with direct or indirect interest equal to or exceeding 5% of the same class or kind of securities:

- Controlling: diffuse control

- Other: diffuse control

Management positions that are or have in public companies

Company: Companhia Brasileira de Distribuição

Position: Chairman of Board of Directors

Period: since 2003

Company: Wikes Participações SA

Position: Chairman of Board of Directors

Period: since 2006

Inform the existence of marital relationship, marriage or kinship between second degree:

a. issuer's management

Nothing to declare.

b. (I) Directors of the Issuer and (ii) managers of, directly or indirectly, the issuer

Nothing to declare.

c. (I) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect parent of the Issuer

Nothing to declare.

d. (I) Directors of the Issuer and (ii) directors of the companies direct or indirect parent of the Issuer

Nothing to declare.

Report relations of subordination, rendering services or control maintained over the past 3 years, between the issuer and administrators:

a. company controlled directly or indirectly by the issuer

Nothing to declare.

b. direct or indirect parent of the Issuer

Nothing to declare.

c. If relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people

Nothing to declare.

Any criminal conviction, any conviction in CVM administrative proceedings and penalties imposed, any final conviction, the judicial or administrative levels that have suspended or disqualified to practice an occupation or commercial: No.

Eduardo Rossi

64, Engineer, CPF 534.698.608-15, Substitute of the Board of Directors for election at the OEGM April 29, 2011, to serve until the OEGM of 2013. It is an alternate member of the Board since April 30, 2009. Also has the position of Member of the Senior Advisory Board. Mr. Wang was not indicated by a controller. (Alternate member Independent).

Main professional experiences over the last 5 years

Company: Fibria S.A. (formerly Votorantim Pulp and Aracruz Cellulose)

Position: Member of Board of Directors

Functions of the office: Member of the Board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, it is the counselor attend meetings of the board.

Main activity of the company: Forest products.

Company: BRF - Brazil Foods SA

Title: Advisory Board

Functions of the office: Member of the Advisory Board. In addition to the duties of the Advisory Council on the Status of Society, where is the advisor attend meetings of the board.

Main activity of the company: Production and Processing Production and Food Processing .

Companies in the group of shareholders with direct or indirect interest equal to or exceeding 5% of the same class or kind of securities:

- Controlling: diffuse control

- Other: diffuse control

Management positions that are or have in public companies

Company: Perdigão SA

Position: Member of Board of Directors

Period: 1994 to 2007 - Vice Chairman of Finance, Controlling and Investor Relations

Company: Fibria S.A. (formerly Votorantim Pulp and Aracruz Cellulose)

Position: Member of Board of Directors

Period: Since 2008 - Director of Risk Management of Votorantim Participações; Since 2009 - Board of Directors of Aracruz Cellulose SA;

Company: BRF - Brazil Foods SA

Title: Advisory Board

Period: Since 2008 - Senior Advisory Board of Perdigão SA

Inform the existence of marital relationship, marriage or kinship between second degree:

a.issuer's management

Nothing to declare.

b. (I) Directors of the Issuer and (ii) managers of, directly or indirectly, the issuer

Nothing to declare.

c. (I) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect parent of the Issuer

Nothing to declare.

d. (I) Directors of the Issuer and (ii) directors of the companies direct or indirect parent of the Issuer

Nothing to declare.

Report relations of subordination, rendering services or control maintained over the past 3 years, between the issuer and administrators:

a. company controlled directly or indirectly by the issuer

Nothing to declare.

b. direct or indirect parent of the Issuer

Nothing to declare.

c. If relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people

Nothing to declare.

Any criminal conviction, any conviction in CVM administrative proceedings and penalties imposed, any final conviction, the judicial or administrative levels that have suspended or disqualified to practice an occupation or commercial: No.

Sérgio Rosa

53, Journalist, CPF 003580198-00, nominated as Vice Chairman of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. Currently a member of the Board of Directors of America Latina Logistica S. A. Never has held senior at BRF. Mr. Sergio was nominated by PREVI - Employees Pension Fund of the Banco do Brasil.

Main professional experiences over the last 5 years

Company: Vale S.A.

Position: Chairman of Board of Directors

Functions of the office: Chairman. Duties of the Board of Directors established by law and the Company Statute, where is the advisor attend meetings of the board.

Main activity of the company: Mining.

Company: Valepar S.A.

Position: Chairman of Board of Directors

Functions of the office: Chairman. In addition to the powers of the Board Company Statute, the Chairman shall preside at meetings of the Board and participate in General Meetings.

Main activity of the company: A company whose objective is to participate as a shareholder of Companhia Vale do Rio Doce.

Company: Brasilprev Insurance and Pensions

Position: Chairman of Board of Directors

Functions of the office: Chairman. In addition to the powers of the Board Company Statute, the Chairman shall preside at meetings of the Board and participate in General Meetings.

Main activity of the company: The best solutions for capitalization, contributing to the realization of dreams and projects for customers and partners.

Company: FENAPREVI

Position: Vice-Chairman of the Board of Directors

Functions of the office: Deputy Chairman. In addition to the powers of the Board Company Statute, the Chairman shall preside at meetings of the Board and participate in General Meetings.

Main activity of the company: The National Federation of Private Pension and Life.

Company: Brasil Telecom SA

Position: Member of Board of Directors

Functions of the office: Chairman. In addition to the powers of the Board Company Statute, the Chairman shall preside at meetings of the Board and participate in General Meetings.

Main activity of the company: Telecommunications

Companies in the group of shareholders with direct or indirect interest equal to or exceeding 5% of the same class or kind of securities:

- Controlling: diffuse control

- Other: diffuse control

Management positions that are or have in public companies

Company: Vale S.A.

Position: Chairman of the Board of Directors Member

Period: 2003 to 2010

Company: Valepar S.A.

Position: Chairman of the Board of Directors Member

Period: 2003 to 2010

Company: Insurance and Pension Brasilprev

Position: Chairman of Board of Directors

Period: 2010 to 2012

Company: FENAPREVI

Position: Vice-Chairman of the Board of Directors

Period: 2010 to 2012

Company: Brasil Telecom S.A.

Position: Member of Board Member

Period: and 2003 to 2010

Inform the existence of marital relationship, marriage or kinship between second degree:

a. issuer's management

Nothing to declare.

b. (I) Directors of the Issuer and (ii) managers of, directly or indirectly, the issuer

Nothing to declare.

c. (I) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect parent of the Issuer

Nothing to declare.

d. (I) Directors of the Issuer and (ii) directors of the companies direct or indirect parent of the Issuer

Nothing to declare.

Report relations of subordination, rendering services or control maintained over the past 3 years, between the issuer and administrators:

a. company controlled directly or indirectly by the issuer

Nothing to declare.

b. direct or indirect parent of the Issuer

 Nothing to declare.

c. If relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people

Nothing to declare.

Any criminal conviction, any conviction in CVM administrative proceedings and penalties imposed, any final conviction, the judicial or administrative levels that have suspended or disqualified to practice an occupation or commercial: No.

Heloisa Helena Silvia de Oliveira

57, Economist, CPF 356.627.517-49, indicated as an alternate member of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. Ms. Paige is a member of the Board and the Governance Committee, Sustainability Strategy and BRF. Mrs. Heloisa was indicated by PREVI - Employees Pension Fund of the Bank of Brazil. (Alternate member independent).

Main professional experiences over the last 5 years

Company: Abrinq

Title: Executive Administrator

Functions of the office: Executive Administrator. Duties of the Board of Directors established by law and the Company Statute, where is the advisor attend meetings of the board.

Main activity of the company: Social Foundation created to act in defense of the rights of children and adolescents

Company: Institute Desiderata

Position: Board Director

Functions of the office: Board of Directors. Duties of the Board of Directors established by law and the Company Statute, where is the advisor attend meetings of the board.

Main activity of the company: Establishment of social investment that acts on two causes: education and pediatric oncology. Our work focuses on public policies. Knowing the question, valuing positives, identify critical issues, seek solutions collectively, integrate activities and generate effective results.

Companies in the group of shareholders with direct or indirect interest equal to or exceeding 5% of the same class or kind of securities:

- Controlling: diffuse control

- Other: diffuse control

Management positions that are or have in public companies

Company: BRF - Brazil Foods SA

Position: Member of Board of Directors

Period: 2012 to 2013

Company: Banco do Brasil SA

Title: Division Manager at International Area Manager and the Executive Director of Government

Period: 1978 to 1999

Company: Vehicles Brasil SA (Banco do Brasil)

Position: Member of Board of Directors

Period: 2001 to 2003

Inform the existence of marital relationship, marriage or kinship between second degree:

a. issuer's management

Nothing to declare.

b. (I) Directors of the Issuer and (ii) managers of, directly or indirectly, the issuer

Nothing to declare.

c. (I) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect parent of the Issuer

Nothing to declare.

d. (I) Directors of the Issuer and (ii) directors of the companies direct or indirect parent of the Issuer

Nothing to declare.

Report subordination, service providers or control maintained over the past 3 years, between the issuer and administrators:

a.sociedade controlled directly or indirectly by the issuer

Nothing to declare.

b.controlador issuer's direct or indirect

 Nothing to declare.

c.caso relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people

Nothing to declare.

Any criminal conviction, any conviction in CVM administrative proceedings and penalties imposed, any final conviction, the judicial or administrative levels that have suspended or disqualified to practice an occupation or commercial: No.

Paulo Assunção de Sousa

59, Lawyer, CPF 588584748-72, appointed as a member of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. Mr. Sousa is currently Vice Chairman of the Board of Directors and member of the Personnel Committee of the BRF. Mr. Paul was appointed by PREVI - Employees Pension Fund of the Bank of Brazil.

Main professional experiences over the last 5 years

Company: BRF - Brazil Foods SA

Position: Vice-Chairman of the Board of Directors

Functions of the office: Deputy Chairman. Duties of the Board of Directors established by law and the Company Statute, where is the advisor attend meetings of the board.

Main activity of the company: Production and Food Processing ..

Company: Neoenergia SA

Position: Member of Board of Directors

Functions of the office: Member of Board of Directors. Duties of the Board of Directors established by law and the Company Statute, where is the advisor attend meetings of the board.

Company's core business: generation and distribution of electricity.

Company: Capitalization Brasilcap S.A.

Title: Chairman

Functions of the office: Chairman. In addition to the powers of the Board Company Statute, the Chairman shall preside at meetings of the Board and participate in General Meetings.

Main activity of the company: The best solutions for capitalization, contributing to the realization of dreams and projects for customers and partners.

Companies in the group of shareholders with direct or indirect interest equal to or exceeding 5% of the same class or kind of securities:

- Controlling: diffuse control

- Other: diffuse control

Management positions that are or have in public companies

Company: BRF - Brazil Foods SA

Title: Vice Chairman Member of the Board of Directors

Period: Since 2011

Company: Neoernergia S.A.

Position: Member of Board of Directors

Period: 2010 to 2012

Company: Usiminas SA

Position: Member of Board of Directors

Period: 1998 to 2000

Inform the existence of marital relationship, marriage or kinship between second degree:

a. issuer's management

Nothing to declare.

b. (I) Directors of the Issuer and (ii) managers of, directly or indirectly, the issuer

Nothing to declare.

c. (I) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect parent of the Issuer

Nothing to declare.

d. (I) Directors of the Issuer and (ii) directors of the companies direct or indirect parent of the Issuer

Nothing to declare.

Report relations of subordination, rendering services or control maintained over the past 3 years, between the issuer and administrators:

a.ociedade controlled directly or indirectly by the issuer

Nothing to declare.

b.controlador issuer's direct or indirect

     Nothing to declare.

c.caso relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people

Nothing to declare.

Any criminal conviction, any conviction in CVM administrative proceedings and penalties imposed, any final conviction, the judicial or administrative levels that have suspended or disqualified to practice an occupation or commercial: No.

José Mauro Periotto

61, Lawyer and Accountant, CPF 143798489-49, indicated as an alternate member of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. Mr. Periotto never pursued a position at BRF. Mr. Mauro was appointed by PREVI - Employees Pension Fund of the Bank of Brazil.

Main professional experiences over the last 5 years

Company: Banco do Brasil SA

Position: Manager of Administration

Functions of the office: Assignments specified in the Bylaws of the Institution.

Main activity of company: Financial services

Companies in the group of shareholders with direct or indirect interest equal to or exceeding 5% of the same class or kind of securities:

- Controlling: diffuse control

- Other: diffuse control

Management positions that are or have in public companies

Company: Banco do Brasil SA

Position: Manager of Administration

Period: 1974 to 2004

Inform the existence of marital relationship, marriage or kinship between second degree:

a. issuer's management

Nothing to declare.

b. (I) Directors of the Issuer and (ii) managers of, directly or indirectly, the issuer

Nothing to declare.

c. (I) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect parent of the Issuer

Nothing to declare.

d. (I) Directors of the Issuer and (ii) directors of the companies direct or indirect parent of the Issuer

Nothing to declare.

Report relations of subordination, rendering services or control maintained over the past 3 years, between the issuer and administrators:

a.sociedade controlled directly or indirectly by the issuer

Nothing to declare.

b.controlador issuer's direct or indirect

     Nothing to declare.

c.caso relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people

Nothing to declare.

Any criminal conviction, any conviction in CVM administrative proceedings and penalties imposed, any final conviction, the judicial or administrative levels that have suspended or disqualified to practice an occupation or commercial: No.

Decio da Silva

56 year old Mechanical Engineer and Business Administrator, CPF 344079289-72, appointed as a member of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. He took office as Member of the Board of Directors on April 29, 2011, with a mandate until April 9, 2013. Additionally owns the office of member of the Governance Committee, Sustainability and Strategy. Mr. Decio was not indicated by a controller. (Independent member).

Main professional experiences over the last 5 years

Company: BRF - Brazil Foods SA

Position: Member of Board of Directors

Functions of the office: Member of the Board of Directors. Duties of the Board of Directors established by law and the Company Statute.

Main activity of the company: Production and Food Processing .

Company: WEG S.A.

Designation: Chief Executive

Functions of the office: Chairman. In addition to the powers of the Board Company Statute, the Chairman shall preside at meetings of the Board and participate in General Meetings.

Main activity of company: Manufacturer of electric motors Latin America and one of the largest in the world.

Company: Iochpe-Maxion S.A.

Position: Member of Board of Directors

Functions of the office: Member of the Board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, it is the counselor attend meetings of the board.

Main activity of the company: Segment automotive and rail.

Companies in the group of shareholders with direct or indirect interest equal to or exceeding 5% of the same class or kind of securities:

- Controlling: diffuse control

- Other: diffuse control

Management positions that are or have in public companies

Company: BRF - Brazil Foods SA

Position: Member of Board of Directors

Period: since 2007

Company: WEG SA

Position: Member of Board of Directors

Period: 2007 to 2008 - Member of the board of directors; since 2008 - Chairman of the Board of Directors.

Company: Iochpe-Maxion S.A

Position: Member of Board of Directors

Period: since 2008

Inform the existence of marital relationship, marriage or kinship between second degree:

a. issuer's management

Nothing to declare.

b. (I) Directors of the Issuer and (ii) managers of, directly or indirectly, the issuer

Nothing to declare.

c. (I) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect parent of the Issuer

Nothing to declare.

d. (I) Directors of the Issuer and (ii) directors of the companies direct or indirect parent of the Issuer

Nothing to declare.

Report relations of subordination, rendering services or control maintained over the past 3 years, between the issuer and administrators:

a.sociedade controlled directly or indirectly by the issuer

Nothing to declare.

b.controlador issuer's direct or indirect

     Nothing to declare.

c.caso relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people

Nothing to declare.

Any criminal conviction, any conviction in CVM administrative proceedings and penalties imposed, any final conviction, the judicial or administrative levels that have suspended or disqualified to practice an occupation or commercial: No.

Carlos Fernando Costa

46, Mathematician, CPF 069034738-31. Nominated as a member of the Board of Directors. He took office as member of the Board of Directors for election at the OEGM April 24, 2012, to serve until the OEGM of 2013. No other positions held in the BRF. Mr. Carlos Fernando Costa was appointed by Petrobras Social Security Foundation - Petros.

Main professional experiences over the last 5 years

Company: Petrobras Social Security Foundation - Petros

Main activity of the company: Retirement and pension Brazilian.

Title: Chief Financial and Investment

Functions of the office: Resource Management Foundation.

Title: Executive Manager Market Operations

Functions of the office: Management of investments in fixed income and equity-focused short-term securities (CCB, CRI, FIDCs) and government securities.

Title: Executive Manager of Investment Planning

Functions of the office: Producing Investment Policies of the various benefit plans Foundation, coordinating the activities of resource allocation Petros aiming to improve the structure of assets, conduct studies of ALM (Asset Liability Management) of the various plans administered by Petros and analyze previously the new investment opportunities in order to comply with the rules and guidelines of the Investment Policy Plans.

Title: Executive Manager of Financial Administration

Functions of the office: Management of the loan portfolio, cash flow, investment and control market risk

Companies in the group of shareholders with direct or indirect interest equal to or exceeding 5% of the same class or kind of securities:

Controlling: not applicable

Others: Not applicable

Management positions that are or have in public companies

Company: Tele Norte Leste Participações

Position: Board of Directors

Functions of the office: Responsibilities of the Board of Directors established under Brazilian law.

Main activity of the company: Telecommunications

Company: Lupatech S.A.

Position: Board of Directors

Functions of the office: Member of the Board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, it is the counselor attend meetings of the board.

Main activity of the company: Capital goods

Inform the existence of marital relationship, marriage or kinship between second degree:

a. issuer's management

Nothing to declare.

b. (I) Directors of the Issuer and (ii) managers of, directly or indirectly, the issuer

Nothing to declare.

c. (I) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect parent of the Issuer

Nothing to declare.

d. (I) Directors of the Issuer and (ii) directors of the companies direct or indirect parent of the Issuer

Nothing to declare.

Inform about relationships, service delivery or control maintained over the past 3 years, between the issuer and administrators:

a.sociedade controlled directly or indirectly by the issuer

Nothing to declare.

b.controlador issuer's direct or indirect

Nothing to declare.

c.caso relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people

Nothing to declare.

Any criminal conviction, any conviction in CVM administrative proceedings and penalties imposed, any final conviction, the judicial or administrative levels that have suspended or disqualified to practice an occupation or commercial: No.

Helena Kerr do Amaral

56, Business Administrator, CPF 036221618-50, indicated as an alternate member of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. Ms. Kerr has never exercised positions at BRF. Ms. Helena was nominated by Petros - Petrobras Social Security Foundation.

Main professional experiences over the last 5 years

Company: CPFL Energia SA

Position: Member of Board of Directors

Functions of the office: Member of the Board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, it is the counselor attend meetings of the board.

Main activity of company: Power and Light Company

Company: Petros - Petrobras Social Security Foundation.

Title: Executive Manager of Strategic Planning

Functions of the office: Reformulation of Strategic Planning; setting in the Petros organizational structure and strategic decision support through stakeholder analysis and strategic scenarios, coordination office project management and development of strategic information and management

Main activity of the company: Foundation of Social Security

Companies in the group of shareholders with direct or indirect interest equal to or exceeding 5% of the same class or kind of securities:

- Controlling: diffuse control

- Other: diffuse control

Management positions that are or have in public companies

Company: CPFL S.A.

Position: Member of Board of Directors

Period: Since 2012

Inform the existence of marital relationship, marriage or kinship between second degree:

a. issuer's management

Nothing to declare.

b. (I) Directors of the Issuer and (ii) managers of, directly or indirectly, the issuer

Nothing to declare.

c. (I) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect parent of the Issuer

Nothing to declare.

d. (I) Directors of the Issuer and (ii) directors of the companies direct or indirect parent of the Issuer

Nothing to declare.

Report relations of subordination, rendering services or control maintained over the past 3 years, between the issuer and administrators:

a.sociedade controlled directly or indirectly by the issuer

Nothing to declare.

b.controlador issuer's direct or indirect

Nothing to declare.

c.caso relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people

Nothing to declare.

Any criminal conviction, any conviction in CVM administrative proceedings and penalties imposed, any final conviction, the judicial or administrative levels that have suspended or disqualified to practice an occupation or commercial: No.

Sérgio Schwartz

51, Account, 383104659-04, indicated as an alternate member of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. Mr. Schwartz has never exercised positions at BRF. Mr. Sergio was not indicated by a controller. (Alternate member independent).

Main professional experiences over the last 5 years

Company: WEG SA

Title: Executive Vice Chairman and CFO

Functions of the office: Executive Vice Chairman and CFO. Duties established by law and the Company Statute.

Main activity of company: Manufacturer of electric motors Latin America and one of the largest in the world.

Companies in the group of shareholders with direct or indirect interest equal to or exceeding 5% of the same class or kind of securities:

- Controlling: diffuse control

- Other: diffuse control

Management positions that are or have in public companies

Company: WEG S.A.

Title: Executive Vice Chairman and CFO

Period: 1991 to 1993 - Manager of Supplies; 1993 to 2002 - Manager of Business Planning Department, 2002 to 2004 - Director of Logistics; 2004 to 2007 - Chief Executive Officer, from 2007 to 2010 - Vice Chairman and International Director; Currently - Executive Vice Chairman and CFO

Inform the existence of marital relationship, marriage or kinship between second degree:

a. issuer's management

Nothing to declare.

b. (I) Directors of the Issuer and (ii) managers of, directly or indirectly, the issuer

Nothing to declare.

c. (I) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect parent of the Issuer

Nothing to declare.

d. (I) Directors of the Issuer and (ii) directors of the companies direct or indirect parent of the Issuer

Nothing to declare.

Report relations of subordination, rendering services or control maintained over the past 3 years, between the issuer and administrators:

a.sociedade controlled directly or indirectly by the issuer

Nothing to declare.

b.controlador issuer's direct or indirect

 Nothing to declare.

c.caso relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people

Nothing to declare.

Any criminal conviction, any conviction in CVM administrative proceedings and penalties imposed, any final conviction, the judicial or administrative levels that have suspended or disqualified to practice an occupation or commercial: No.

Luis Carlos Fernandes Afonso

51, Economist, CPF 035541738-35, appointed as a member of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. He took office as Member of the Board of Directors on April 29, 2011, with a mandate until April 9, 2013. Additionally serves as Member of the Finance Committee and Policy and Risk. Mr. Luis was appointed by Petros - Petrobras Social Security Foundation.

Main professional experiences over the last 5 years

Company: BRF - Brazil Foods

Position: Member of Board of Directors

Functions of the office: Member of the Board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, it is the counselor attend meetings of the board.

Main activity of the company: Production and Processing Production and Food Processing ..

Company: Industrias Romi

Position: Member of Board of Directors

Functions of the office: Member of the Board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, it is the counselor attend meetings of the board.

Main activity of the company: Machine Tools.

Company: Iguatemi Empresa de Shopping Center SA

Position: Member of Board of Directors

Functions of the office: Member of the Board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, it is the counselor attend meetings of the board.

Main activity of the company: Full service in the shopping center industry in Brazil.

Company: Petrobras Social Security Foundation - Petros

Title: Chairman

Functions of the office: Chairman. In addition to the powers of the Board Company Statute, the Chairman shall preside at meetings of the Board and participate in General Meetings.

Main activity of the company: Retirement and pension Brazilian.

Companies in the group of shareholders with direct or indirect interest equal to or exceeding 5% of the same class or kind of securities:

- Controlling: diffuse control

- Other: diffuse control

Management positions that are or have in public companies

Company: Petrobras Social Security Foundation - Petros

Title: Chairman

Period: from 2011.

Company: Petrobras Social Security Foundation - Petros

Title: Chief Financial and Investment

Period: February 2003 to May 2003; September 2008 until December 2010.

Company: BRF - Brazil Foods

Position: Member of Board of Directors

Period: since 2003

Company: Iguatemi Empresa de Shopping Center SA

Position: Member of Board of Directors

Period: since 2009 - Member of the board of directors.

Company: Romi SA

Position: Member of Board Member

Period: since 2010

Company: Bonaire Participações S.A.

Title: Chief Financial

Period: since 2009

Inform the existence of marital relationship, marriage or kinship between second degree:

a. issuer's management

Nothing to declare.

b. (I) Directors of the Issuer and (ii) managers of, directly or indirectly, the issuer

Nothing to declare.

c. (I) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect parent of the Issuer

Nothing to declare.

d. (I) Directors of the Issuer and (ii) directors of the companies direct or indirect parent of the Issuer

Nothing to declare.

Report relations of subordination, rendering services or control maintained over the past 3 years, between the issuer and administrators:

a.sociedade controlled directly or indirectly by the issuer

Nothing to declare.

b.controlador issuer's direct or indirect

 Nothing to declare.

c.caso relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people

Nothing to declare.

Any criminal conviction, any conviction in CVM administrative proceedings and penalties imposed, any final conviction, the judicial or administrative levels that have suspended or disqualified to practice an occupation or commercial: No.

Manuela Cristina Lemmas Marçal

39, Economist, CPF 070977207-60, indicated as an alternate member of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. Ms. Manuela was a member of the Supervisory Board / Audit Committee of BRF between 2011 and 2012. Ms. Manuela was indicated by Petros - Petrobras Social Security Foundation.

Main professional experiences over the last 5 years

Company: BRF - Brazil Foods SA

Position: Member of the Supervisory Board / Audit Committee

Functions of the office: Responsibilities of the Audit Committee established under Brazilian law and the Audit Committee established in the Sarbanes-Oxley Act.

Main activity of the company: Production and Food Processing.

Company: Petrobras Social Security Foundation - Petros

Title: Executive Manager Equity Transactions

Functions of the office: active management of an investment portfolio consisting of investments in equities with a long-term investment funds and Private Equity and Venture Capital.

Main activity of the company: Retirement and pension Brazilian.

Companies in the group of shareholders with direct or indirect interest equal to or exceeding 5% of the same class or kind of securities:

- Controlling: Retirement and pension Brazilian.

- Other: diffuse control

Management positions that are or have in public companies

Company: Invepar S.A.

Position: Member of Board of Directors

Period: since 2012

Company: Marcopolo SA

Position: Member of Board of Directors

Period: since 2012

Company: BRF - Brazil Foods

Position: Member of the Supervisory Board / Audit Committee

Period: 2011 to 2012

Inform the existence of marital relationship, marriage or kinship between second degree:

a. issuer's management

Nothing to declare.

b. (I) Directors of the Issuer and (ii) managers of, directly or indirectly, the issuer

Nothing to declare.

c. (I) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect parent of the Issuer

Nothing to declare.

d. (I) Directors of the Issuer and (ii) directors of the companies direct or indirect parent of the Issuer

Nothing to declare.

Report relations of subordination, rendering services or control maintained over the past 3 years, between the issuer and administrators:

a.sociedade controlled directly or indirectly by the issuer

Nothing to declare.

b.controlador issuer's direct or indirect

 Nothing to declare.

c.caso relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people

Nothing to declare.

Any criminal conviction, any conviction in CVM administrative proceedings and penalties imposed, any final conviction, the judicial or administrative levels that have suspended or disqualified to practice an occupation or commercial: No.

Luiz Fernando Furlan

66 years old, Chemical Engineer and Business Administrator, CPF 019489978-00, Appointed to the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. He was Co-Chairman of the Board of Directors of BRF between 2009 and 2011. He took office as Member of the Board of Directors on April 29, 2011, with a mandate until April 9, 2013. Additionally serves as Member of the Finance Committee and Policy and Risk. Mr. Furlan was not indicated by a controller. (Independent member).

Main professional experiences over the last 5 years

Company: BRF - Brazil Foods SA

Position: Member of Board of Directors

Functions of the office: Member of the Board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, it is the counselor attend meetings of the Board.

Main activity of the company: Production and Food Processing.

Company: Sadia SA

Position: Chairman of Board of Directors

Functions of the office: Chairman of the Board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, the Chairman shall preside at meetings of the Board and General Meetings.

Main activity of the company: Production and Food Processing.

Companies in the group of shareholders with direct or indirect interest equal to or exceeding 5% of the same class or kind of securities:

- Controlling: diffuse control

- Other: diffuse control

Management positions that are or have in public companies

Company: BRF - Brazil Foods SA

Title: Co-Chairman of the Board of Directors

Period: 2009 to 2011 - Co-Chairman of the Board of Directors, since 2011 - Member of the Board of Directors;

Company: Sadia SA

Position: Chairman of Board of Directors

Period: 1988 to 1990 - Director of Investor Relations, 1978 to 1988 - Member of the Board of Directors;

Company: Amil Participações SA

Position: Member of Board of Directors

Period: from April 2009

Company: Redecard S.A.

Position: Member of Board of Directors

Period: 2008 to 2010

Inform the existence of marital relationship, marriage or kinship between second degree:

a. issuer's management

Mr. Eduardo Fontana D Avila and Mr. Walter Fontana Filho are cousins in 1st grade.

b. (I) Directors of the Issuer and (ii) managers of, directly or indirectly, the issuer

Nothing to declare.

c. (I) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect parent of the Issuer

Nothing to declare.

d. (I) Directors of the Issuer and (ii) directors of the companies direct or indirect parent of the Issuer

Nothing to declare.

Report relations of subordination, rendering services or control maintained over the past 3 years, between the issuer and administrators:

a.sociedade controlled directly or indirectly by the issuer

Nothing to declare.

b.controlador issuer's direct or indirect

Nothing to declare.

c.caso relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people.

Nothing to declare.

Any criminal conviction, any conviction in CVM administrative proceedings and penalties imposed, any final conviction, the judicial or administrative levels that have suspended or disqualified to practice an occupation or commercial: No.

Roberto Faldini

64, Business Administrator, CPF 070206438-68, appointed as an alternate member of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. He took office as Member of the Board of Directors of BRF on December 17, 2009, with a mandate until 29 April 2011. No other positions held in the BRF. Mr. Faldini was not indicated by a controller. (Independent member).

Main professional experiences over the last 5 years

Company: Faldini Holdings, Directors and Investimentos Ltda.

Title: Managing Partner

Functions of the office: Managing Partner. Consultant in Corporate Governance, Family Succession, Mergers and Acquisitions (M & A) and preparation of family businesses to receive and live with new shareholders and institutional investors, including IPO.

Main activity of company: Consultancy.

Company: Vulcabrás S.A.

Position: Member of Board of Directors

Functions of the office: Member of the Board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, it is the counselor attend meetings of the Board.

Main activity of the company: Footwear and sportswear.

Companies in the group of shareholders with direct or indirect interest equal to or exceeding 5% of the same class or kind of securities:

- Controlling: diffuse control

- Other: diffuse control

Management positions that are or have in public companies

Company: Livraria Siciliano S.A.;

Position: Member of Board of Directors

Period: 2001 to 2004

Company: Hospital 9 Julho S.A;

Position: Member of Board of Directors

Period: 2006 to 2007

Company: CPFL - Companhia Paulista SA

Position: Member of Board of Directors

Period: 2006 to 2007

Company: INPAR S.A.

Position: Member of Board of Directors

Period: 2007 to 2009

Company: Sadia SA

Position: Member of Board of Directors

Period: from 2002 to 2005 and from 2008 to 2009

Company: Vulcabrás S.A;

Position: Member of Board of Directors

Period: 2012 to 2013

Inform the existence of marital relationship, marriage or kinship between second degree:

a. issuer's management

Nothing to declare.

b. (I) Directors of the Issuer and (ii) managers of, directly or indirectly, the issuer

Nothing to declare.

c. (I) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect parent of the Issuer

Nothing to declare.

d. (I) Directors of the Issuer and (ii) directors of the companies direct or indirect parent of the Issuer

Nothing to declare.

Report relations of subordination, rendering services or control maintained over the past 3 years, between the issuer and administrators:

a. company controlled directly or indirectly by the issuer

Nothing to declare.

b. direct or indirect parent of the Issuer

 Nothing to declare.

c. If relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people

Nothing to declare.

Any criminal conviction, any conviction in CVM administrative proceedings and penalties imposed, any final conviction, the judicial or administrative levels that have suspended or disqualified to practice an occupation or commercial: No.

Manoel Cordeiro Silva Filho

59, Business Administrator, CPF 253571747-68, appointed as member of the Board of Directors for election at the OEGM April 9, 2013, to serve until the OEGM of 2015. He took office as Member of the Board of Directors on April 29, 2011, with a mandate until April 9, 2013. Additionally serves as Coordinator of the Finance Committee and Policy and Risk. The Manoel was not indicated by a controller. (Independent member).

Main professional experiences over the last 5 years

Company: BRF - Brazil Foods

Position: Member of Board of Directors

Functions of the office: Member of the Board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, it is the counselor attend meetings of the board.

Main activity of the company: Production and Food Processing.

Company: BR Education

Title: Founding Partner

Functions of the office: Founding Partner. Holds the position of Director Investor Relations and Manager of Educational BR FIP.

Main activity of business: Fund investments.

Companies in the group of shareholders with direct or indirect interest equal to or exceeding 5% of the same class or kind of securities:

- Controlling: diffuse control

- Other: diffuse control

Management positions that are or have in public companies

Company: Vale do Rio Doce SA

Title: Chief Executive

Period: 1990 to 1994 - General Manager in the area of Capital Markets, Investment Analysis Financial Management - VALE SA, from 1994 to 1998 - Chief Financial Officer in a joint venture between Vale and USINOR Sacilor Dunkerk in France, 1999 to 2007 - Chief Financial and Investment of Surplus Value;

Company: BR Investments

Title: Founding Partner

Period: since 2008 - Founding partner of BR Investimentos.

Company: BRF - Brazil Foods SA

Position: Member of Board of Directors

Period: since 2007

Inform the existence of marital relationship, marriage or kinship between second degree:

a. issuer's management

Nothing to declare.

b. (I) Directors of the Issuer and (ii) managers of, directly or indirectly, the issuer

Nothing to declare.

c. (I) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect parent of the Issuer

Nothing to declare.

d. (I) Directors of the Issuer and (ii) directors of the companies direct or indirect parent of the Issuer

Nothing to declare.

Report relations of subordination, rendering services or control maintained over the past 3 years, between the issuer and administrators:

a.sociedade controlled directly or indirectly by the issuer

Nothing to declare.

b.controlador issuer's direct or indirect

     Nothing to declare.

c.caso relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people

Nothing to declare.

Any criminal conviction, any conviction in CVM administrative proceedings and penalties imposed, any final conviction, the judicial or administrative levels that have suspended or disqualified to practice an occupation or commercial: No.

Mauricio Rocha Wanderley

59, Economist, CPF 947648408-04, indicated as an alternate member of the Board of Directors for election at the OEGMApril 9, 2013, to serve until the OEGMof 2015. It is an alternate member of the Board since April 30, 2009. No other positions held in the BRF. Mr. Mauricio was not indicated by a controller. (Alternate member independent).

Main professional experiences over the last 5 years

Company: Vale do Rio Doce Foundation Social - Valia

Title: Chief Investment and Finance

Functions of the office: Investment and Finance. Investment analysis, business valuation, business opportunities, assessment of market risk and credit investments.

Main activity of the company: Retirement and pension Brazilian

Main activity of the company: Companies in the group of shareholders with direct or indirect interest equal to or exceeding 5% of the same class or kind of securities:

- Controlling: Foundation Vale do Rio Doce Social - Valia

- Other: diffuse control

Management positions that are or have in public companies

Company: Marlin Holdings S.A.

Position: Member of Board of Directors.

Period: since 2008

Inform the existence of marital relationship, marriage or kinship between second degree:

a. issuer's management

Nothing to declare.

b. (I) Directors of the Issuer and (ii) managers of, directly or indirectly, the issuer

Nothing to declare.

c. (I) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect parent of the Issuer

Nothing to declare.

d. (I) Directors of the Issuer and (ii) directors of the companies direct or indirect parent of the Issuer

Nothing to declare.

Report relations of subordination, rendering services or control maintained over the past 3 years, between the issuer and administrators:

a.sociedade controlled directly or indirectly by the issuer

Nothing to declare.

b.controlador issuer's direct or indirect

     Nothing to declare.

c.caso relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people

Nothing to declare.

Any criminal conviction, any conviction in CVM administrative proceedings and penalties imposed, any final conviction, the judicial or administrative levels that have suspended or disqualified to practice an occupation or commercial: No.

Fontana Walter Furlan

59, Economist, CPF 947648408-04, appointed as a member of the Board of Directors for election at the OEGMApril 9, 2013, to serve until the OEGMof 2015. He took office as Member of the Board of Directors on April 29, 2011, with a mandate until April 9, 2013. 's Committee Coordinator Best Practices BRF. Mr. Walter was not indicated by a controller. (Independent member).

Main professional experiences over the last 5 years

Company: BRF - Brazil Foods SA

Position: Member of Board of Directors

Functions of the office: Member of the Board of Directors. Altribuições Board established by law and the Company Statute, it is the counselor attend meetings of the board.

Main activity of the company: Production and Food Processing.

Company: Realty WTorre S.A

Position: Member of Board of Directors

Functions of the office: Member of the Board of Directors. In addition to the duties of the Board of Directors established by law and the Company Statute, it is the counselor attend meetings of the board.

Main activity of the company: Realty.

Company: Algar S.A

Position: Member of Board of Directors

Functions of the office: Member of the Board of Directors. Duties of the Board of Directors established by law and the Statute of the Company rests with the counselor attend meetings of the board.

Main activity of the company: Realty.

Companies in the group of shareholders with direct or indirect interest equal to or exceeding 5% of the same class or kind of securities:

- Controlling: diffuse control

- Other: diffuse control

Management positions that are or have in public companies

Company: BRF - Brazil Foods SA

Position: Member of Board of Directors

Period: Since 2009

Company: Sadia SA

Position: Chairman of the Board of Directors Member

Period: 1994 to 2005 - Chief Executive Officer, from 2005 to 2008 - Chairman of the Board of Directors.

Company: Algar S.A

Position: Member of Board of Directors

Period: Since 2005 - Member of the Board

Company: Realty WTorre S.A

Position: Member of Board of Directors

Period: Since 2007 - Member of the Board of Directors

Inform the existence of marital relationship, marriage or kinship between second degree:

a. issuer's management

Mr. Eduardo Fontana D Avila and Mr. Luiz Fernando Furlan are cousins in 1st degree.

b. (I) Directors of the Issuer and (ii) managers of, directly or indirectly, the issuer

Nothing to declare.

c. (I) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect parent of the Issuer

Nothing to declare.

d. (I) Directors of the Issuer and (ii) directors of the companies direct or indirect parent of the Issuer

Nothing to declare.

Report relations of subordination, rendering services or control maintained over the past 3 years, between the issuer and administrators:

a.sociedade controlled directly or indirectly by the issuer

Nothing to declare.

b.controlador issuer's direct or indirect

Nothing to declare.

c.caso relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people

Nothing to declare.

Any criminal conviction, any conviction in CVM administrative proceedings and penalties imposed, any final conviction, the judicial or administrative levels that have suspended or disqualified to practice an occupation or commercial: No.

Fontana D Eduardo Avila

59, Civil Engineer, CPF 947648328-87, appointed as an alternate member of the Board of Directors for election at the OEGMApril 9, 2013, to serve until the OEGMof 2015. No other positions held in the BRF. Mr. Eduardo was not indicated by a controller. (Alternate member independent).

Main professional experiences over the last 5 years

Company: Sadia SA

Position: Vice-Chairman of the Board of Directors

Functions of the office: Deputy Chairman of the Board of Directors. Duties of the Board of Directors established by law and the Statute of the Company rests with the counselor attend meetings of the board.

Main activity of the company: Production and Food Processing.

Company: Cremer SA

Position: Member of Board of Directors

Functions of the office: Member of the Board of Directors. Duties of the Board of Directors established by law and the Statute of the Company rests with the counselor attend meetings of the board.

Main activity of the company: Products facing health care in the areas of first aid, surgery, treatment and hygiene for professional use.

Main activity of the company: Companies in the group of shareholders with direct or indirect interest equal to or exceeding 5% of the same class or kind of securities:

- Controlling: diffuse control

- Other: diffuse control

Management positions that are or have in public companies

Company: Sadia SA

Title: Vice Chairman Member of the Board of Directors

Period: until 2004 - Commercial Director; 2005 to 2008 - Vice Chairman Member of the Board of Directors.

Company: Cremer SA

Position: Member of Board of Directors

Period: Since 2012

Inform the existence of marital relationship, marriage or kinship between second degree:

a. issuer's management

Mr. Walter Fontana Filho and Mr. Luiz Fernando Furlan are cousins in 1st grade.

b. (I) Directors of the Issuer and (ii) managers of, directly or indirectly, the issuer

Nothing to declare.

c. (I) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect parent of the Issuer

Nothing to declare.

d. (I) Directors of the Issuer and (ii) directors of the companies direct or indirect parent of the Issuer

Nothing to declare.

Report relations of subordination, rendering services or control maintained over the past 3 years, between the issuer and administrators:

a.sociedade controlled directly or indirectly by the issuer

Nothing to declare.

b.controlador issuer's direct or indirect

Nothing to declare.

c.caso relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people

Nothing to declare.

Any criminal conviction, any conviction in CVM administrative proceedings and penalties imposed, any final conviction, the judicial or administrative levels that have suspended or disqualified to practice an occupation or commercial: No.

José Carlos Reis de Magalhães Neto

34, Business Administrator, CPF 286951128-02, appointed as a member of the Board of Directors for election at the OEGMApril 9, 2013, to serve until the OEGMof 2015. He took office as Member of the Board of Directors on April 29, 2011, with a mandate until April 9, 2013. He is a member of the Governance Committee, Sustainability Strategy and BRF. Mr. Joseph was nominated by Tarpon Investimentos. (Independent member).

Main professional experiences over the last 5 years

Company: Tarpon Investimentos SA

Title: Chief Investment Officer and Chairman of the Board of Directors

Functions of the office: Chief Investment Officer and Chairman of the Board of Directors. In addition to the duties of Director and Chairman of the Board of Directors established by law and the Company Statute, it is the counselor attend meetings of the board.

Company's core business: investment fund.

Company: Marisa SA

Position: Member of Board of Directors

Functions of the office: Board of Directors. In addition to the duties of Vice Chairman of the Board of Directors established by law and the Company Statute, it is the counselor attend meetings of the board.

Main activity of the company: Shop specializing in women's fashion and women's underwear.

Company: Acqua Rosa Morena and Clothing Industry and Trade SA

Position: Member of Board of Directors

Functions of the office: Member of the Board of Directors. Assignments Member of the Board of Directors established by law and the Statute of the Company rests with the counselor attend meetings of the board.

Main activity of the company: Industria e Comercio SA Clothing

Companies in the group of shareholders with direct or indirect interest equal to or exceeding 5% of the same class or kind of securities:

- Controlling: Tarpon Investimentos SA

- Other: diffuse control

Management positions that are or have in public companies

Company: Tarpon Investimentos SA

Position: Member of Board of Directors

Period: since 2002

Company: Marisa SA

Position: Member of Board of Directors

Period: since 2010

Company: BRF - Brazil Foods SA

Position: Member of Board of Directors

Period: since 2009

Inform the existence of marital relationship, marriage or kinship between second degree:

a. issuer's management

Nothing to declare.

b. (I) Directors of the Issuer and (ii) managers of, directly or indirectly, the issuer

Nothing to declare.

c. (I) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect parent of the Issuer

Nothing to declare.

d. (I) Directors of the Issuer and (ii) directors of the companies direct or indirect parent of the Issuer

Nothing to declare.

Report relations of subordination, rendering services or control maintained over the past 3 years, between the issuer and administrators:

a.sociedade controlled directly or indirectly by the issuer

Nothing to declare.

b.controlador issuer's direct or indirect

Nothing to declare.

c.caso relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people

Nothing to declare.

Any criminal conviction, any conviction in CVM administrative proceedings and penalties imposed, any final conviction, the judicial or administrative levels that have suspended or disqualified to practice an occupation or commercial: No.

Daniel Cavalcante Arduini Arruda

34, business manager, CPF 288006148-25, indicated as an alternate member of the Board of Directors for election at the AGM / EGM April 9, 2013, to serve until the AGM / EGM of 2015. No other positions held in the BRF. Mr. Arruda was indicated by Tarpon Investimentos. (Alternate member independent).

Main professional experiences over the last 5 years

Company: Tarpon Investimentos S.A.

Position: Coordinator of the investment team.

Functions of the office: Coordinator of the investment team. Assignments Coordinator investment team established by law and the Company Statute.

Company's core business: investment fund.

Company: Celesc - Power Plants of Santa Catarina S.A.

Position: Member of Board of Directors

Functions of the office: Member of the Board of Directors. In addition to the duties of Member of the Board of Directors established by law and the Company Statute, it is the counselor attend meetings of the board.

Main activity of company: Power Plants.

Company: Renewable Energy Omega SA

Position: Member of Board of Directors

Functions of the office: Member of the Board of Directors. Assignments Member of the Board of Directors established by law and the Company Statute, it is the counselor attend meetings of the board.

Main activity of the company: Renewable Energy.

Company: Springs Global Participações SA

Position: Member of Board of Directors

Functions of the office: Member of the Board of Directors. Assignments Member of the Board of Directors established by law and the Statute of the Company rests with the counselor attend meetings of the board.

Main activity of business: Manufacture of textiles and bedding and bath.

Companies in the group of shareholders with direct or indirect interest equal to or exceeding 5% of the same class or kind of securities:

- Controlling: diffuse control

- Other: diffuse control

Management positions that are or have in public companies

Company: Tarpon Investimentos SA

Position: Coordinator of the investment team.

Period: Since 2006

Company: Celesc - Power Plants of Santa Catarina SA

Position: Member of Board of Directors

Period: 2008 to 2013

Company: Springs Global Participações SA

Position: Member of Board of Directors

Period: Since 2008

Inform the existence of marital relationship, marriage or kinship between second degree:

a. issuer's management

Nothing to declare.

b. (I) Directors of the Issuer and (ii) managers of, directly or indirectly, the issuer

Nothing to declare.

c. (I) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect parent of the Issuer

Nothing to declare.

d. (I) Directors of the Issuer and (ii) directors of the companies direct or indirect parent of the Issuer

Nothing to declare.

Report relations of subordination, rendering services or control maintained over the past 3 years, between the issuer and administrators:

a.sociedade controlled directly or indirectly by the issuer

Nothing to declare.

b.controlador issuer's direct or indirect

     Nothing to declare.

c.caso relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people

Nothing to declare.

Any criminal conviction, any conviction in CVM administrative proceedings and penalties imposed, any final conviction, the judicial or administrative levels that have suspended or disqualified to practice an occupation or commercial: No.

Pedro de Andrade Faria

37, Business Administrator, CPF 271782078-76, appointed as a member of the Board of Directors for election at the OEGMApril 9, 2013, to serve until the OEGMof 2015. He took office as Member of the Board of Directors on April 29, 2011, with a mandate until April 9, 2013. It's Coordinator of People Committee of BRF. Mr. Faria was indicated by Tarpon Investimentos. (Independent member).

Main professional experiences over the last 5 years

Company: Tarpon Investimentos SA

Title: Chief Executive Officer Investor Relations and Vice-Chairman of the Board of Directors

Functions of the office: Managing Director of Investor Relations and Vice-Chairman of the Board of Directors. Assignments established by law and the Company Statute, it is the counselor attend meetings of the board.

Company's core business: investment fund.

Company: Arezzo Industria e Comercio S.A.

Position: Member of Board of Directors

Functions of the office: Member of the Board of Directors. Assignments Member of the Board of Directors established by law and the Company Statute, it is the counselor attend meetings of the board.

Main activity of the company: Leader in the footwear, handbags and women's accessories in Brazil.

Companies in the group of shareholders with direct or indirect interest equal to or exceeding 5% of the same class or kind of securities:

- Controlling: diffuse control

- Other: diffuse control

Management positions that are or have in public companies

Company: Tarpon Investimentos SA

Position: Member of Board of Directors

Period: since 2009

Company: Arezzo Industria e Comercio S.A.

Position: Member of Board of Directors

Period: since 2010

Company: Cremer S.A.

Position: Member of Board of Directors

Period:

Company: Renewable Energy Omega S.A.

Position: Member of Board of Directors

Period:

Company: Company Acqua Rosa Morena and Clothing Industry and Trade S.A.

Position: Member of Board of Directors

Period:

Inform the existence of marital relationship, marriage or kinship between second degree:

a. issuer's management

Nothing to declare.

b. (I) Directors of the Issuer and (ii) managers of, directly or indirectly, the issuer

Nothing to declare.

c. (I) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect parent of the Issuer

Nothing to declare.

d. (I) Directors of the Issuer and (ii) directors of the companies direct or indirect parent of the Issuer

Nothing to declare.

Report relations of subordination, rendering services or control maintained over the past 3 years, between the issuer and administrators:

a.sociedade controlled directly or indirectly by the issuer

Nothing to declare.

b.controlador issuer's direct or indirect

Nothing to declare.

c.caso relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people

Nothing to declare.

Any criminal conviction, any conviction in CVM administrative proceedings and penalties imposed, any final conviction, the judicial or administrative levels that have suspended or disqualified to practice an occupation or commercial: No.

Fernando Shayer

39, Lawyer and Economist, CPF 066182178-14, appointed as an alternate member of the Board of Directors for election at the OEGMApril 9, 2013, to serve until the OEGMof 2015. Mr. Fernando never pursued a position at BRF. Mr. Shayer was indicated by Tarpon Investimentos. (Alternate member independent).

Main professional experiences over the last 5 years

Company: Tarpon Investimentos SA

Position: Member of Board of Directors

Functions of the office: Member of Board of Directors. Duties of Director and Chairman of the Board of Directors established by law and the Company Statute, it is the counselor attend meetings of the board.

Company's core business: investment fund.

Company: Renewable Energy Omega SA

Position: Member of Board of Directors

Functions of the office: Member of the Board of Directors. Assignments Member of the Board of Directors established by law and the Statute of the Company rests with the counselor attend meetings of the board.

Main activity of the company: Electricity generation from renewable sources

Company: Acqua Rosa Morena and Clothing Industry and Trade SA

Position: Member of Board of Directors

Functions of the office: Member of the Board of Directors. Assignments Member of the Board of Directors established by law and the Statute of the Company rests with the counselor attend meetings of the board.

Main activity of the company: Industria e Comercio SA Clothing

Companies in the group of shareholders with direct or indirect interest equal to or exceeding 5% of the same class or kind of securities:

- Controlling: diffuse control

- Other: diffuse control

Management positions that are or have in public companies

Company: Tarpon Investimentos SA

Position: Member of Board of Directors

Period: since 2002

Company: Renewable Energy Omega SA

Position: Member of Board of Directors

Period:

Company: Acqua Rosa Morena and Clothing Industry and Trade SA

Position: Member of Board of Directors

Period:

Inform the existence of marital relationship, marriage or kinship between second degree:

a. issuer's management

Nothing to declare.

b. (I) Directors of the Issuer and (ii) managers of, directly or indirectly, the issuer

Nothing to declare.

c. (I) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect parent of the Issuer

Nothing to declare.

d. (I) Directors of the Issuer and (ii) directors of the companies direct or indirect parent of the Issuer

Nothing to declare.

Report relations of subordination, rendering services or control maintained over the past 3 years, between the issuer and administrators:

a.sociedade controlled directly or indirectly by the issuer

Nothing to declare.

b.controlador issuer's direct or indirect

 Nothing to declare.

c.caso relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people

Nothing to declare.

Any criminal conviction, any conviction in CVM administrative proceedings and penalties imposed, any final conviction, the judicial or administrative levels that have suspended or disqualified to practice an occupation or commercial: No.

Fiscal Council/Audit Committee

Attached 24, items 12.6 to 12.10, in accordance with CVM instruction CVM nº 480

Resumes of candidates for Fiscal Council / Audit Committee - Members and alternates:

Attilio Guaspari: An Engineer with a Master’s Degree in Management Sciences. He was Supervisor of the Financial Area and Head of the Audit Department of the National Social and Economic Development Bank - BNDES, as well as Financial-Administrative Director of Embrafilme. Since 1986, he has sat on various boards of directors such as Brasil Ferrovias S.A., FAPES, Indústrias Verolme-Ishibrás and Projeto Jarí. Currently, he is a member of the Fiscal Council of BRF and the Audit Committee of the BNDES. (Financial specialist and Independent member)

Agenor Azevedo Santos (alternate): Accountant and Business Administrator. Mr. Santos is a member of our Supervisory Board alternate. Accounting manager of the Foundation for Assistance and Social Welfare of BNDES - FAPES. (Alternate member Independent)

Susana Hanna Stiphan Jabra: Graduated in Economics with Specialization Course in Financial Administration. She has worked for more than 30 years in large and middle market companies, having participated in important capital market transactions. She worked as an economist at Banco Itaú S.A., Planning and Control Manager at Agência Estado Ltda., Executive Manager for Investments and a member of the Social Responsibility Committee at PETROS. She was effective member of the Board of Directors of CPFL Energia, Companhia Paulista de Força e Luz, Companhia Piratininga de Força e Luz and CPFL Geração de Energia S.A., Telenorte Celular Participações, Bonaire Participações S.A.. Ms. Jabra is member of Fiscal Council of BRF anda JSL Logistics. (Independent member)

Paola Ferreira Rocha (alternate): Chemical Engineer with an MBA in Finance from Fundacao Dom Cabral and Master in Finance IBMEC. It Analyst Planning and Production Control Roche, and soon after, Resource Management Analyst at Banco Santander. Currently working in the area of Financial Planning Planning of Companhia Vale do Rio Doce.

Decio Magno Andrade Stochiero: Majored in Business Administrator and MBA in Rating Asset Investment Portfolios and the University of Sao Paulo. Mr. Decio has a long career in Sistel. He is currently Manager of Corporate Planning and Control, on the Board of Directors of the Bonaire Participações SA and Member of the National Technical Governance By ABRAPP.

Tarcisio Luiz Silva Fontenele (alternate):  Law degree and Post Graduate in Civil Procedural Law. Was General Director of Counsel of Americel SA - Cellular Telephone Company. Were Fiscal Director at Embratel Participacoes S.A. and Tele Nordeste Celular Participacoes S.A. and Controller Director at Fiscal Santos Brazil S.A. - Container Port Company. He is a member of the National Commission's Legal ABRAPP - Brazilian Association of Private Pension Closed. Currently holds the position of Legal Manager at Sistel. Alternate Tax Counsel is of Embraer since March 2001.

Fiscal Council / Audit Committee Candidates - Members and alternates:

Attilio Guaspari

65 years, engineer, security number 610.204.868/72, Member of the Fiscal Council / Audit Committee, to be voted at Shareholders’ Meeting April 24, 2012, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013. (Independent member)

Main professional experiences over the last 5 years

Company: BRF – Brasil Foods S.A.

Designation: Member of the Fiscal Council / Audit Committee of the BRF - Brazil Foods S.A. since April 2005.

Functions of the office:  Responsibilities of the Audit Committee established in Brazilian legislation and the Audit Committee established in the Sarbanes-Oxley.

Main activity of business: Production and Food Processing. .

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: diffused control

- Others: diffused control

Management positions who are or have in public companies

Company: BNDES – Banco Nacional do Desenvolvimento Econômico e Social

Designation: Member of the Audit Committee.

Company: Proman

Designation:  Member of the Board of Directors, as Chief Executive Officer and as member since 2006.

Company: Brasil Ferrovias S.A.

Designation:  Member of the Board of Directors of the holding of the railroads Ferronorte, Ferroban and Novoeste from 2003 to 2006. Coordinator of the Audit Committee from 2005 to 2006.

Company: Verolme-Ishibrás S.A.

Designation:  Member of the Board of Directors

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Agenor Azevedo dos Santos

57 years, Account, security number 383.239.407/97, Alternate Member of the Fiscal Council / Audit Committee, to be voted at Shareholders’ Meeting April 24, 2012, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: Fundação de Assistência e Previdência Social do BNDES – FAPES

Designation: Account Manager

Functions of the office:   Manage and Control Foundation's accounting numbers.

Main activity of business: Pension Fund.

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: diffused control

- Others: diffused control

Management positions who are or have in public companies

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Susana Hanna Stiphan Jabra

53 years, economist, security number 037.148.408-18, Member of the Fiscal Council / Audit Committee, to be voted at Shareholders’ Meeting April 24, 2012, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2013.

Main professional experiences over the last 5 years

Company: HJN Consultoria e Assessoria Ltda

Designation: Director

Functions of the office:  Participate of the board meetings.

Main activity of business: Firm specializing in corporate governance and financial studies.

Company: Fundação Petrobrás de Seguridade Social – Petros

Designation: Participative Executive Manager

Functions of the office:  Participate of the board meetings.

Main activity of business: Pension Fund

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: Fundação Petrobras de Seguridade Social – Petros

- Others: diffused control

Management positions who are or have in public companies

Company:Banco Itaú S.A.

Designation: Analista de Custos e Orçamentos de Diretoria/Economista da Consultoria Econômica

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Paola Rocha Ferreira

33 years, chemical engineer, security number 081.786.107/60, Alternate Member of the Fiscal Council / Audit Committee, to be voted at Shareholders’ Meeting April 09, 2013, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2014.

Main professional experiences over the last 5 years

Company: Companhia Vale do Rio Doce

Designation: Finance Analyst

Functions of the office:   Management of cash flow for short and long term; financial projection scenarios, Optimization of Treasury operations; Preparation of monthly management report financial performance to the Executive Board; financial feasibility studies for new business opportunities.

Main activity of business: Mining

Company: Grupo Santander Banespa

Designation: Human Resource Analyst

Functions of the office: Reorganization of - mapping, review processes, optimizing the organization's panel of KPI's - coordinated by the McKinsey

Main activity of business: Banking

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: controle difuso

- Others: controle difuso

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Decio Magno Andrade Stochiero

48 years, business administrator, Member of the Fiscal Council / Audit Committee, to be voted at Shareholders’ Meeting April 09, 2013, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2014. Tax Advisor is certified by the Brazilian Institute of Corporate Governance - IBGC.

Main professional experiences over the last 5 years

Company: Fundação Sistel de Seguridade Social

Designation: Control and Planning Corporate Manager.

Functions of the office:   Manage the activities of planning and control of the Foundation's investments. In addition to the duties established by law and the Company Statute.

Main activity of business: Complementary  Pension funds

Company: Bonaire Participações S.A.

Designation: Board Member

Functions of the office:   Member of the Board of Directors, whose duties is the same Board with established by law and the bylaws.

Main activity of business: Electric Energy

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: diffused control

- Others: diffused control

Management positions who are or have in public companies

Company: CPFL Energia S.A.

Designation: Fiscal Council

Company: Perdigão S.A.

Designation:  Fiscal Council

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

Tarcísio Luiz Silva Fontenele

48 years, lawyer, security number 265.672.021-49, Alternate Member of the Fiscal Council / Audit Committee, to be voted at Shareholders’ Meeting April 09, 2013, with a mandate until the Ordinary and Extraordinary Shareholder´s Meeting in 2014.

Main professional experiences over the last 5 years

Company: Fundação Sistel de Seguridade Social - Sistel

Designation: Legal Manager

Functions of the office:   Coordination and management of all areas of legal Sistel.

Main activity of business: Pension Fund.

Company: Embraer S.A.

Designation:  Fiscal Council Alternate

Functions of the office:  Responsibilities of the Audit Committee established in Brazilian legislation and the Audit Committee established in the Sarbanes-Oxley.

Main activity of business: Aerospace

Companies in the group of shareholders with a direct or indirect, less than 5% of the same class or kind of securities:

- Controlling: diffused control

- Others: diffused control

Management positions who are or have in public companies

Company: Santos Brasil S.A.

Designation: Fiscal Council

Company: Tele Nordeste Celular Participações S.A

Designation:  Fiscal Council

Any criminal conviction, any conviction in an administrative rulings and penalties imposed, any sentence passed in, in the judicial or administrative, which has suspended or disqualified to practice a professional or commercial activity whatsoever: No.

12.1 Describe the issuer’s Administrative Structure, according to its by-laws and internal charter.

c. mechanisms of performance assessment of each entity or committee.

statutory board: members are assessed individually only. There are no formal performance assessment instruments for the entity as a whole.

e. mechanisms of performance assessment for members of the board, committees and executive board.

The Company’s statutory officers are assessed every year against individual targets set at the beginning of the fiscal year relative to the performance expected from that specific area.

There is no formal individual performance assessment tool for committee and Board members.

13. OFFICERS’ COMPENSATION

13.1. Describe the compensation policy or practice of the Board, the statutory and non-statutory executive board, the fiscal committee, the statutory committees and the audit, risk, financial and compensation committees, addressing the following aspects:

a. Objectives of the compensation policy or practice

The Company’s compensation policy for officers, including Board members, statutory and non-statutory Officers and Fiscal Committee members is in line with the best market practices of corporate management and governance with a view to attracting and retaining professionals whose qualification, competencies and profile meets the needs of the business. Compensation is established according to market research and the Company’s strategic plan.

The statutory board has variable compensation, yoked to targets and performance indicators to be met during the fiscal year. This expedient stimulates consistent and transparent sharing of the strategic plan and results, in line with the interests of the company, officers and shareholders.

b. Compensation Breakdown:

i.              description of compensation elements and their purpose

Board of Directors:

All Board members earn the same flat compensation which is in line with the legislation and market practices, in addition to reimbursements of all accommodation and transport expenses incurred as a result of performing the duties pertaining to their position. The Chairman earn higher compensation vis-à-vis other board members, bearing in mind that he carries different responsibility.

Fiscal Committee:

Fiscal committee members earn a flat compensation, in addition to reimbursements of all accommodation and transport expenses incurred as a result of performing the duties pertaining to their position. Compensation is set at the same general meeting that elected them and cannot fall short, for each acting member, of ten percent of the average compensation granted to the Statutory Board, exclusive of benefits and profit sharing schemes.

Executive Board

The members of the Executive Board earn flat and variable compensation. The compensation policy is drafted in accordance with the best market practices and the variable compensation is a function of their achievement of the targets, set and approved earlier in the year, and known as short-term incentives.

Additionally, our shareholders approved a long-term stock option plan that includes BRF’s executive officers (“BRF’s Plan”) March 31, 2010 and modified on April 24, 2012, including recently issued stock or stock in BRF’s treasury.

The BRF Plan aims to attract, retain and motivate executives to create value for the company, in addition to contributing to align their interests to our shareholders’.

This compensation policy encourages the Executive Board to scramble after higher returns while acknowledging their performance and outperformance of pre-designated targets, channeling their attention to those considered critical indicators in the Company’s strategy and bottomline, which ultimately meets shareholders’ interests.

BRF – Brasil Foods S.A. has a People Committee that looks into the strategy of flat and variable compensation to be adopted, issuing recommendations and making adjustments that will later be submitted to the Board’s appreciation and approval.

Senior Advisory Board

The members of the Advisory Board are former members of the Executive Board. These professionals offer special advisory services to the Company, and report directly to the CEO. The compensation of Senior Advisory Board members, envisaged and governed by internal regulations, amounts to twenty percent of the monthly flat fees they used to earn when they were executive officers regularly working in the company.

Committees

The participants of permanent advisory committees are members of the Board and the Statutory Board who do not receive any additional compensation for also taking part in these committees

i.              what is the proportion of each element in the total compensation

For the Board, the Fiscal and Advisory Committees, the flat fee is 100% of the total compensation, according to previous paragraphs.

As for the Statutory Board, the flat fee amounts to an average 42% of the compensation total, with the variable compensation averaging roughly 58%, whenever the set targets are met.

These percentages may fluctuate since they are directly connected to the risks and bottomline envisaged by the Company.

i.              Calculation and restatement methodology for each compensation element

The compensation of Company Officers is regularly compared to market practices (adopted by large corporations mostly in consumer goods that use structured policies and best practices for human capital management, that offer sound employment conditions throughout the organization and show a balanced compensation breakdown). To this end, specialized consultancies conduct salary surveys and assess the need for adjusting compensation elements, whenever necessary.

The compensation of Board, fiscal committee and statutory board members is set by assembly, taking into account the aforementioned elements.

i.              Reasons that justify the Compensation Breakdown

The policy adopted by BRF – Brasil Foods S/A, equitably pieces out compensation elements so as to ensure that the best market practices and governance systems are used and the expected results are achieved by means of the variable portion, which encourages the performance and outperformance of pre-designated targets, and leads to risk and profit sharing schemes.

c. key performance indicators used to determine each compensation element

To determine officers’ variable compensation, their performance against individual and collective targets –  EBITDA, Value Added and net income – is analyzed.

d. how compensation is built to reflect the behavior of performance indicators

As for the flat compensation, it follows the aforementioned criteria. The variable compensation or the short-term incentive (Annual) is hitched to the Company’s performance indicators (Global Targets) and individual performance indicators (individual targets). However, for program participants to be eligible to the potential amount or a part of it (proportion), global net income and EBITDA figures must reach a minimum threshold pre-designated by the Board, under the penalty of non-payment of any such amounts.

e. how the compensation policy or practice fits the issuer’s short- , medium- and long-term interests

The practice the company has adopted regarding the various compensation elements meets short- , medium- and long-term interests since upon setting the compensation components the interests of both company and officers are aligned. The flat compensation is established according to market practices, as described above, aiming to retain talents and prevent them from looking to other companies for higher salaries. The variable portion that accounts for a significant part of total compensation is hitched to performance indicators attainable within a one-year period.  The purpose here is likewise to pay market rates but, particularly, boost company growth since the established targets, if achieved, will position the company on the growth and return path shareholders wish for.

Additionally, the General Shareholders’ Meeting of March 31, 2010, approved  and on April 24, 2012 changed a Stock Option Plan for the executives of BRF – Brasil Foods S.A. The plan was set up to boost shareholders’ expectations that their vision and long-term commitment will be instilled in executives, fostering expertise, new competencies and the appropriate behavior to ensure business perpetuation, in addition to reinforcing the attraction and retention of top executives.

f. compensation supported by subsidiaries, controlled companies or controlling shareholders, direct or indirect

Members of the board, the fiscal committee and the statutory board receive no compensation whatsoever from subsidiaries, controlled companies or controlling shareholders, direct or indirect.

g. compensation or benefits hitched to a specific corporate event, such as sale of the Company’s controlling stake

There is no compensation or benefit in connection with any specific corporate event, such as sale of the Company’s controlling stake.

13. 2. As regards the compensation of the Board, Statutory Board and Fiscal Committee posted to the books over the past 3 fiscal years and that forecast for the current fiscal year:

YEAR: 2010	Board of Directors	Audit Committee	Statutary Board	Total
number of members	11	3	8.5	22.5
compensation (in R$)
i - Annual Fix Compensation
salary or pro-labor	3,289,566.00	349,156.00	7,626,595.00	11,265,317.00
direct and indirect benefits	0.00	0.00	1,171,983.00	1,171,983.00
participation in committeess	0	0	0	NA
other	0	0	0	NA
ii - Variable Compensation
bonus	0	0	0.00	NA
participation on results	0	0	6,910,981.74	6,910,981.74
participation on meetings	0	0	-	NA
comission	0	0	0	NA
iii - Post-job benefits	0	0	0	NA
iv - Cessation of exercise of position	0	0	2,640,561.03	2,640,561.03
v - Based on shares	0	0	0	NA
TOTAL	3,289,566.00	349,156.00	18,350,120.77	21,988,842.77

YEAR: 2011	Board of Directors	Audit Committee	Statutary Board	Total
number of members	10.75	3.17	9.67	23.59
compensation (in R$)
i - Annual Fix Compensation
salary or pro-labor	3,253,325.00	409,379.00	10,590,910.00	14,253,614.00
direct and indirect benefits	0.00	0.00	1,439,262.00	1,439,262.00
participation in committeess	0	0	0	NA
other	0	0	0	NA
ii - Variable Compensation
bonus	0	0	0.00	NA
participation on results	0	0	6,338,527.75	6,338,527.75
participation on meetings	0	0	-	NA
comission	0	0	0	NA
iii - Post-job benefits	0	0	114,408.00	114,408.00
iv - Cessation of exercise of position	0	0	614,750.32	614,750.32
v - Based on shares	0	0	4,644,768.36	4,644,768.36
TOTAL	3,253,325.00	409,379.00	23,742,626.43	27,405,330.43

YEAR: 2012	Board of Directors	Audit Commitee	Statutary Board	Total
number of members	10,00	3,00	10,67	23,67
compensation (in R$)
i - Annual Fix Compensations
salary or pro-labor	3.269.514,24	415.209,43	12.006.428,42	15.691.152,09
direct and indirect benetis	0,00	0,00	1.163.821,41	1.163.821,41
participation on committeess	0	0	0	NA
other	0	0	0	NA
ii - Variable Compensation
bonus	0	0	0,00	NA
participation on results	0	0	15.254.421,88	15.254.421,88
participations on meetings	0	0	-	NA
comission	0	0	0	NA
iii - Post-job benefits	0	0	0	NA
iv - Cessation of exercise of position	0	0	902.736,33	902.736,33
v – Based on shares	0	0	7.813.671,00	7.813.671,00
TOTAL	3.269.514,24	415.209,43	37.141.079,04	40.825.802,71

	Board of	Audit
YEAR: 2013			Statutary Board	Total
	Directors	Commitee
number of members	11,00	3,00	9,00	23,00
compensation (in R$)
i - Annual Fix Compensations
salary or pro-labor	3.688.927,51	429.773,50	11.369.142,94	15.487.843,96
direct and indirect benetis	0,00	0,00	1.222.881,28	1.222.881,28
participation on committeess	0	0	0	NA
other	0	0	0	NA
ii - Variable Compensation
bonus	0	0	0,00	NA
participation on results	0	0	8.637.228,70	8.637.228,70
participations on meetings	0	0	-	NA
comission	0	0	0	NA
iii - Post-job benefits	0	0	0	NA
iv - Cessation of exercise of position	0	0	1.230.667,74	1.230.667,74
v – Based on shares	0	0	10.686.172,83	10.686.172,83
TOTAL	3.381.511,17	429.773,50	33.146.093,49	36.957.378,16

13.3.  As regards the variable compensation of the Board, Statutory Board and Fiscal Committee over the past 3 fiscal years and that forecast for the current fiscal year:

	Board of	Audit
YEAR: 2010			Statutary Board	Total
	Directors	Committee
number of members	0	0	11	11
compensation (in R$)
Regarding bonus

i - Minimum value forecasted on the	NA	NA	NA	NA
remuneration plan
ii - Maximum value forecasted on the	NA	NA	NA	NA
remuneration plan¹
iii - Forecasted value on the remuneration plan,
if established targets are reached	NA	NA	NA	NA
iv - Effective value reconized on the results of
the exercise	NA	NA	NA	NA
Regarding participation on the results

i - Minimum value forecasted on the	NA	NA	-	-
remuneration plan
ii - Maximum value forecasted on the	NA	NA	¹	¹
remuneration plan
iii - Forecasted value on the remuneration plan,	NA	NA	6,816,739.70	6,816,739.70
if established targets are reached
iv - Effective value reconized on the results of
the exercise	NA	NA	6,910,981.74	6,910,981.74
¹ For results above the target, the potential of maximum gain is calculated proportionally to the generated result.

	Board of	Audit
YEAR: 2011			Statutary Board	Total
	Directors	Committee
number of members	10.75	3.17	9.67	23.59
compensation (in R$)
Regarding bonus

i - Minimum value forecasted on the	NA	NA	NA	NA
remuneration plan
ii - Maximum value forecasted on the
remuneration plan	NA	NA	NA	NA
iii - Forecasted value on the remuneration plan,
if established targets are reached	NA	NA	NA	NA
iv - Effective value reconized on the results of
the exercise	NA	NA	NA	NA
Regarding participation on the results

i - Minimum value forecasted on the	NA	NA	-	-
remuneration plan

ii - Maximum value forecasted on the	NA	NA	13,183,464.00	13,183,464.00
remuneration plan

iii - Forecasted value on the remuneration plan,	NA	NA	6,591,732.00	6,591,732.00
if established targets are reached
iv - Effective value reconized on the results of
the exercise	NA	NA	6,338,527.75	6,338,527.75

	Board of	Audit
YEAR: 2012			Statutary Board	Total
	Directors	Commitee
Number of members	10,00	3,00	10,67	23,67
Regarding bonus
i - Minimum value forecasted on the
remuneration plan	NA	NA	NA	NA
ii - Maximum value forescated on the
remuneration plan	NA	NA	NA	NA
iii- Forecasted value on the remuneration plan,
if established targets and reached	NA	NA	NA	NA
iv- Effective value reconized on the results of
exercise	NA	NA	NA	NA
Regarding participation on the results
i - Minimum value forecasted on the
remuneration plan	NA	NA	-	-
ii - Maximum value forescated on the
remuneration plan	NA	NA	19.267.566,00	19.267.566,00
iii- Forecasted value on the remuneration plan,	NA	NA	9.633.783,00	9.633.783,00
if established targets and reached
iv- Effective value reconized on the results of
exercise	NA	NA	15.254.421,88	15.254.421,88

	Board of	Audit
YEAR: 2013			Statutary Board	Total
	Directors	Commitee
Number of members	11,00	3,00	9,00	23,00
Regarding bonus

i - Minimum value forecasted on the	NA	NA	NA	NA
remuneration plan

ii - Maximum value forescated on the	NA	NA	NA	NA
remuneration plan
iii- Forecasted value on the remuneration plan,
if established targets and reached	NA	NA	NA	NA
iv- Effective value reconized on the results of
exercise	NA	NA	NA	NA
Regarding participation on the results
i - Minimum value forecasted on the
remuneration plan	NA	NA	-	-
ii - Maximum value forescated on the
remuneration plan	NA	NA	17.274.457,40	17.274.457,40

iii- Forecasted value on the remuneration plan,	NA	NA	8.637.228,70	8.637.228,70
if established targets and reached
iv- Effective value reconized on the results of
exercise	NA	NA	-	-

13.4 – As regards the share-based compensation plan of the Board and statutory board in effect over the previous fiscal year and forecast for the current fiscal year:

Overall terms and conditions

The Stock Option Plan of BRF – Brasil Foods S.A. approved by the General Shareholders’ Meeting of March 31, 2010 and changed on April 24, 2012, is made up of 2 instruments:  the “Stock Option Plan” and the “Additional Stock Option Plan”, targeted at the statutory or non-statutory officers and others of BRF – Brasil Foods S.A. and/or of BRF’s controlled companies.

The first instrument will be based on the Stock Option concept, by which the company grants executives the right (not the obligation) to buy outstanding shares at pre-designated prices (strike price) and terms.

The second instrument, optional, provides for the distribution of Stock Options according to the ratio between the amount an eligible participant would spend to buy company stock on the stock exchange where the company trades and the net amount received under the profit sharing scheme by Beneficiaries of the Company or Controlled Company, as applicable, in the year of acquisition.

It is up to the Board to approve the list of participants and the number of options to be distributed yearly, and such approval is subject to achievement of the bottomline previously established by the Company and appreciation of the stock price. Participation in one distribution cycle is no guarantee of participation in future distribution cycles.

By the calculation method used to determine the number of stock options in the first “Stock Option Plan” instrument, as Company stock appreciates according to expectations during the stipulated vesting period, the resulting gain shall be equivalent to the target reward the executive is entitled to. By this concept, Participants will only tap their full gain potential if shareholders’ expectation of stock appreciation materializes.

Under the second instrument, “Additional Stock Option Plan”, the number of options to be distributed to each participant will result from the ratio between the amount an eligible participant would spend to buy company stock through a broker on the stock exchange where the company trades and the net amount received under the profit sharing scheme by Beneficiaries of the Company or Controlled Company, as applicable, in the year of acquisition, as follows:

  The beneficiaries that spend amounts equal to or in excess of 50% of their net profit sharing value will be granted options equivalent to twice the number of shares.

  The beneficiaries that spend amounts equal to or in excess of 25% and lower than 50% of their net profit sharing value will be granted options equivalent to the same number of shares.
  The beneficiaries that spend amounts short of 25% of their net profit sharing value will be granted options equivalent to half the number of shares.

Plan participants shall sign with the Company individual option contracts, by which they acquire the right to the stock options issued by the company. This right is personal and inalienable.

Management of the plan is up to the Company’s Board, observing the applicable legal requirements and the maximum dilution limits approved by the Shareholders’ Meeting. The Board is entitled to resort to the Executive Compensation and Development Committee for advice.

Key objectives of the plan

BRF – Brasil Foods Plan has the following objectives: (a) attract, retain and motivate Participants; (b) create value for Company shareholders; and (c) encourage an entrepreneurial vision of the business.

how the plan contributes to these objectives

BRF – Brasil Foods S.A., by offering an exclusive and competitive investment opportunity to its executives, hopes to align the initiatives of those participating in the Long-term Stock Option plan with the vision of Company shareholders and investors, hitching officers’ long-term variable compensation to the perpetuation of the business, and therefore fostering their commitment and sustainable interest.

how the plan fits the issuer’s compensation policy

The Stock Option Plan aims to supplement the compensation package offered to executives, reinforcing attraction and retention of key executives, according to item 13.1.

e.         how the plan aligns officers’ and issuer’s interest in the short, medium and long terms.

The Stock Option Plan will boost shareholders’ and investors’ expectations that their vision and long-term commitment will be instilled in executives, fostering expertise, competencies and appropriate behavior to ensure business perpetuation.

The options distributed in both contracts may only be exercised as of one (01) year from the date of distribution at the maximum ratio of 1/3 of the options each year, up to 5 years, and beneficiaries are committed to the constant appreciation of stock prices over the short, medium and long term.

f.          maximum number of shares included

The maximum number of shares that can be allocated to a stock option distribution, taking into account every plan in the Company, amounts to 2% of BRF – Brasil Foods S.A.’s total shares outstanding, for a total 17,449,464 shares on the date this reference document was drawn up.

g.         maximum number of options to be distributed

The maximum number of options that can be allocated to a stock option distribution, taking into account every plan in the Company, amounts to 2% of BRF – Brasil Foods S.A.’s total shares outstanding, for a total 17,449,464 shares on the date this reference document was drawn up.

h.         share acquisition terms

To acquire shares, according to the distribution contracts, Beneficiaries shall observe the vesting period as described in letter “J” of this document. After the vesting period is up and if Beneficiaries are interested in exercising their right, they should do so by express written notification.

If there are no legal impediments, at the ordinary meeting of the month immediately following receipt of this Exercise Notification, the Board will carry out the respective increase in the Company’s capital stock, within the limits of the authorized capital; or will perform all the acts required to authorize the private placement of the Shares kept in the treasury so as to grant Participants the Shares relating to the options they have exercised.

The Company will perform all the necessary acts to register the Shares subscribed or acquired by Participants with the financial institution responsible for the bookkeeping of the Shares.

The Shares acquired or subscribed shall earn dividends and other proceeds as if they had been acquired on the same date at BMF&BM&FBOVESPA.

Exercise of the option performed according to the terms herein shall be formalized by execution of a Subscription Agreement; a Stock Purchase Agreement; or any other document required by the Board and/or the financial institution responsible for the bookkeeping of the Shares, which shall compulsorily contain the following information: (a) the amount of Shares acquired or subscribed; (b) the Strike Price; and (c) the means of payment.

Beneficiaries may affect payment up to five (05) business days following registration of the Shares on their behalf, and have the choice of using the net proceeds ( after tax ) from trading the Shares acquired through the option exercise to pay up the Strike Price.

 i.         criteria to set the acquisition or strike price

The strike price of stock options shall be set by the Board and be equivalent to the stock average closing price on the 20 trading sessions prior to execution of the Distribution Contract. This rule applies to both plans:  “Stock Option Plan” and “Additional Stock Option Plan”.

The strike price will be monthly restated by the Consumer Price Index (IPCA), or any other index the Board chooses to use from the date of distribution to the month prior to submission by Beneficiaries of the Option Exercise Notification.

j.          criteria to set the option term

Among the criteria to set the option term are market practices and a reasonable time window so as to allow the Shares held by the Beneficiaries to have an impact on the business in terms of growth and price appreciation. This rule applies to both plans:

The Options distributed under the terms of the Stock Option Plan may be exercised by Participants observing the minimum vesting period designated below:

(a) Up to one-third ( 1/3) of the Options total may be exercised after one (01) year from execution of the Distribution Contract;

(b) Up to two-thirds (2/3) of the Options total may be exercised after two (2) years from execution of the Distribution Contract; and

(c) All the Options may be exercised after three (3) years from execution of the Distribution Contract.

Following the aforementioned minimum terms, which can be extended at the sole discretion of the Board in the Distribution Contract, the Exercisable Options will be considered Mature Options and hence beneficiaries will have acquired the right to strike them at their discretion, observing the maximum expiration date.

The Options distributed under the terms of the Additional Stock Option Plan may be exercised by beneficiaries, observing the following provisions:

(a) Up to one-third ( 1/3) of the Options total may be exercised after one (01) year from execution of the Additional Stock Option Contract;

(b) Up to two-thirds ( 2/3) of the Options total may be exercised after two (02) years from execution of the Additional Stock Option Contract; and

(b) All the Options may be exercised after three (3) years from execution of the Additional Stock Option Contract.

k.         settlement

To meet the need for Options and pursuant to the legislation and specific regulations (particularly CVM ruling 390/03 and Law 6.404/76, including changes) the Board may press ahead and issue new Shares within the limits of the authorized capital or privately place the Shares in the treasury.

l.          restrictions on Share transfers

The Shares acquired or subscribed according to the rules in the “Stock Option Plan” and the “Additional Stock Option Plan” and individual distribution contracts are not subject to any restriction period so that beneficiaries are free to trade them at any time.

m.        criteria and events that can lead to suspension, changes or dismissal of the plan

In the event of corporate restructuring, either through mergers, takeovers or changes to the Company, or still if the Company retires from the Novo Mercado segment, the Board shall decide upon the effects of this corporate restructuring on the Options distributed by that date.

And, in the event of a change in the number of Shares, either by stock grouping, stock split or stock dividend distribution, the Options and the strike price may be equally adjusted, at the discretion of the Board, to avoid any distortions and losses to the Company and/or Beneficiaries.

n.         effect  of officers’ departure from the issuer’s entities on their rights under the stock compensation plan

According to the “Stock Option Plan” and the “Additional Stock Option Plan” the rules on departure from the company by severance are the following:

1. In the event of voluntary departure or severance without just cause, Mature Options will have their term brought forward and must be exercised within at most thirty (30) days from the severance notice;  the Options yet to mature will be canceled.

2. In the event of severance with just cause, all the Options distributed among the Beneficiaries, including but not limited to Mature Options, will be canceled as of the severance notice.

3. The Options canceled according to provisions 1 and 2 above will not grant Beneficiaries any rights of indemnity.

4. The Distribution Contracts or the Additional Stock Option Contracts will be terminated as of the date of severance of the Beneficiaries and this termination will not grant Beneficiaries any rights of indemnity.

5. The aforementioned provisions will not apply to statutory officers that failed reelection to their respective positions, as long as they still remain on the staff of the Company and/or Controlled companies, in which case the Distribution Contracts or Additional Stock Option Contracts, as applicable, will remain in force and keep the same terms and conditions.

In cases of disability or no disability retirement of the Beneficiaries, the Maturing Options may be exercised within the option term as per the Distribution Contract ou the Additional Stock Option Contract, as applicable; and the Options yet to mature will be automatically brought to maturity, becoming immediately exercisable within the option term set in the Distribution Contract or the Additional Stock Option Contract, as applicable.

In the event of Beneficiaries’ death, the Options will pass on to their heirs and/or legatees, and the Maturing Options may be exercised within a new option term of twelve (12) months starting on the date of the Beneficiaries’ death; and the Options yet to mature will be immediately brought to maturity, becoming exercisable within the term of twelve (12) months starting on the date of the Beneficiaries’ death.

13.5. Inform the number of Shares directly or indirectly held, in Brazil or abroad, and any other convertible securities issued by the issuer, by its direct or indirect controlling shareholders, by its controlled companies or under shared control, by members of the board, the statutory board or the fiscal committee, grouped together by entity, on the closing date of the last fiscal year.

Shareholder	Ordinary Options	%
Major Shareholders	249.010.629	40.73%
Management:
Board of Directors	9.564.898	1.56%
Directors	152.755	0.02%
Supervisory Board	0	0.00%
Options in Treasury	2.399.335	0.39%
Other Shareholders	611.345.629	100.00%
	872.473.246	142.71%
Shares circulating on the market	611.345.629	100.00%
Database: December 31, 2012.
Entity issuing the shares: The BRF – Brasil Foods S.A., Publicly Traded Company with Authorized Capital, CNPJ number
01.838.723/0001-27.

13.6. Regarding share-based compensation recognized in the books over the past three fiscal years and that forecast for the current fiscal year payable to the board and the statutory board.

YEAR: 2010	Board of Directors	Fiscal Council		Statutory Board

b. number of members	0	0		8
c. related to the options still non-exercisable
i - the date of grant	NA	NA		5/3/2010
ii - the amount granted options	NA	NA		555,000
2011 - 1/3 of options
	NA	NA	2012 - 2/3 of options
iii-term so that the options become exercisable			2013 - 3/3 of options
iv-term restriction on transfer of shares	NA	NA		NA
v-Weighted average exercise price of each of
the following groups of options:
• open at the beginning of fiscal year	NA	NA		-
• lost during the fiscal year	NA	NA		-
• exercised during the fiscal year	NA	NA		-
• expired during the fiscal year	NA	NA		-
d. fair value of options at the grant date	NA	NA	R$	7.77
e. potential dilution in the event of exercise of all			0,06% of the total
	NA	NA
options granted			shares of the Company.

YEAR: 2011	Board of Directors	Fiscal Council		Statutory Board

b. number of members	10.00	3.00		8.00		11.00
c. related to the options still non-exercisable				Grant 2010		Grant 2011
i - the date of grant	NA	NA		5/3/2010		5/2/2011
ii - the amount granted options	NA	NA		555,000		1,129,140
			2011 - 1/3 of options		2012 - 1/3 of options
iii-term so that the options become exercisable	NA	NA	2012 - 2/3 of options		2013 - 2/3 of options
			2013 - 3/3 of options		2014 - 3/3 of options
iv-term restriction on transfer of shares	NA	NA		NA		NA
v-Weighted average exercise price of each of
the following groups of options:
• open at the beginning of fiscal year	NA	NA		24.39		-
• lost during the fiscal year	NA	NA		25.21
• exercised during the fiscal year	NA	NA		25.44		-
• expired during the fiscal year	NA	NA		-		-
d. fair value of options at the grant date	NA	NA	R$	7.77	R$	11.36

e. potential dilution in the event of exercise of all			0,06% of the total		0,11% of the total
	NA	NA
options granted			shares of the Company. shares of the Company.

YEAR: 2012	Board of Directors	Fiscal Council				Statutory Board

b. number of members	10	3,00		8,00		11,00		10,67

c. related to the options still non-exercisable				Grant 2010		Grant 2011		Grant 2012
i - date of grant	NA	NA		3/5/2010		2/5/2011		2/5/2012
ii - amount of granted options	NA	NA		555.000		1.129.140		1.032.710
			2011 - 1/3 of options		2012 - 1/3 of options		2013 - 1/3 of options
iii- term so that the options become exercisable	NA	NA	2012 - 2/3 of options		2013 - 2/3 of options		2014 - 2/3 of options
			2013 - 3/3 of options		2014 - 3/3 of options		2015 - 3/3 of options
iv- term of restriction on transfer of shares	NA	NA		NA		NA		NA
v- Weighted average exercise price of each of
the following groups of options:
• open at the beginning of fiscal year	NA	NA		25,90		32,01		-
• lost during the fiscal year	NA	NA		-		32,84		35,40
• exercised during the fiscal year	NA	NA		26,89		33,22		-
• expired during the fiscal year	NA	NA		-		-		-
d. fair value of options at the grant date	NA	NA	R$	7,77	R$	11,36	R$	7,82

e. potential dilution in the event of exercise of all			0,06% of the total		0,13% of the total		0,12% of the total
	NA	NA
options granted			shares of the Company		shares of the Company		shares of the Company

YEAR: 2013	Board of Directors	Fiscal Council	Statutory Board

b. number of members	11,00	3,00	8,00	11,00	10,67	9,00

c. related to the options still non-exercisable	Grant 2010	Grant 2011	Grant 2012	Grant 2013
i - date of grant	NA	NA	40301	2/5/2011	2/5/2012	2/5/2013
ii - amount of granted options	NA	NA	555.000	1.129.140	1.032.710	896.590
2011 - 1/3 of options	2012 - 1/3 of options	2013 - 1/3 of options	2014 - 1/3 of options
iii- term so that the options become exercisable	NA	NA	2012 - 2/3 of options	2013 - 2/3 of options	2014 - 2/3 of options	2015 - 2/3 of options
2013 - 3/3 of options	2014 - 3/3 of options	2015 - 3/3 of options	2016 - 3/3 of options
iv- term of restriction on transfer of shares	NA	NA	NA	NA	NA	NA
v- Weighted average exercise price of each of
the following groups of options:
• open at the beginning of fiscal year	NA	NA	25,90	32,15	-	-
• lost during the fiscal year	NA	NA	-	-	34,12	-
• exercised during the fiscal year	NA	NA	26,89	-	29,42	-
• expired during the fiscal year	NA	NA	-	-	-	-
d. fair value of options at the grant date	NA	NA	7,77	R$	11,36 R$	7,82	R$	7,82

e. potential dilution in the event of exercise of all	0,06% of the total	0,13% of the total	0,12% of the total	0,10% of the total
NA	NA
options granted	shares of the Company shares of the Company	shares of the Company	shares of the Company

13.7. Regarding the Board’s and the statutory board’s outstanding options at the end of the last fiscal year.

2012	Board of Directors				Statutory Board

Year of award			2010		2011		2012
b. number of members	-		8,00		11,00		10,67
c. related to the options still non-exercisable
i - quantity	-		244.932		671.891		1.032.710

				335.946 em 03/05/2013		344.237 em 03/05/2013
	-					344.237 em 03/05/2014
		244.932 em 03/05/2013		335.945 em 03/05/2014
ii - date that it will become exercisable						344.236 em 03/05/2015
iii- deadline for the exercise option	-		2/5/2015		1/5/2016		1/5/2017
iv- transfer of shares restriction time	-		não há.		não há.		não há.
v- weighted average price of the exercise²	-		26,49		32,74		35,50
vi-options fair value in the last day of the fiscal
year³	-	R$	7,77		11,36		7,82
d. related to the exercisable options¹
i - quantity	-		195.434		302.809		-
ii - deadline for the exercise option	-		2/5/2015		2/5/2016		-
iii- transfer of shares restriction time	-		não há.		não há.
iv- weighted average price of the exercise	-		26,49		32,74		-
v- options fair value in the last day of fiscal
year³	-	R$	7,77		11,36		-
vi- total options fair value in the last day of the
fiscal year	-	R$	1.518.519,59	R$	3.439.910,24	R$	-
¹ As Regulation of the Stock Option Plan, options may be only exercised within 30 days following the disclosure of annual
² Preço médio ponderado do último exercício social
³ Fair value of options defined on the grant date.

13.8. Regarding options exercised and shares delivered to the Board and the statutory board under the share-based compensation scheme over the past 3 fiscal years.

Options Exercised - Year Ended 12/31/2012	Board of Directors	Statutory Board

Number of members	0		7
Options Exercised - Year Ended 12/31/2012
Number of shares	NA		297.700
Weighted average price of the year	NA	R$	29,42

total value of the difference between the exercise value	NA
and market value of shares related to options exercise			3.349.426
Shares Delivered
Number of shares	NA		NA
Weighted average price of the year	NA		NA
total value of the difference between the exercise value
	NA
and market value of shares related to options exercise			NA

13.9. Summary description of the information that understanding the data presented in items 13.6 through 13.8 requires, such as an explanation of the pricing method used for shares and options.

a.         pricing model

The Black-Scholes-Merton model was used to price the Options under the Stock Option Plan of BRF Brasil Foods S.A.

b.         data and assumptions used in the pricing model, including average weighted price of the shares, strike price, expected volatility , option term, expected dividends and risk-free rate of return.

Bearing in mind that the amounts relating to the  distribution cycle refers to delivery performed up to the day this document was drawn up, the following assumptions were used to price the options under BRF’s Stock Option Plan :

Share Price: the closing price in the trading session prior to the date of distribution (BMF&BM&FBOVESPA - ticker BRFS3);

Strike price: Results from the average closing price (BMF&BM&FBOVESPA – ticker BRFS3) of the last 20 trading sessions prior to the date of distribution of the options, restated by the IPCA;

Option term: The Options distributed under the terms of the Stock Option Plan may be exercised by Participants observing the minimum vesting period designated below: (a) Up to one-third ( 1/3) of the Options total may be exercised after one (01) year from execution of the Distribution Contract; (b) ) Up to two-thirds (2/3) of the Options total may be exercised after two (2) years from execution of the Distribution Contract; (c)  All the Options may be exercised after three (3) years from execution of the Distribution Contract; and (d) The maximum term is five (5) years after distribution for exercising the options;

Risk-free Rate of Return: The risk-free rate of return of choice is the NTN-B (Brazilian Treasury Note) available on the date of pricing and holding the same maturity as the options;

Dividends rate: the Company’s dividend distribution track record over the past 4 years was taken into account; and

Volatility of nominal shares issued by the Company: BRF used the track record of the Company’s nominal shares to set the volatility rate.

c.   method used and assumptions adopted to incorporate the expected effects of early strike.

According to the pricing methodology of the options at hand (Black-Scholes-Merton) and the features of BRF’s Stock Option Plan no assumptions were used to incorporate the effects of early strikes.

d.    how to determine the expected volatility.

BRF used the track record of the Company’s nominal shares to set the volatility rate.

e.    any other option characteristic that has been included in the assessment of fair value.

Not applicable

13.10. Regarding the active pension plans granted to board members and statutory officers, provide the following information in table format:

	Board of Directors		Statutory Board
b. number of members	N/A	08	01	01

		Brasil Foods Pension Plan II		Benefit Plan of Foundation
c. Plan name	N/A		Brasil Foods Pension Plan III	"Atilio Francisco Xavier
		(closed to new members)		Fontana"
d. amount of directors that comprises conditions
for retirment ¹	N/A	02	00	00

		- reaching the age of 55 years	- reaching the age of 55 years	- Fulfill the term of 10 years of
		old;	old;	contribution to the plan

		- 3 years of credited service	- 3 years of credited service	-joy the retirement benefit by
e. conditions for early retirement	N/A			time of contribution granted by
		(participating on the plan);	(participating on the plan);	Welfare Regime Official

		- termination of employment	- termination of employment	- termination of employement
		with the sponsor	with the sponsor	with the sponsor

f. updated value of accumulated contributions in				³
the pension plan until the end of last fiscal year	N/A	R$ 6.315.499,25	R$ 107.952,65
less the portion relating to contributions made
directly by administrators²

g. cumulative total value of contributions made
during the last social year, less the portion relating	N/A	R$ 541.006,88	R$ 6.514,81	R$ 0,00
to contributions made directly by administrators

		There is no provision for	There is no provision for	There is no provision for
h. if there is the possibility of redemption and	N/A	redemption, except on the	redemption, except on the	redemption, except on the
what conditions		termination of employment	termination of employment	termination of employment

¹ Fulfills the conditions, however, it is necessary to assure the termination of employment
² Total value of contributions forms sponsor (since joining the plan) plus profitability
³ The FAF Benefit Plan is structured as defined benefit, which is characterized by mutualism. Thus, the contributions made to the plan by both the sponsor and the participants become part of the insurer mathematical provisions of the benefits offered its participants, without individualization.
THe FFA keeps track of contributions made by each participant, therefore before a shutdown request prior plan, the values corresponding to them can be redeemed or ported.
However, it doens't keep track of individual and cumulative contributions paid by the sponsors.

13.11. In table format, provide the following information on the board, statutory board and fiscal committee over the past 3 years:

	Board of		Estatutory
YEAR: 2010		Fiscal Council
	Directors		Executives
b. number of members	11,00	03,00	08,50
c. value of the highest personal income	499.446,18	149.629,23	3.178.683,12
d. value of the lowest personal income	249.751,01	99.763,63	1.117.718,71
e. average value of individual
compensation	299.051,45	116.385,33	2.158.837,74

	Board of		Estatutory
YEAR: 2011		Fiscal Council
	Directors		Executives
b. number of members	10,75	3,17	9,67
c. value of the highest personal income	577.580,08	173.037,28	4.167.358,74
d. value of the lowest personal income	288.822,30	173.037,28	1.372.526,47
e. average value of individual
compensation	302.634,88	129.141,64	2.455.287,12

Note:
¹ For all organs, the member with the highest personal income held the position for 12 months
² For the lowest personal income, we excluded members who have served for less than 12 months

	Board of		Estatutory
YEAR: 2012		Fiscal Council
	Directors		Executives
b. number of members	10,00	3,00	10,67
c. value of the highest personal income	594.402,84	178.077,24	6.256.869,17
d. value of the lowest personal income	297.234,60	118.731,00	1.708.016,83
e. average value of individual
compensation	326.951,42	138.403,14	3.481.976,16

¹ For all organs, the member with the highest personal income held the position for 12 months
² For the lowest personal income, we excluded members who have served for less than 12

	Board of		Estatutory
YEAR: 2013		Fiscal Council
	Directors		Executives
b. number of members	11,00	3,00	9,00
c. value of the highest personal income	614.764,06	184.177,26	5.699.382,56
d. value of the lowest personal income	307.416,35	122.798,12	1.537.476,40
e. average value of individual
compensation	338.151,12	143.257,83	3.820.413,74
¹ For all organs, the member with the highest personal income held the position for 12 months
² For the lowest personal income, we excluded members who have served for less than 12 months

13.12. Describe agreements, insurance policies or other instruments that make up mechanisms of compensation or indemnification for officers in the event of severance or retirement, indicating the financial consequences to the issuer.

There are no instruments that make up mechanisms of compensation or indemnification for officers in the event of severance or retirement.

13.13. regarding the past 3 fiscal years, indicate the percentages of total compensation of each entity posted to the issuer’s books in reference to the members of the board, statutory board or fiscal committee that are related to controlling shareholders, direct or indirect, as established in the accounting standards pertinent to the topic.

There is no percentage of total compensation posted for each entity that is related to controlling shareholders, direct or indirect.

13.14. regarding the past 3 fiscal years, indicate the amounts posted to issuer’s books as compensation to board , statutory board or fiscal committee members, grouped by entity, for any reason other than performance of their corporate function, such as for instance, commissions and advisory or consultancy services rendered.

There is no amount posted to issuer’s books as compensation to board members, statutory officers or fiscal committee members, for any reason other than performance of their corporate function, such as for instance, commissions and advisory or consultancy services rendered.

13.15. Regarding the past 3 fiscal years, indicate the amounts appearing in the books of controlling shareholders, direct or indirect, companies under shared control and companies controlled by the issuer, as compensation to the issuers’ board , statutory board or fiscal committee members, grouped by entity, specifying the reasons why those amounts were paid to these individuals.

There are no amounts appearing in the books of controlling shareholders, direct or indirect, companies under shared control and companies controlled by the issuer, as compensation to the issuers’ board, statutory board or fiscal committee members.

STOCK  OPTIONS PLAN

BRF - BRASIL FOODS S.A.

Índice Geral

ÍNDICE GERAL
Plan General Guidelines			3
Plan			4
1.	Plan Objectives		4
2.	Definitions		4
3.	Stock Options Plan		5
	3.1.	Eligibility	6
	3.2.	Granting of Options	6
	3.3.	Grace Period of the Stock Options Plan (Vesting)	7
4.	Additional Stock Options Plan		7
	4.1.	Eligibility	7
	4.2.	Granting of Options	8
	4.3.	Grace Period of the Additional Stock Options Plan (Vesting)	9
5.	Plan Management		9
6.	Actions		10
7.	Maximum Validity Term for the Exercise of Options		11
8.	Negotiation of Options and Shares		11
9.	Exercise of Options		12
10.	Option Price of Options and Payment Method		13
11.	Dismissal, Retirement, Permanent Invalidity or Death		13
12.	Society Restructure and Change in Number of Shares		14
13.	Miscellaneous		14

Plan General Guidelines

In order to offer an investment opportunity for the directors, statutory or not and others (“Beneficiaries”), of BRF – Brasil Foods S.A. (the “Company”) by increasing the level of attracting, retaining and motivating them, aligning the interests of Beneficiaries, shareholders and investors, it is implemented the stock  options plan (the “Stock Options Plan ”) in conjunction with an additional Shares purchase plan by the Beneficiaries with Options parity (the “Additional Stock Options Plan ”), together with the Stock Options Plan  the “Plan”, which shall comply with the following General Guidelines:

1.         Objectives. The Plan shall have the following objectives: (a) attract, retain and motivate the Beneficiaries, (b) generate value for the Company´s shareholders, and (c) support the vision of “owner”, (d) alignment between executives and shareholders over the long term.

2.         Eligible Beneficiaries. The directors, statutory or not, and others of the Company and/or its Subsidiaries may be elected as beneficiaries of the Option grants pursuant to the Plan,   (the “Beneficiaries”).

3.         Grant. The Options grant by means of the Plan shall be annual, subject to the right of the Board of Directors not to grant any Options in the face of legal, statutory restrictions or limits set forth herein. The Stock  Options Plan shall be based on results achieved by the Company, as previously defined by the Board of Directors.The granting of the Additional Stock  Options Plan shall be based on the proportion between the amount expended by the Beneficiary to acquire Shares of the Company on stock exchange market in which the Company negotiates its Shares and the value of the Profit Sharing (PR) received by the Beneficiary of the Company and/or its Subsidiaries in the year of the Shares purchase.

4.         Option. The Beneficiary shall be granted options to purchase or subscribe Shares (“Options”). Each Option shall grant its holder the right to subscribe for a new Share or the purchase of a Share held in treasury.

5.         Term. The Plan shall enter into force from the date of its adoption by the Company General Meeting, and shall be effective for a period of 5 (five) years.

6.         Plan Management..The Plan shall be managed by the Board of Directors of the Company, within the limits set out in these General Guidelines and applicable law. It is granted to the Board of Directors to use the People Committee of Executives to support in the Plan management.The Board of Directors shall have, among others, the power to: (a) appraise and approve the recommendations as to the Beneficiaries and the number of Options granted in each year;(b) guarantee compliance with the rules of the Plan, and judge exceptional cases not provided for therein; (c) monitor the Plan operation, market practice and legislation, changing the rules applicable to the Plan described below, always within the limits established by the applicable law and the General Guidelines;(d) approve increases in the social capital of the Company, within the limit of authorized capital and/ or negotiate privately with Shares held in treasury to comply with obligations set forth herein;(e) change every year, the number of Options granted and not yet exercised; and  (f) report to the market, CVM, SEC and BM & FBovespa the necessary information about the Plan.

7.         Decrease Limit. The Plan shall grant Options to Beneficiaries depending on the results achieved by the Company, being, however, that the Options granted by the Plan at any time shall not exceed, in aggregate, the maximum limit of 2,5% (Two point five) of the total number of Shares.

Plan

1.            Plan Objectives.

1.1. This Plan aims at establishing rules for the Beneficiaries of the Company, who subject to certain conditions, are able to purchase Shares by granting of Options, in order to:

(a)        Align interests of Beneficiaries, shareholders and investors;

(b)        Design the vision and long-term commitment between the Beneficiaries and the Company;

(c)        Encourage the vision of “owner” of the Beneficiaries;

(d)        Attract, retain and motivate the beneficiaries of the Company, and

(e)        Generate value for shareholders.

2.            Definitions.

2.1. The following terms used in capital letters hereunder either in singular or plural shall have the following definitions:

(a)           Share  – These are nominal common shares which represent the social capital of the Company.

(b)           Parity Shares – These are Shares purchased by the Beneficiaries for participation in the Additional Stock Options Plan.

(c)           Beneficiary  – This is the director, statutory or not, and others of the Company and/or Subsidiaries, to whom Options may be granted.

(d)           Committee  – This is the Committee constituted by the Board of Directors to assist in the Plan management.

(e)           Board of Directors – This is the Board of Directors, composed of members appointed by the Company General Meeting.

(f)            Grant Agreement – This is the individual agreement entered between the Company and the Beneficiary which shall govern, particularly and specifically, the terms and conditions of Options granted to the latter under this Stock Options Plan .

(g)           Additional Stock  Options  Agreement – This is the agreement entered between the Company and the Beneficiary which shall govern, particularly and specifically, the terms and conditions of Options granted under the Additional Shares Purchase Option Plan.

(h)           Subsidiary  – This is every and each society in which the Company holds rights that ensure priority in the company decision making process; and/or power to elect a majority of its management; and/or power to run the company´s businesses.

(i)            General Guidelines – These are guidelines submitted and approved by the General Meeting which shall be complied by the Board of Directors and Committee, if formed, for the period of the Plan management.

(j)            Notice of Option - This is the notice of the Beneficiary´s intention to exercise Due Options.

(k)           Option Price – This is the amount to be paid in national currency for the exercise of each Option and shall be calculated in accordance with item 10.

(l)            Option  – This is the possibility of the Beneficiary to subscribe or purchase Shares at the Option Price. Each Option grants to its holder the contingent right to subscribe and/or purchase one (1) Share, upon the exercise of the Due Option.

(m)           Due Option– This is the option that met the conditions necessary to exercise preemptive subscription and/or purchase right of Shares, therefore they are able to be exercised.

(n)           Plan – This is the Stock  Options Plan  in combination with Additional Stock Options Plan  managed by the Board of Directors and Committee, if formed, within the limits set forth by the applicable law and the General Guidelines.

(o)           Stock  Options Plan – This is the plan to grant Options, based on results achieved by the Company.

(p)           Additional Stock Options Plan  – This is the plan to grant Options to the Beneficiary by the Company based on the results achieved by the Company, the award of which is based on a parity relationship with the Shares purchased by such Beneficiary at the stock market in which the Company negotiates its Shares.

(q)           Company  – This is BRF – Brasil  Foods S.A.

3.            Stock Options Plan

3.1.      Eligibility.

3.1.1. Beneficiaries shall be eligible to take part in the Stock Options Plan .

3.1.2. In order to dispel any doubt, eligibility to take part in Shares Purchase Option Plan does not represent: (a) any warrant to granting of Options, which shall depend on the results achieved by the Company, as established by the Board of Directors, and the appreciation of the Company´s business; (b) any equality or analogy obligation between the Beneficiaries of the same hierarchical position, and (c) any guarantee of stability to the position held by the Beneficiary.

3.1.3. Each Beneficiary must sign a participation agreement to the Stock Options Plan  agreeing with all terms and conditions of the Plan.

3.2.      Granting of Options.

3.2.1. Yearly, between February and May each year, the Board of Directors shall agree on the Beneficiaries on whose behalf options under the Stock Options Plan shall be granted, the Option Price of each Option and the conditions of its payment, terms and conditions of exercise of each Option and any other conditions related to such Options.

3.2.1.1. The granting of Options shall be based on (a) the achievement yearly by the Society of effective results and (b) the valuation of the Company´s business.

3.2.1.2. In order to dispel any doubt, there shall be no warrant for the annual grant of Options, which shall depend, among other factors, on the economic-financial feasibility of the annual grant of Options. In addition, any valuation of the Company´s business shall not necessarily cause the granting of Options.

3.2.1.3. At the sole discretion of the Board of Directors at the annual meeting called for the granting of Options may be determined not granting of Options.

3.2.2. The number of Options to be granted shall be determined by the Board of Directors in granting Options subject to the provisions herein.

3.2.3. The granting of Options under the Plan is accomplished by the execution of Grant Agreements between the Company and each of the Beneficiaries, which shall specify without prejudice to other conditions set forth by the Board of Directors or the Committee (as applicable):

3.2.3.1. (a) the amount of Options scope of the granting, (b) the conditions for receiving the right to exercise the Option, including grace periods; (c) the expiry date of the Options, (d) the Option Price and payment terms, and (e) any other specific terms and conditions set forth by the Board of Directors, within the limits laid down in applicable law, General Guidelines and herein.

3.2.3.2. In order to dispel any doubt, the Granting Agreements shall be individual and may accordingly have different terms and conditions from one another, consistent with the sole discretion of the Board of Directors.

3.3.      Grace Period of the Stock Options Plan  (Vesting)

3.3.1.  The Options granted under the Stock Options Plan  may be exercised by the beneficiaries, pursuant to minimum periods of grace hereunder:

(a)           Up to 1/3 (one third) of all Options may be exercised after one (1) year from the signature of the Granting Agreement;

(b)           Up to 2/3 (two thirds) of all Options may be exercised after 2 (two) years from the signature of the Granting Agreement, and

(c)           All Options may be exercised after three (3) years from the signature of the Granting Agreement.

3.3.1.1. Upon elapsing of the minimum deadlines stated above, which may be extended at the sole discretion of the Board of Directors in the Granting Agreement, exercisable Options shall be considered Due Options, and thus having the Beneficiary become entitled to exercise them at its discretion, respecting the maximum expire date of the Options set out in item 7, below.

4.            Additional Stock Options Plan

4.1. Eligibility.

4.1.1. Beneficiaries shall be eligible to take part in the Additional Stock Options Plan.

4.1.2.In order to dispel any doubt, eligibility to take part in Additional Stock Options Plan does not represent: (a) any warrant to granting of Options, which shall depend on the results achieved by the Company, b) any equality or analogy obligation between the Beneficiaries of the same hierarchical position, (c) any guarantee of stability to the position held by the Beneficiary (d) any guarantee of participation in the subsequent Additional Stock Options Plan.

4.1.3. Each Beneficiary shall sign a participation agreement to the Additional Shares Purchase Option Plan agreeing with all terms and conditions of the Additional Shares Purchase Option Plan.

4.2.      Granting of Options.

4.2.1. Within 30 (thirty) days after signature of the annual participation agreement to the Additional Stock  Options Plan , to the Beneficiary to purchase shares at the stock exchange market at which the Company negotiates its shares, Options shall be granted according to the proportion between the amount spent by the eligible participant to purchase shares of the Company at the stock exchange market on which the Company negotiates its shares and the value of profit-sharing received by the Beneficiary of the Company or the Subsidiary, as applicable in the purchase year.

4.2.1.1. To the Beneficiaries who spend a proportionate amount higher or equal to 50% of net profit-sharing, Options equivalent to 4 times the number of parity shares shall be granted.

4.2.1.2. To the Beneficiaries who spend a proportionate amount higher or equal to 25% but less than 50% of net profit-sharing, Options equivalent to 2 times the number of parity shares shall be granted.

4.2.1.3. To the Beneficiaries who spend a proportionate amount of less than 25% of the net profit- sharing, Options equivalent to 1 time the number of parity shares shall be granted.

4.2.1.4. In order to dispel all doubts, the number of Options to be granted in the event of non-integers shall be rounded off to the nearest whole number so that the number of Options is always an integer.

4.2.2. The Beneficiary, after the purchase at the stock exchange market on which the Company negotiates its shares ,shall show the purchase of Shares until the end of the period for the purchase of Parity Shares, as set out in section 4.2.1. above, upon delivering to the Company of the corresponding brokerage notes and sign the individual agreement of granting of option (the “Additional Stock Options Agreement”).In order to dispel any doubt, the Additional Stock Options Agreement may only be signed between the Company and its Beneficiary in the months between February and May each year.

4.2.2.1. The Additional Shares Purchase Option Agreement shall necessarily comprise: (a) the commitment by the Beneficiary of not negotiating Parity Shares by minimum deadlines set forth in Section 4.3.2. as follows; (b) the number of Options to be granted, (c) the conditions for receiving the right to exercise the Option, including grace periods; (d) the expiry date of the Options, (e) the Option Price and payment terms, and (f) any other specific terms and conditions set forth by the Board of Directors, within the limits laid down in the applicable law, General Guidelines and the Plan.

4.3. Grace Period of the Additional Stock Options Plan  (Vesting)

4.3.1.    Grace Period of Options. The Options granted under the Additional Stock  Options Plan shall be exercised by the Beneficiaries, pursuant to the following provisions:

(a) Up to 1/3 of all Options may be exercised after one (1) year after signature of the Additional Stock Options Agreement, as set forth in Section 4.3.2. below;

(b) Up to 2/3 of all Options may be exercised after two (2) years after the signature of the Additional Stock Options  Agreement, as set forth in Section 4.3.2. below, and

(c) All Options may be exercised within three (3) years after the signature of the Additional Stock Options Agreement, as set forth in Section 4.3.2. below.

4.3.2.    Validity of the Commitment of Non-Negotiation of Parity Shares. The granting of Options of the Additional Stock  Options Plan  has as prerequisite the commitment of non-negotiation of the Beneficiary´s parity shares.The commitment of non-negotiation of the parity shares shall be effective for a minimum period of 3 (three) years, being partially extended pursuant to the following deadlines:

(i) After 1 (one) year from the date of signature of the Additional Stock Options Agreement up to 1/3 of parity shares may be negotiated by the Beneficiary;

(ii) After 2 (two) years from the date of signature of the Additional Stock  Options Agreement until 2/3 of parity shares may be negotiated by the Beneficiary, and

(iii) After 3 (three) years from the date of signature of the Additional Stock Options Agreement, all the parity shares can be negotiated by the Beneficiary.

4.3.2.1. In order to dispel any doubt:

(a) in the event of default by the Beneficiary of the non-negotiation of parity shares, the Additional Stock Options Agreement shall be terminated with cause and all options granted by the Additional Stock Options Agreement shall be canceled, including, but not limited to the Due Options.Such termination shall not entail any Beneficiary´s indemnity right either of the Company and/or the Subsidiaries, and

(b) it is included in the hypotheses of negotiation: (i) establishment of any liens and/or encumbrances of any nature on the parity shares, (ii) the sale, assignment, transfer, exchange and/or any form of transfer of parity shares under any circumstance or premise, (iii) the rent of Parity Shares.

5.            .Plan Management

5.1. The Plan management shall be under the responsibility of Board of Directors of the Company, which may, at its sole discretion, use the Compensation and Development Committee of People to assist them.

5.2. The Board of Directors will have  extensive powers to take all necessary measures to implement and/or amend the Plan, within the limits laid down in the applicable law and the General Guidelines. Among the powers of the Board of Directors are, without limitation, including extensive powers to:

(a)           Analyze, approve the recommendations concerning the Beneficiaries, as well as the number of Options granted;

(b)           Ensure compliance with the rules of the Plan, and to judge cases and not provided for therein;

(c)           Perform the grants of Options of the Plan annually;

(d)           Monitor the operation of the Plan, market practice and legislation changing the rules applicable to the Plan within the limits set forth by the applicable law and General Guidelines,

(e)           Propose adjustments to the General Guidelines which shall be submitted for approval by the General Meeting;

(f)            Approve raises in the social capital of the Company, within the limit of authorized capital and/or negotiate privately with shares held in treasury to comply with the obligations set out in the Plan, and

5.3.   In order to dispel any doubt, any amendments to the Plan by the Board of Directors shall affect Options already granted (provided that the respective Granting Agreements and/or Additional Option) as well as those to be granted, except for the Due Options, which may have their terms and conditions changed only by amendment to the Granting Agreement or Additional Stock Options Agreement by the Company and signed by the Beneficiary, except as provided in Section 5.3.1. below and amendments in the applicable law.

5.3.1. The Board of Directors, in order to preserve the objectives of the Plan set out in item 1 above, may,provided that the respective Granting Agreements and/or Additional Stock  Options Agreement: (a) change, annually, the number of Options granted and not yet exercised, and/or (b) change the option price of Options not yet exercised taking into account factors that impact significantly on the price of the Shares on stock exchanges, such as: (i) decisions of the Board of Directors, (ii) decisions of the General Meeting; and (iii) market factors unrelated to the intention of the Company and/or Subsidiaries.

6.            Actions.

6.1. Shall be object of this Plan nominal common shares representing the social capital of the Company (the “Action”) which shall ensure to their holders the same rights and obligations set out for the remaining shares issued by the Company.

6.2. Each Option shall grant to its holder, once exercisable pursuant to item 3.3 and 4.3 above, the right to purchase or subscribe for one (1) Share.

6.3. In order to address the Options, the Board of Directors may, in accordance with the Law and specific regulations (namely the Instruction CVM Number 390/03 and Law 6404/76, as amended), proceed with the issuance of new Shares within the limits of capital authorized or negotiate privately shares held in treasury.

            6.3.1. In any event at any time, the number of Options granted may not exceed in aggregate, 2,5 (Two point five percent) of the total number of Shares of the Company.

6.4. In order to dispel all doubt, in accordance with § 3 of article 171 of Law No. 6.404/76, there shall be no preferential right to grant and/or to exercise the Options.

7.            Maximum Validity Term for the Exercise of Options.

7.1.  All Options shall be exercised by the Beneficiary within the maximum validity term of 5 (five) years after the signature of the Grant Agreement or the Additional Stock  Options Agreement, as applicable.

7.1.1. The Options not exercised within a maximum term shall be canceled and the Beneficiary shall have no more right to complain of the Company and/or the Subsidiaries with regard to such Options.

8.            Negotiation of Options and Shares

8.1. The Options, including the Due Options, granted to the Beneficiaries are individual and non-transferable, except in case of succession upon Beneficiary´s death, in which the provisions of item 11 below shall apply.

8.2. It is expressly forbidden for the Beneficiaries to execute financial operations of derivatives tied or related to their Options.

8.3. If there is no legal restriction, the Beneficiaries may freely negotiate the Shares purchased by exercise of Due Options.

8.4. The Beneficiaries shall report quarterly the negotiation on the Shares of the Company, be the purchase either by the exercise of Due Options or transfer, under any circumstance or premise, the Shares purchased by exercising of Due Options.

9.            Exercise of Options.

9.1. The Beneficiary may exercise all or part of the Due Options, at any time, subject to the maximum of validity term as described in item 7 above, by an express notice in writing of their intention to exercise their Due Options (the “Notice of Exercise”).

9.1.1. The Notice of Exercise shall be in accordance with the communication model to be included in the Granting Agreement or Additional Stock Options Agreement, as applicable, and shall contain: (a) the number of Due Options that the Beneficiary intends to exercise; and (b) payment method, in accordance with the alternatives allowed under the Granting Agreement or the Additional Stock Options Agreement, as applicable.

9.1.2. The Notice of Exercise may be filed within 30 days after publication of the Annual Financial Statements.

Upon failure of exercising the right within the previously mentioned term, the Beneficiary may do so within 30 days after the disclosure to the CVM of the Financial Statements of the First, Second and Third Quarter.

9.2. Not observed any legal impediments, the Board of Directors at a regular monthly meeting immediately following receipt of the Notice of Exercise, shall promote a raise of social capital of the Company within the limit of authorized capital, or shall execute all necessary actions to authorize the private negotiation of Shares held in treasury in order to grant the Beneficiary with Shares relating to exercised Due Options.

9.2.1. The option exercise, executed under the terms of this Section 9, shall be formalized by entering of a Shares Subscription Term; Shares Purchase and Sale Agreement, or any other document as may be determined by the Board of Directors and/or financial institution in charge of bookkeeping of the Shares, which shall necessarily contain, the following information: (a) the number of Shares purchased or subscribed, (b) the Option Price, and (c) the payment method;.

9.2.2. The Company shall execute all acts necessary in order to register the Shares subscribed or purchased by the Beneficiary at the financial institution in charge of the bookkeeping of the Shares.

9.2.3. The Shares purchased or subscribed shall be entitled to dividends and other earnings as if they had been purchased on the same date, at BM&FBovespa.

10.          Option Price of Options and Payment Method.

10.1. The Option Price shall be determined by the Board of Directors and be equal to the average closing price of Shares in 20 biddings prior to signing of the Granting Agreement or the Additional Stock Options Agreement, as applicable.

10.1.1. The Option Price shall be adjusted monthly by the IPCA, or any other rate chosen by the Board of Directors, until the month prior to mailing of the Notice of Exercise of Due Options.

10.2. Payment can be made by the Beneficiary within 5 (five) business days after registration of the Shares on their behalf, provided the Beneficiary is using the net balance of negotiation of the Shares purchased by exercising the Options to pay the Option of Exercise.

11.          Dismissal, Retirement, Permanent Invalidity or Death.

11.1. In case of dismissal of the Beneficiary, the following shall be observed:

11.1.1. In the event of dismissal be voluntary or by means of initiative of the Company unfairly, the Due Options shall have their validity term anticipated and shall be exercised within a maximum of 30 (thirty) days of notice of dismissal; and the Options not yet due shall be canceled.

11.1.2. In the event of the dismissal be initiated by the Company fairly, all Options granted to the Beneficiary, including but not limited to the Due Options shall be canceled after the dismissal notice.

11.1.3. Options canceled as provided in items 11.1.1. and 11.1.2 above shall grant no liability of any compensation to the Beneficiary.

11.1.4. Grant Agreements or Additional Stock Options Agreements shall be terminated from the date of the Beneficiary´s dismissal, and such termination shall not grant any right of compensation to the Beneficiary.

11.1.5. Provisions of item 11.1,. in the case of executive officers not re-elected to their respective positions shall not be applied, provided they remain in the Company´s employees board and/or the Subsidiaries, in which the Granting Agreements or the Additional Stock Options Agreement, as applicable, shall remain effective with the same terms and conditions.

11.2. In case of retirement for period of service or permanent inability of the Beneficiary, the Due Options may be exercised within the expiration date set forth in the Granting Agreement or the Additional Stock Options Agreement; as applicable, and the Options which are not yet due shall automatically be considered Due Options, immediately exercisable within the validity term set forth in the Granting Agreement or the Additional Stock Options Agreement, as applicable.

11.3.  Upon Beneficiary´s death, the Options shall be transferred to the their heirs and/or legatees of the Beneficiary, and the Due Options may be exercised within a new validity term of 12 (twelve) months from the date of the Beneficiary´s death; and the Options which are not yet exercisable shall be considered immediately granted and Due Options, and may be exercised within the validity term of 12 (twelve) months from the date of the Beneficiary´s death.

12.          Society Restructure and Change in Number of Shares.

12.1. In the event of society restructure, whether by merger, consolidation or transformation of the Company, or in the event of exit of the Society from the Novo Mercado segment, the Management Council shall act on the effects of the society restructure for the Options granted until the date of the event.

12.2. In the event of change in the number of Shares, whether by grouping, splitting or bonus Shares, the Options and the Option Price may also be adjusted at the discretion of the Management Council in order to avoid distortion and damage to the Company and/or Beneficiaries.

13.          Miscellaneous.

13.1. The Plan shall enter into force upon its approval by the General Meeting being effective for a maximum term of 5 (five) years.

13.1.1. In order to dispel any doubt, the termination of the Plan within five (5) years shall not result in the cancellation of any Options granted during the validity of the Plan, which shall remain valid until the end of its validity, except the assumptions provided in this Plan of anticipated date of maturity.

13.2. Any dispute arising out from this Plan shall be settled in arbitration proceedings under the Rules of Arbitration of the Market Arbitration Chamber in accordance with Article 46 of the Bylaws of the Company.

13.3. This Plan shall have the same effectiveness of a Shareholders´ Agreement, and shall be recorded in the corporate records of the Company for all purposes of article 118 of Law No. 6.404/76.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   March 6, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director